SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [  ]

Securities Act Rule 802 (Exchange Offer)  [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [  ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [  ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [  ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  [ ]

MERUSHAN KABUSHIKI KAISHA
(Name of Subject Company)

MERCIAN CORPORATION
(Translation of Subject Company’s Name into English (if applicable))

JAPAN
(Jurisdiction of Subject Company’s Incorporation or Organization)

KIRIN HOLDINGS COMPANY, LIMITED
(Name of Person(s) Furnishing Form)

N/A
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Shigeto Maeda
10-1 Shinkawa 2-chome
Chuo-ku Tokyo 104-8288, Japan
Telephone: +81-3-5540-3424

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights offering Commenced)

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PART I
INFORMATION SENT TO SECURITY HOLDERS

Not applicable.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Attached as Exhibit I is an English translation of a public announcement posted on Mercian Corporation's website on September 10, 2010 (Tokyo time) regarding the opportunity for Mercian shareholders to demand repurchase of their shares in Mercian Corporation.  The public notice is available in English at http://www.mercian.co.jp/e/ir/pdf/20100910e.pdf.

Attached as Exhibit II is an English translation of a public announcement posted on the website of Kirin Holdings Company, Limited on September 10, 2010 (Tokyo time) regarding the opportunity for shareholders of Kirin Holdings Company, Limited to oppose the share exchange transaction, and the record date for the right to demand repurchase of shares in Kirin Holdings Company, Limited.  The public notice is available in English at http://www.kirinholdings.co.jp/english/ir/notice/pdf/100910e.pdf.

Attached as Exhibit III is an English translation of documents disclosed by Mercian Corporation in Japanese through TDNET, which is administered by the Tokyo Stock Exchange, on September 10, 2010 (Tokyo time).  The translation excludes immaterial portions of Exhibit 3 of Exhibit III.  The documents disclosed by Mercian Corporation and the translation attached as Exhibit III are also available for inspection by shareholders of Mercian Corporation at the head office of Mercian Corporation.

Attached as Exhibit IV is an English translation of documents disclosed by Kirin Holdings Company, Limited in Japanese through TDNET, which is administered by the Tokyo Stock Exchange, on September 10, 2010 (Tokyo time).  These documents and this translation are also available for inspection by shareholders of Kirin Holdings Company, Limited at the head office of Kirin Holdings Company, Limited.

PART III
CONSENT TO SERVICE OF PROCESS

Form F-X appointing an agent for service of process in connection with the subject transaction was filed concurrently with Form CB filed with the Commission on August 27, 2010.

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PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ryoichi Yonemura

(Signature)

Ryoichi Yonemura
General Manager
Strategic Planning Department

(Name and Title)

September 10, 2010

(Date)

Exhibit I

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:

This report summary relates to a proposed business combination which involves the securities of a foreign company.  It is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Translation of Japanese original

Notification of a Share Exchange

September 10, 2010
To Whom It May Concern (Shareholders):

Hiroshi Ueki, President and CEO
Mercian Corporation
1-5-8, Kyobashi, Chuo-ku, Tokyo

We hereby notify that Mercian Corporation (the “Company”) has decided to execute a share exchange (the “Share Exchange”), under which Kirin Holding Company, Limited (“Kirin Holdings”; address: 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo), will become the wholly owning parent company of the Company.

The Share Exchange will become effective as of December 1, 2010, subject to the approval of a proposal relative to the Share Exchange at the extraordinary general meeting of Mercian shareholders scheduled to be held on November 5, 2010.

Pursuant to the Share Exchange, shareholders who intend to exercise the appraisal right in accordance with Paragraph 1 of Article 785 of the Japanese Corporate Law are requested to notify the Company of their intention and the number of the Company shares relative to their rights in writing during the period from the date 20 days prior to the day on which the Share Exchange will come into effect (November 11, 2010) to the date preceding the day on which the Share Exchange will come into effect (November 30, 2010). In addition, for this notification, the shareholders concerned are requested to also take the actions of demanding respective account management institution with which their shares are deposited to work as a transfer agent concerning the notification and application for the book-entry transfer of shares which is relative to the rights to the account designated below.

Should the book-entry transfer of shares to the account designated below not be completed by November 30, 2010, the entitled shareholders might not be able to exercise their appraisal rights,

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under the practice on book-entry transfer of shares. Consequently, it is deemed that all the shareholders intending to exercise the right should apply for the above book-entry transfer of shares to deposited account management institutions by around November 22, 2010. As the specific period required for the book-entry transfer of shares differs depending on the account management institution with which the shares are deposited, every entitled shareholder should make inquiries about this subject. Please note and understand that this handling is to avoid the situation where the shareholders’ appraisal right cannot be exercised and to assure that the shareholders can exercise their rights without fail.

Account holder: Mercian Corporation
(JASDEC) Participant’s account code: 124006001510001281500

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Exhibit II

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:

This public notice relates to a proposed business combination which involves the securities of a foreign company.  It is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Translation of Japanese original

Formal Public Notice regarding Short-form Share Exchange and Designation of Record Date

To Shareholders:

We hereby announce as follows that Kirin Holdings Company, Limited (the “Company”) decided at the board of directors meeting held on Friday, August 27, 2010 to implement a share exchange (the “Share Exchange”) pursuant to which Mercian Corporation, with its principal office at 5-8, Kyobashi 1-chome, Chuo-ku, Tokyo, will become the wholly owned subsidiary of the Company effective on Wednesday, December 1, 2010 (the “Effective Date”):

1.
This Share Exchange will be implemented in accordance with Paragraph 3, Article 796 of the Japanese Corporate Law without obtaining the approval at a general meeting of shareholders as provided in Paragraph 1, Article 795 of the Japanese Corporate Law.  In this connection, shareholders opposing the Share Exchange should inform us to that effect in writing within two (2) weeks from the date of publication of this public notice.

2.
Shareholders intending to exercise the right to demand the Company to purchase shares of the Company (“Share Purchase Right”) in connection with the Share Exchange should, during the period beginning twenty (20) days prior to the Effective Date and ending on the day before the Effective Date, notify the Company of such intention and the number of shares to be subject to the Share Purchase Right.

3.
The Company hereby designates September 27, 2010 as the record date for the purpose of determining which shareholders are entitled to exercise a Share Purchase Right in connection with the Share Exchange, and the shareholders finally registered or recorded on the shareholders’ registry as of such date shall be the shareholders who are entitled to exercise Share Purchase Rights.

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Transfer Agent of the Shareholders’ Registry:

Mitsubishi UFJ Trust and Banking Corporation
4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Department in charge of handling the Shareholders’ Registry:

Securities Agent Department, Mitsubishi UFJ Trust and Banking Corporation
4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo

End

September 10, 2010

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo
Kirin Holdings Company, Limited
Senji Miyake, Representative Director

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Exhibit III

(Translation)

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:

This report summary relates to a proposed business combination which involves the securities of a foreign company.  It is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Translation of Japanese original

Document for Prior Disclosure in Connection with a Share Exchange

September 10, 2010

Hiroshi Ueki, President and CEO Mercian Corporation 1-5-8, Kyobashi, Chuo-ku, Tokyo

We hereby announce that Mercian Corporation (the “Company”) shall keep in place a document in which the content of the share exchange agreement (the “Share Exchange Agreement”) relating to the share exchange (the “Share Exchange”) that will be implemented by and between Kirin Holdings Company, Limited (“Kirin Holdings”), and the Company and other matters set forth by ministerial ordinance of the Ministry of Justice with regard to the Share Exchange, under which Kirin Holdings will become the wholly owning parent of the Company and the Company will become a wholly owned subsidiary of Kirin Holdings, are stated as described below. The document is kept in place in accordance with, Paragraph 1 of Article 782 of Japanese Corporate Law and Article 184 of the Ministerial Ordinance for Enforcement of Japanese Corporate Law.

1. Content of the Share Exchange Agreement

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The content of the Share Exchange Agreement is in Exhibit 1.

2. Matters Relating to the Propriety of the Consideration for the Share Exchange

(1)  Propriety with Respect to the Share Exchange on the Total Number of the Consideration and Allotment

In order to ensure fairness and reasonableness of the share exchange ratio for the Share Exchange, each of the parties decided to request a separate independent third party valuation institution to calculate a share exchange rate.  For this purpose, Kirin Holdings appointed Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley”) and the Company appointed Frontier Management, Inc. (“Frontier Management”).

Mitsubishi UFJ Morgan Stanley determined that the value of Kirin Holdings’ common stock should be analyzed using the market price analysis based on the fact that Kirin Holdings’ common stock, which is listed on the Tokyo Stock Exchange (the “TSE”), Osaka Securities Exchange (“OSE”), Nagoya Stock Exchange (the “Nagoya Stock Exchange”), Sapporo Securities Exchange (the “Sapporo Securities Exchange”) and Fukuoka Stock Exchange (the “Fukuoka Stock Exchange”), has a very large market capitalization and is highly liquid.  Mitsubishi UFJ Morgan Stanley generally analyzed the value of Kirin Holdings’ common stock using the market price analysis (i.e., the closing price as of the calculation base date (which was August 23, 2010), the average closing prices for the one (1) month period prior to the calculation base date and for the three (3) month period prior to the calculation base date).

For the common stock of the Company, based on the fact that the market price of the Company’s common stock is available, as it is listed on the TSE and OSE, Mitsubishi UFJ Morgan Stanley employed the market price analysis (i.e., the average closing prices for the one (1) month period prior to the calculation base date (which is August 23, 2010), the average closing prices for the three (3) month period prior to the calculation base date and, in order to reflect the impact of the “Internal Investigation Report Concerning Inappropriate Trade by the Department of Fish Feedstuffs and Interim Report by Third Party Committee” and the “Differences from Second Quarter Consolidated Performance Forecast and Modification of Consolidated Performance Forecasts for the Year and Dividend Forecast” published by the Company on August 12, 2010, the average closing price for the period starting on the business day immediately following the publication of the above announcements through the calculation base date), and also employed both the comparable companies analysis, based on the fact that several listed companies in similar industries are available for comparison, and the discounted cash flow analysis (“DCF Analysis”) in order to reflect the status of future business activities.  According to Mitsubishi UFJ Morgan Stanley, the outline of the calculation results for the share exchange rate is as follows (showing the value range of one the Company share in terms of Kirin Holdings shares, calculated based on each of the above valuation methods for Kirin Holdings’ per share stock price).

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Analysis Used	Range of Share Exchange Rate
Market Price Analysis	0.123~0.156
Comparable Companies Analysis	0.086~0.143
DCF Analysis	0.137~0.168

In calculating the above share exchange rates, Mitsubishi UFJ Morgan Stanley generally relied on the information provided by both companies and publicly available information, and assumed that all such information was accurate and complete without independent verification of the accuracy or completeness of such information.  Mitsubishi UFJ Morgan Stanley has not independently valued or appraised, nor has it requested a third party institution to value or appraise, assets or liabilities (including off-balance sheet assets and liabilities, and other contingent liabilities) of either company or their affiliated companies.  In addition, Mitsubishi UFJ Morgan Stanley assumed that the information relating to the Company’s financial forecasts has been reasonably prepared by the Company’s management based on the best estimates and judgments of the Company’s management available at the time.  The calculation results provided by Mitsubishi UFJ Morgan Stanley reflect the above information, among other information, that was available as of August 23, 2010.

Frontier Management valued common stock of Kirin Holdings and the Company using the market price average method and a discounted cash flow method (“DCF Method”).  Setting the calculation base date for the market price average method at August 25, 2010, Frontier Management calculated average closing prices for the period starting on August 13, 2010 (the business day immediately following the day on which “Second Quarter Results for the Year Ending in December 2010 (Japanese Standards) (Consolidated)” and “Internal Investigation Report Concerning Inappropriate Trade by the Department of Fish Feedstuffs and Interim Report by Third Party Committee” were published by the Company) through the calculation base date, for the one (1) month period starting on July 26, 2010 through the calculation base date, and for the period starting on June 14, 2010 (the business day immediately following the day on which “Report Concerning Inappropriate Trade by the Department of Fish Feedstuffs (Second Report)” was published by the Company) through the calculation base date.  The calculation results for the share exchange rate are as follows (showing share exchange rates as the number of Kirin Holdings shares that would be exchanged for one share of the Company stock calculated using each of the above valuation methods for the Company’s per share stock price).

Method Used	Range of Share Exchange Rate
Market Price Average Method	0.127~0.134

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DCF Method	0.134~0.150

Frontier Management calculated the share exchange rates assuming that all the publicly disclosed information, financial information and other information provided by both companies that Frontier Management examined in calculating the share exchange rate was accurate and complete, and has not independently verified the accuracy or completeness of such information.  Frontier Management has not independently valued or assessed, nor has it requested a third party institution to appraise or assess (including analysis and valuations of each separate asset and liability), assets or liabilities (including financial derivatives, off-balance sheet assets and liabilities, and other contingent liabilities) of either company or their affiliated companies.  In addition, Frontier Management assumed that the information relating to the financial forecasts and other information regarding future standing provided by both companies had been reasonably prepared by the respective companies’ management based on the best forecasts and determinations available at the time and that the financial situation of both companies would fluctuate in line with such forecasts, and relied on such forecasts and related materials without independent examination.

Kirin Holdings and the Company engaged in repeated negotiations and discussions based on the analysis provided by the above third party valuation institutions, and bearing in mind their respective financial conditions, performance trends and stock price movements, etc.  As a result, Kirin Holdings and the Company determined that the share exchange rate set forth in 1. of the Share Exchange Agreement above was advantageous to the shareholders of both Kirin Holdings and the Company, and resolved the share exchange rate for the Share Exchange upon approval obtained at meetings of their respective boards of directors held on August 27.

(2)  Reason for Selecting Shares of Kirin Holdings as the Consideration for the Share Exchange

We have selected Shares of Kirin Holdings as the consideration for the Share Exchange by taking into account that the liquidity of Kirin Holdings’ share will continue to be secured after the Share Exchange because Shares of Kirin Holdings is listed on securities exchanges and that the Company’s shareholders receiving an allotment of certain shares of Kirin Holdings will be able to benefit from interests obtainable through synergies that would be derived from becoming a wholly owned subsidiary of Kirin Holdings under the Share Exchange.

(3)  Matters Undertaken to Avoid Harming the Interests of the Company’s Shareholders

① Measures to ensure fairness

Since Kirin Holdings already holds 50.12% of the total outstanding shares of the Company, in order to ensure the fairness of the share exchange rate for the Share Exchange, Kirin Holdings and the Company each retained independent third party valuation institutions.

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Kirin Holdings requested Mitsubishi UFJ Morgan Stanley to calculate the share exchange rate for the Share Exchange, and negotiated and discussed the share exchange rate with the Company based on such calculation result, and the Board of Directors of Kirin Holdings resolved the Share Exchange at the share exchange rate specified in 2. (3) above at their meeting held on August 27, 2010.  Please note, however, that the results of the calculation of the share exchange rate submitted by Mitsubishi UFJ Morgan Stanley do not constitute its opinion regarding the fairness of such share exchange rate for the Share Exchange.

The Company requested Frontier Management as an independent third party valuation institution to calculate the share exchange rate for the Share Exchange, and negotiated and discussed the share exchange rate with Kirin Holdings based on such calculation result, and the Board of Directors of the Company resolved the Share Exchange at the share exchange rate specified in 2. (3) above at their meeting held on August 27, 2010.  The Company has obtained a fairness opinion dated August 26, 2010 from Frontier Management stating that the share exchange rate specified in 2.(3) above is reasonable for the shareholders of the Company’s common stock (other than Kirin Holdings) from a financial perspective.

In addition, the Company has retained Nagashima Ohno & Tsunematsu as their legal advisor and was advised regarding decision making procedures, methods and processes for the Share Exchange.

(4)   Measures to Avoid Conflict of Interests

  In order to avoid conflicts of interest, the following directors of the Company did not participate in the discussions or resolutions regarding the Share Exchange nor did they participate in the discussions or negotiations regarding the Share Exchange with Kirin Holdings as officers of the Company: Mr. Hiroshi Ueki, who is a director of Kirin Brewery Company, Limited, a wholly owned subsidiary of Kirin Holdings, and Mr. Koichi Matsuzawa, who is the representative director of Kirin Brewery Company, Limited and a director of Kirin Beverage Company, Limited, also a wholly owned subsidiary of Kirin Holdings.  Furthermore, in order to avoid conflicts of interest, the following statutory auditors of the Company did not participate in the discussions or resolutions regarding the Share Exchange, nor did they participate in the discussions or negotiations regarding the Share Exchange with Kirin Holdings as statutory auditors of the Company, or express any opinion regarding the Share Exchange: Mr. Hitoshi Oshima, a statutory auditor of Kirin Holdings and Kirin Brewery Company, Limited, and Mr. Naoki Hyakutake, an employee of Kirin Holdings.

Because there is no director of Kirin Holdings who also serves or served as officer or employee of the Company, Kirin Holdings did not take specific measure to avoid conflict of interests.

(5)  Propriety of the Capital Stock and Legal Capital Surplus of Kirin Holdings

The amounts of the capital stock and legal capital surplus of Kirin Holdings that will increase

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through the Share Exchange are as follows:

①  Amount of capital stock:     ¥0

②  Amount of legal capital surplus:

   Minimum amount that must be increased in accordance with the provisions of laws and regulations

③  Amount of legal retained earnings:     ¥0

The amounts of the capital stock and legal capital surplus stated above are deemed appropriate in view of the capital policy of Kirin Holdings.

3. Matters That Should Serve as Reference to the Consideration for the Share Exchange

(1) Articles of Incorporation of Kirin Holdings which Will Become the Wholly Owning Parent

  The Articles of Incorporation of Kirin Holdings are stated in Exhibit 2 as such.

(2) Method for Converting the Consideration for the Share Exchange into Money

① Securities exchange markets where the consideration for the Share Exchange is traded

Kirin Holdings’ common stock as the consideration for the Share Exchange is traded on the First Section of the Tokyo Stock Exchange, the First Section of the Osaka Securities Exchange, the First Section of the Nagoya Stock Exchange, the Sapporo Securities Exchange and the Fukuoka Stock Exchange.

② Entities engaged in trading of the consideration of the Share Exchange as an intermediary, broker or agency

Financial instruments firms (securities companies) nationwide conduct intermediary, brokerage, and agent services for trading thereof.

③ Content of Restriction on disposal including assignment of the consideration for the Share Exchange

None applicable

(3) Market Prices of the Consideration for the Share Exchange

The stock price movement of Kirin Holdings common stock on the Tokyo Stock Exchange for the past six months is as shown in below.

	March 2010	April	May	June	July	August
Highest (Yen)	1,392	1,424	1,347	1,246	1,176	1,215
Lowest (Yen)	1,223	1,317	1,188	1,116	1,090	1,145

(4) Balance sheets of Kirin Holdings (which Will Become the Wholly Owning Parent)

This description is omitted as Kirin Holdings have submitted its securities report.

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4. Matters Relating to the Propriety of the Provision on Share Warrant in Connection with the Share Exchange

None applicable

5. Matters Relating to Financial Statements

(1) Kirin Holdings which Will Become the Wholly Owning Parent

① Content of the financial Statements pertaining to the last fiscal year

  The content of the financial documents of Kirin Holdings pertaining to the last fiscal year is shown in Exhibit 3 as such.

② Content of provisional financial statements

None applicable

③ Content of subsequent events

None applicable

(2) Subsequent events at the Company

The events at the Company that occurred after the last fiscal year-end, and might have significant effects on the financial condition of the Company, including the disposal of important corporate asset and a significant debt to be incurred, are as described in below.

① Significant company split (Company split of the processing liquors and fermented cooking condiment business)

(i) Content of the company split

The Company has strengthened its collaboration with several Kirin Group companies since July 2007 for the purpose of maximizing its corporate value. In this context, as of July 1, 2010, the Company’s processing liquors and fermented cooking condiment business and alcohol-based sanitation product business was succeeded by Kirin Kyowa Foods Company, Limited through a simple absorption-type split, in order to maximize the Company’s corporate value by promoting selection and concentration of businesses by integrating its processing liquors and fermented cooking condiment business with the successor company.

(ii) Business performance of the separated division
(Millions of yen)

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	Processing liquors and fermented cooking condiment business (a)	Business performance of the Company for the year ended December 31, 2009 (b)	Percentage(a/b)
Net sales	8,850	80,506	11.0%

(iii) Account items and amounts of the split-off assets and liabilities
(Millions of yen)
Assets		Liabilities
Account item	Book value	Account item	Book value
Current assets	1,634	Current liabilities	262
Noncurrent assets	2,842
Total	4,476	Total	262

② Significant company split (Company split of the brewing alcohol sales business)

(Absorption-type split between the Company and Daiichi Alcohol Co., Ltd.)

(i) Content of the company split

The Company has strengthened its collaboration with several Kirin Group companies since July 2007, for the purpose of maximizing its corporate value. In this context, with July 1, 2010, as the effective date, the Company caused Daiichi Alcohol Company, Limited (“Daiichi Alcohol”), the Company’s wholly owned subsidiary, to succeed its brewing alcohol sales business through a short form absorption-type split to raise its presence by ensuring a competitive edge in the brewing alcohol industry and to maximize its corporate value by maximizing synergies within the Kirin Group.

(ii) Business performance of the separated division
(Millions of yen)
	Brewing alcohol sales business (a)	Business performance of the Company for the year ended December 31, 2009 (b)	Percentage (a/b)
Net sales	4,655	80,506	5.8%

(iii) Account items and amounts of the split-off assets and liabilities
(Millions of yen)
Assets		Liabilities
Account item	Book value	Account item	Book value

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Current assets	1,490	Current liabilities	12
Noncurrent assets	100
Total	1,591	Total	12

(Absorption-type split between KYOWA HAKKO BIO CO., LTD. and Daiichi Alcohol)

(i) Content of the company split

Daiichi Alcohol succeeded the brewing alcohol sales business of KYOWA HAKKO BIO CO., LTD., through an absorption-type split, with July 1, 2010 as the Effective Date.
(ii) Business performance of the succeeded division
(Millions of yen)
	Brewing alcohol sales business (a)	Business performance of KYOWA HAKKO BIO CO., LTD., for the year ended December 31, 2009 (b)	Percentage (a/b)
Net sales	7,805	42,313	18.4%

(iii) Account items and amounts of the succeeded assets and liabilities
(Millions of yen)
Assets		Liabilities
Account item	Book value	Account item	Book value
Noncurrent assets	1,462	Current liabilities	11
Total	1,462	Total	11

③ Inappropriate trading by the Department of Fish Feedstuffs

Suspicion of  inappropriate trading in the Fish Feedstuffs Division of the Company arose in May 2010, and an Internal Investigation Committee (chairperson: Hiroshi Ueki, President and CEO) was established on May 21, 2010, to investigate the situation and the loss from this scandal. The investigation by the committee revealed that improper accounting treatment such as not recording expenses for sample shipments and the manipulation of the sales-recording period in addition to fraudulent transactions such as fictitious sales, fictitious manufacturing and circular transactions that combined said fraudulent techniques had been committed on an ongoing basis at the division in prior years. Moreover, the investigation revealed falsified evidence of compliance with of internal

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controls,  as well as stated inventory quantities that were based in part on dummy products, to conceal the fraudulent activities.

Therefore, the Company decided to investigate the financial figures that had been affected in the previous fiscal years due to the improper accounting treatment and fraudulent transactions in order to retroactively correct the figures in the financial statements for the relevant fiscal periods to the proper amounts. These corrections on the financial statements resulted in about 6,479 million yen as the total of the affected amounts due to the loss disposition for the periods from the first quarter of the year ended December 2005 to the second quarter of the year ended December 2010. Moreover, as a result of the correction to the financial statements discussed above, the Company re-examined for prior years its determinations as to the collectability of deferred tax assets and on the application of impairment loss accounting. These corrections on the financial statements resulted in about 1,872 million yen as the total of other affected amounts in accounting for the periods from the first quarter of the year ended December 2005 to the first quarter of the year ending December 2010. Consequently, the affected amounts that had an impact on profit and loss totaled about 8,351 million yen.

Based on these corrections to the financial statements, the Company corrected the annual reports, semiannual securities reports and quarterly securities reports for the periods from the first half of the year ended December 2005 to the first quarter of the year ending December 2010.

The below sets forth an overview of the amounts affected by the corrections described above for the consolidated and non-consolidated business performance in prior years.

For detail of the corrections, readers shall refer the correction reports on the annual securities reports, semiannual securities reports and quarterly securities reports which had been submitted on August 22, 2010 by the company.

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Affected Amounts on Income by Factor (consolidated)
(Millions of yen; Positive figures present losses, contrary to ordinary accounting presentation)
Breakdown	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2008	Fiscal 2009	Fiscal 2010		Total
						1Q	2Q
⑴ Payments for fictitious manufacturing and purchases	226	129	30	1,625	3,747	1,261	752	7,769
⑵ Collections from fictitious sales and fare-paying provisions of raw materials	(218)	(106)	23	(908)	(2,917)	(884)	(187)	(5,197)
⑶ Revision to net sales		233	271	1,912	2,743	677	(256)	5,579
⑷ Revision to cost of sales	8	(53)	(159)	(781)	(1,623)	(466)	146	(2,930)
⑸ Loss on valuation of inventories					356			356
⑹ Provision for the balance of accounts receivable—trade				184	213		18	415
⑺ Possible obligations							314	314
⑻ Revision to SG&A expenses				(24)	(16)	13	7	(21)
⑼ Loss on prior periods adjustment	194							194
Total	210	202	165	2,007	2,502	600	793	6,479

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Other Affected Amounts in Accounting

Breakdown	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2008	Fiscal 2009	Fiscal 2010		Total
						1Q	2Q
Impairment loss and loss on retirement of noncurrent assets				734	(314)			420
Income taxes—deferred			1,917	(706)	(42)	282		1,452
Total revised income			1,917	27	(355)	282		1,872

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Affected Amounts by Major Account Item of the Financial Statements

Period	Account Item	Consolidated				Non-consolidated
		Before Correction (A)	After Correction (B)	Corrected Amounts (C) [(B)-(A)]	Correction Rate (C)/(A)	Before Correction (A)	After correction (B)	Corrected Amounts (C) [(B)-(A)]	Correction Rate (C)/(A)
Fiscal Year Ended December 2005	Net Sales	99,027	99,027	0	0.00%	93,613	93,613	0	0.00%
	Gross profit	29,777	29,769	(7)	-0.02%	28,245	28,237	(8)	-0.03%
	Operating income	2,595	2,587	(7)	-0.27%	2,057	2,049	(7)	-0.34%
	Ordinary income	2,675	2,667	(7)	-0.26%	3,434	3,426	(7)	-0.20%
	Net income	1,409	1,199	(209)	-14.83%	2,344	2,134	(209)	-8.92%
	Total Assets	87,938	87,739	(199)	-0.23%	84,504	84,304	(1991	-0.24%
	shareholders' equity	47,592	47,382	(209)	-0.44%	46,903	46,693	(209)	-0.45%
Fiscal Year Ended December 2006	Net Sales	99,587	99,355	(232)	-0.23%	92,256	92,023	(232)	-0.25%
	Gross profit	28,724	28,544	(179)	-0.62%	26,689	26,509	(179)	-0.67%,
	Operating income	1,448	1,250	(197)	-13.60%	911	713	(197)	-21.62%
	Ordinary income	1,558	1,360	(197)	-12.64%	1,246	1,048	(197)	-15.81%
	Net income	1,860	1,658	(202)	-10.86%	1,790	1,588	(202)	-11.28%
	Total Assets	95,418	95,011	(407)	-0.43%	90,072	89,665	(407)	-0.45%
	Net Assetss	48,887	48,475	(411)	-0.84%	47,698	47,286	(411)	-0.86%
Fiscal Year Ended December 2007	Net Sales	103,329	103,058	(270)	-0.26%	94,888	94,618	(270)	-0.28%
	Gross profit	25,183	25,071	(1 1 1)	-0.44%	23,012	22,900	(111)	-0.48%
	Operating income	801	689	(III)	-13.86%	443	331	(111)	-25.06%
	Ordinary income	896	784	(111)	-12.39%	614	502	(111)	-18.08%
	Net income	483	(1,598)	(2,082)	-	361	(1,841)	(2,203)	-
	Total Assets	89,129	87,084	(2,045)	-2.29%	83,274	81,228	(2,045)	-2.46%
	Net Assets	48,618	46,124	(2,494)	-5.13%	47,335	44,720	(2,615)	-5.52%
Fiscal Year Ended December 2008	Net Sales	92,743	90,831	(1,911)	-2.06%	84,273	82,558	(1,715)	-2.04%
	Gross profit	22,766	21,636	(1,130)	-4.96%	21,016	19,975	(1,041)	-4.95%
	Operating income	670	(1,302)	(1,973)	-	623	(1,260)	(1,884)	-
	Ordinary income	585	(1,387)	(1,973)	-	598	(1,285)	(1,884)	-
	Net income	162	(1,871)	(2,034)	-	347	(1,597)	(1,945)	-
	Total Assets	82,227	78,132	(4,095)	-4.98%	78,442	74,239	(4,203)	-5.36%
	Net Assets	46,600	42,071	(4,528)	-9.72%	46,496	41,936	(4,560)	-9.81%
Fiscal Year Ended December 2009	Net Sales	83,249	80,506	(2,742)	-3.29%	74,768	72,452	(2,315)	-3.10%
	Gross profit	21,339	20,220	(1,119)	-5.24%	19,196	18,159	(1,037)	-5.40%
	Operating income	564	(1,579)	(2,143)	-	352	(1,708)	(2,061)	-
	Ordinary income	883	(1,259)	(2,143)	-	443	(1,617)	(2,061)	-
	Net income	28	(2,117)	(2,146)	-	4	(2,422)	(2,426)	-
	Total Assets	77,270	70,719	(6,5501_	-8.48%	72,820	66,147	(6,672)	-9.16%
	Net Assets	45,954	39,238	(6,716)	-14.61%	45,167	38,139	(7,028)	-15.56%
Fiscal Period Ended March 2010 (1st quarter)	Net Sales	16,872	16,195	(676)	-4.01%	-	-	-	-
	Gross profit	4,445	4,235	(210)	-4.72%	-	-	-	-
	Operating income	(602)	(1,199)	(596)	99.00%	-	-	-	-
	Ordinary income	(571)	(1,167)	(596)	104.38%	-	-	-	-
	Net income	(383)	(1,265)	(882)	230.29%	-	-	-	-
	Total Assets	71,521	63,912	(7,609)	-10.64%	-	-	-	-
	Net Assets	44,874	37,280	(7,593)	-16.92%	-	-	-	-

Note: In the (non-)consolidated statements of income for the year ended December 31, 2005, a (non-) consolidated decrease in cumulative profits of negative 194 million yen is recorded as an extraordinary loss. This loss resulted from inappropriate accounting treatment relating to the periods (prior to and inclusive of the fiscal year ended December 31, 2004) before the most recent five fiscal years (for the most recent five fiscal years, financial statements were revised).

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Exhibit 1
Share Exchange Agreement

Kirin Holdings Company, Limited (located at 2-10-1, Shinkawa, Chuo-ku, Tokyo and hereinafter referred to as “Kirin”) and Mercian Corporation (located at 1-5-8, Kyobashi, Chuo-ku, Tokyo and hereinafter referred to as “Mercian”) hereby enter into this Share Exchange Agreement (this “Agreement”) as follows.

Article 1.          Share Exchange

Kirin and Mercian will effect a share exchange (the “Share Exchange”) in accordance with this Agreement, under which Kirin is the share exchange wholly-owning parent company (kabushiki kokan kanzen oyagaisha) and Mercian is the share exchange wholly-owned subsidiary (kabushiki kokan kanzen kogaisha), and Kirin will acquire all the outstanding shares of Mercian held by holders other than Kirin.

Article 2.          Number of Shares Delivered in Share Exchange and Allotment

1.
Pursuant to the Share Exchange, immediately prior to the effective time of the Share Exchange, Kirin shall deliver common shares of Kirin to each shareholder of Mercian (i.e, shareholders of Mercian, excluding Kirin, after the cancellation of Mercian’s treasury shares under Article 6) in a number equal to the of common shares of Mercian held by such shareholder multiplied by 0.14, in consideration for the shares of Mercian’s common share held by such shareholder.

2.
Kirin shall allot common shares of Kirin to each Mercian shareholder immediately prior to the effective time of the Share Exchange (i.e, shareholders of Mercian, excluding Kirin, after the cancellation of Mercian’s treasury shares under Article 6) at the exchange rate of 0.14 shares of Kirin’s common stock for each share of Mercian’s common stock held by each such shareholder.  If any share of Kirin’s common stock so allotted is a fractional share less than one (1) share, such share shall be treated pursuant to Article 234 of the Company Law.

Article 3.          Matters Regarding Capital and Reserve Amount of Kirin

As a result of the Share Exchange, the amount of capital and reserve of Kirin will increase as follows:

(1)	Capital amount	JPY0

(2)	Capital reserve amount	the minimum amount required to be increased under laws and regulations

(3)	Retained earnings reserve amount	JPY0

Article 4.          Effective Date

The effective date of the Share Exchange (the “Effective Date”) shall be December 1, 2010; provided, however, that the date of the Effective Date may be changed upon discussion and agreement between Kirin and Mercian if such change is necessary as a matter of procedure or for other reasons.

Article 5.          Approval of Share Exchange at General Meeting of Shareholders

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1.
Mercian shall convene an extraordinary meeting of shareholders that shall be held prior to the Effective Date (or changed Effective Date, if applicable) at which Mercian shall seek approval for the execution of this Agreement and other matters necessary for the Share Exchange.

2.
Kirin shall implement the Share Exchange without seeking a resolution of approval at a general meeting of shareholders as stipulated in Paragraph 1 of Article 795 of the Corporate Law pursuant to the main provision of Paragraph 3 of Article 796 of Corporate Law; provided, however, that if shareholders holding no less than the number of shares stipulated in Paragraph 4 of Article 796 of the Corporate Law and Article 197 of the Enforcement Ordinance of the Corporate Law notify Kirin of their objection to the Share Exchange, Kirin and Mercian shall determine how to address such objection upon mutual discussion and agreement.

Article 6.          Cancellation of Treasury Shares

Mercian shall cancel treasury shares held by it on a date prior to the allotment and delivery of common shares of Kirin on the Effective Date under Article 2 (with respect to any Mercian shareholders that object to the Share Exchange and demand Mercian to purchase shares held by such shareholders pursuant to Paragraph 1 of Article 785 of the Corporate Law, the time after such purchase and prior to the allotment and delivery of Kirin’s common share under Article 2; hereinafter referred to as the “Record Date”) on the Record Date upon resolution at a meeting of board of directors held prior to the Effective Date.

Article 7.          Management of Corporate Properties

After the date of this Agreement and until the Effective Date, Kirin and Mercian shall manage and operate their respective businesses and properties with the care of a good faith manager, and any action that would materially affect their properties or rights and obligations shall be subject to prior discussion and agreement between Kirin and Mercian.

Article 8.          Change of Terms of Share Exchange; Termination of Agreement

If, after the date of this Agreement and before the Effective Date, (a) the status of the properties or management of either Kirin or Mercian has been materially changed, (b) a situation has occurred that materially affects the implementation of the Share Exchange or (c) the purposes of this Agreement have become difficult to achieve due to an act of God or other reasons, Kirin and Mercian may amend the terms and conditions of the Share Exchange or terminate this Agreement to cancel the Share Exchange upon discussion and agreement between Kirin and Mercian.

Article 9.          Effect of this Agreement

This Agreement shall lose effect if (a) Mercian fails to obtain approval at the extraordinary meeting of shareholders provided under Article 5.1, (b) if the proviso in Section 5.2 is triggered and Kirin subsequently  fails to obtain approval at a general meeting of shareholders under Paragraph 1 of Article 795 of the Corporate Law, (c) either Kirin or Mercian fails to obtain such approvals from competent authorities as required to be obtained in advance for the effect of the Share Exchange under laws and regulations or (d) this Agreement is terminated pursuant to the preceding article.

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Article 10.        Discussion

Any matters necessary for the Share Exchange in addition to the matters set forth in this Agreement shall be decided by Kirin and Mercian upon mutual discussion and agreement in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, this Agreement was made in duplicate and, upon signing and sealing, Kirin and Mercian shall retain each one (1) copy.

August 27, 2010

Kirin:

[signature]

2-10-1, Shinkawa, Chuo-ku, Tokyo

Kirin Holdings Company, Limited

Senji Miyake, President and CEO

Mercian:

[signature]

1-5-8, Kyobashi, Chuo-ku, Tokyo

Mercian Corporation

Hiroshi Ueki, President and CEO

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Exhibit 2

A R T I C L E S

O F

I N C O R P O R A T I O N

(AMENDED AS OF MARCH 26, 2009)

Kirin Holdings Company, Limited

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ARTICLES OF INCORPORATION

OF

Kirin Holdings Company, Limited

Chapter I.  General Provisions

Article 1.  The Company shall be called KIRIN HOLDINGS KABUSHIKI KAISHA, which shall be written in English Kirin Holdings Company, Limited.

Article 2.  The purposes of the Company shall be to own shares or interests in companies (including foreign companies), kumiai (including foreign associations similar to kumiai), and other similar business entities that engage in the following businesses and to control and manage business activities of such companies and entities.

(1)	Manufacture and sale of beer and other liquors.

(2)	Manufacture and sale of soft and other drinks.

(3)	Manufacture and sale of foods.

(4)	Manufacture and sale of chemical products.

(5)	Manufacture, sale, import and export of pharmaceutical products and medical machinery and equipment.

(6)	Manufacture and sale of fertilizers and feedstuffs.

(7)	Sale and purchase, leasing and renting and administration and management of real estates.

(8)	Warehousing business.

(9)	Operation of sporting facilities.

(10)	Operation of eating establishments, inns and hotels.

(11)
Designing, manufacture, installation work, operation and management of manufacturing equipment for liquors, various kinds of drinks and the like and its related apparatus and technical instructions therein and sale thereof.

(12)	Production and sale of such agricultural products as seeds and saplings, flowering plants, vegetables, fruit and the like.

(13)	Financial business.

(14)	Cargo transportation by automobiles.

(15)	Business incidental or related to the businesses in each of the preceding items.

The Company may engage in any business set forth in each of the items in the preceding Paragraph and any business incidental or related thereto.

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Article 3.  The Company shall have its head office in Chuo-ku, Tokyo.

Article 4.  Public notices of the Company shall be issued electronically. However, if for some unavoidable reason, such as an accident, it is unable to issue them electronically, the Company shall place the public notices in the Nihon Keizai Shimbun.

Chapter II.  Shares

Article 5.  The total number of shares authorized to be issued by the Company shall be 1,732,026,000 shares.

Article 6.  In accordance with the provisions of Article 165(2) of the Corporation Law, the Company may, by a resolution of the Board of Directors of the Company, acquire treasury shares.

Article 7.  The number of shares to constitute a unit share of the Company (Tangen-kabu) shall be 1,000.

Article 8.  Shareholders holding fractional unit share may request the Company to sell the number of shares that will, together with such fractional unit share, constitute one unit share of the Company.

Article 9.  Shareholders of fractional unit shares of the Company may not exercise their rights in relation to such fractional unit shares other than those stipulated in each of the following items.

(1)	Rights provided in each of the items of Article 189(2) of the Corporation Law

(2)	Rights to request pursuant to the provisions of Article 166(1) of the Corporation Law

(3)	Rights to receive allotment of share offering and allotment of share subscription rights in accordance with the number of shares possessed by the shareholders

(4)	Rights to request provided in Article 9

Article 10.  The handling relating to shares, and share subscription rights together with the fees therefor and procedures for the exercise of shareholders’ rights shall be governed by the provisions of the relevant laws and regulations or the Articles of Incorporation of the Company and the

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Share Handling Regulations to be established by the Board of Directors.

Article 11.  The Company shall have a shareholder register administrator with respect to shares.

The shareholder register administrator and its business office shall be determined by resolution of the Board of Directors and public notice shall be given thereof.

The preparation and maintenance of the shareholder register and the register of share subscription rights of the Company and other businesses relating to shares and share subscription rights shall be entrusted to the shareholder register administrator and not handled by the Company.

Article 12.  The Company shall treat the shareholders appearing or recorded in the final shareholder register as of December 31 of each year as the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders.

If it is necessary, in addition to the case of the preceding paragraph or other cases set forth in the Articles of Incorporation, the Company may, upon giving prior public notice, set a certain date and treat the shareholders or the registered share pledgees appearing or recorded in the register of shareholders as of such date as the shareholders or the pledgees entitled to exercise their rights as such.

Chapter III.  General Meeting of Shareholders

Article 13.  The ordinary general meeting of shareholders shall be convened in March of each year.

Extraordinary general meetings of shareholders shall be convened whenever necessary.

The general meeting of shareholders shall be convened in the wards of the Metropolis of Tokyo.

Article 14.  Chairmanship of a general meeting of shareholders shall be assumed by the President. If the office of the President is vacant or if the President is unable to act, the chairmanship shall be assumed by another Director in the order previously fixed by resolution of the Board of Directors.

Article 15.  As for the convocation notice of the general meeting of shareholders, the Company is considered to have provided the information to be stated or indicated in the reference documents for the general meeting of shareholders, business reports, financial statements and consolidated financial statements to the shareholders by disclosing such information via the internet in accordance with the Ordinance of the Ministry of Justice.

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Article 16.  A Shareholder may appoint one proxy who exercises such shareholder’s voting rights on behalf of such shareholder; provided, however, that such proxy must be a shareholder of the Company entitled to vote.
A shareholder or a proxy shall submit a document certifying the power of representation to the Company at each general meeting of shareholders.

Article 17.  Unless otherwise provided for in laws and regulations, or the Articles of Incorporation, the resolutions of a general meeting of shareholders shall be adopted by a majority of the shareholders present.

Resolutions of a general meeting of shareholders as provided for in Article 309(2) of the Corporation Law shall be adopted, at such meeting at which shareholders holding 1/3 or more of the voting rights of all shareholders entitled to exercise their voting rights are present, by 2/3 or more of the voting rights of the shareholders so present.

Article 18.  The gist of the proceedings and the actions taken at a general meeting of shareholders and other matters provided by relevant laws and regulations shall be recorded in minutes, and such minutes shall be kept at the Company.

Chapter IV.  Directors and Board of Directors

Article 19.  The Company shall establish a Board of Directors.

Article 20.  The Company shall have not more than 12 Directors.

Article 21.  Directors shall be elected at a general meeting of shareholders.
For the purpose of election under the preceding paragraph, the presence of holders of 1/3 or more of the voting rights held by all shareholders entitled to exercise their voting rights and a majority of the voting rights of the shareholders so present shall be required.
No cumulative voting shall be used for the election of Directors.

Article 22.  The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the last fiscal year that closes within 1 year after the election.

Article 23.  The remuneration, bonuses and any other proprietary benefits to be paid to Directors by the Company in consideration for their performance of duty (hereinafter referred to as “remunerations”) shall be subject to the resolution of a general meeting of shareholders.

Article 24.  The Board of Directors shall be composed of the Directors, and shall decide the

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management of corporate affairs and supervise the execution of the duties by Directors.

Article 25.  The Board of Directors may, by its resolution, appoint one Chairman of the Board and one President, and appoint several Vice Presidents, Senior Managing Directors and Managing Directors.

The President shall represent the Company.

In addition to the preceding paragraph, the Board of Directors may, by its resolution, select one or more other Directors to represent the Company.

Article 26.  Convocation notice of a meeting of the Board of Directors shall be dispatched to each Director and each Corporate Auditor at least three (3) days prior to the date of the meeting; provided, however, that such period may be shortened in case of urgency.

Article 27.  The resolutions of the Board of Directors shall be made by a majority of the Directors present when a majority of the Directors entitled to participate in the vote are present.

Propositions relating to matters to be resolved by the Board of Directors shall be deemed to have been resolved by the Board of Directors if all the Directors (limited to those Directors entitled to participate in the vote) agreed in writing or by electromagnetic means; provided, however, that a proposition shall not be deemed to be resolved if any of the Corporate Auditors objected to such proposition.

Article 28.  The Company may, by resolution of the Board of Directors, exempt any Director (including former Directors) from liabilities to the extent provided in laws and regulations.

Chapter V.  Corporate Auditors and Board of Corporate Auditors

Article 29.  The Company shall appoint Corporate Auditors and establish a Board of Corporate Auditors.

Article 30.  The Company shall have not more than 5 Corporate Auditors.

Article 31.  Corporate Auditors shall be elected at a general meeting of shareholders.

For the purpose of election under the preceding paragraph, the presence of holders of 1/3 or more of the voting rights held by all shareholders entitled to exercise their voting rights and a majority of the voting rights of the shareholders so present shall be required.

Article 32.  The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the last fiscal year that closes within 4 years after

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the election; provided, however, that the term of office of Corporate Auditors elected to fill the vacancies created by the retirement of Corporate Auditors before expiration of their term of office will expire at such time as the term of office of the retired Corporate Auditors would have expired.

Article 33.  The remunerations to Corporate Auditors shall be subject to the resolution of a general meeting of shareholders.

Article 34.  The Board of Corporate Auditors shall be composed of Corporate Auditors. The Board shall have the functions provided for in laws and regulations and shall also, by its resolution, be entitled to determine matters relating to the execution of duties of Corporate Auditors; provided, however, that the Board shall not interfere with the exercise of functions of Corporate Auditors.

Article 35.  The Board of Corporate Auditors shall select a standing Corporate Auditor(s) from among the Corporate Auditors.

Article 36.  Convocation notice of a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least three (3) days prior to the date of the meeting; provided, however, that such period may be shortened in case of urgency.

Article 37.  The resolutions of the Board of Corporate Auditors shall be made by a majority of Corporate Auditors.

Article 38.  The Company may, by resolution of the Board of Directors, exempt any Corporate Auditor (including former Corporate Auditors) from liabilities to the extent provided in laws and regulations.

Chapter VI.  Accounting Auditors

Article 39.  The Company shall have Accounting Auditors.

Article 40.  The Accounting Auditors shall be elected at a general meeting of shareholders.

Article 41.  The term of office of Accounting Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the last fiscal year that closes within 1 year after the election.

Unless otherwise resolved at the ordinary general meeting of shareholders provided in the preceding paragraph, Accounting Auditors shall be deemed to be re-elected at such ordinary general meeting of shareholders.

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Chapter VII.  Accounts

Article 42.  The fiscal year of the Company shall commence on January 1 and end on December 31 of each year.

Article 43.  The Company shall, by resolution of the general meeting of shareholders, appropriate dividends of surplus and pay the same to the shareholders or registered share pledgees appearing or recorded in the final shareholder register as of the last day of each fiscal year.

By resolution of the Board of Directors, the Company may pay interim dividends to the shareholders or registered share pledgees appearing or recorded in the final shareholder register as of June 30 of each year.

Article 44.  The Company shall be relieved of the obligation to pay any dividends of surplus (including interim dividends; the same applies hereinafter) upon expiration of 5 years following the day on which such dividend became due and payable.

Dividends of surplus shall bear no interest.

* * * *

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March 28, 1975:	Amended in their entirety as a result of the amendment of the Commercial Code.

January 1, 1977:	Article 3 amended (amendment with specified effective date adopted on April 28, 1976).

April 28, 1978:	Article 16 amended, Supplementary Provisions deleted in their entirety.

April 28, 1980:	Article 5 amended.

April 28, 1981:	Article 16 amended.

April 28, 1982:	Article 23 newly created, Articles 5, 6, 7, 8, 10, 11, 13, 17, 20 and 25 amended, Supplementary Provisions newly created.

April 27, 1984:	Articles 2 and 16 amended.

April 26, 1985:	Article 2 amended, Supplementary Provisions deleted in their entirety.

April 28, 1986:	Article 16 amended.

April 28, 1988:	Articles 10, 11, 16, 24, 25 and 27 amended, Supplementary Provisions newly created (deleted as of December 31, 1988).

March 29, 1990:	Articles 5, 10, 11 and 25 amended.

March 28, 1991:	Articles 6, 7, 8 and 9 amended.

March 27, 1992:	Article 16 amended.

March 30, 1994:	Articles 23, 24, 25, 26, 27 and 29 newly created, Articles 16, 17, 18 and 19 amended.

May 1, 1995:	Article 3 amended (amendment with specified effective date adopted on March 30, 1995).

March 27, 1998:	Article 5 amended.

March 30, 1999:	Articles 2 and 5 amended.

March 30, 2000:	Articles 2 and 5 amended.

March 29, 2001:	Article 5 amended.

March 28, 2002:	Articles 5, 6, 7, 8, 17 and 24 amended.

March 28, 2003:	Articles 7, 8, 10, 14, 16, 18, 25 and 31 amended, Article 33 deleted, Supplementary Provisions newly created.

March 30, 2004:	Articles 6 and 8 newly created, Articles 2, 9, 10 and 11 amended, Supplementary Provisions deleted in their entirety and Supplementary Provisions Articles 1 newly created.

March 30, 2006:	Articles 25 and 33 newly created, Supplementary Provision Article 1 deleted.

May 1, 2006:	Articles 6, 19, 27, 29, 37 and 39-41 newly created, Articles 5, 7-14, 17, 18, 21-23, 25, 31-35, and 42-44 amended (amendment with specified effective date adopted on March 30, 2006).

March 28, 2007:	Articles 10 and 17 newly created, Articles 18 and 22 amended.

July 1, 2007:	Articles 1 and 2 amended (amendment with specified effective date adopted on March 28, 2007).

March 26, 2008:	Articles 4 and 11 amended.

March 26, 2009:	Articles 7, 8, 10 and 11 amended, Articles 6 and 13 deleted,

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Supplementary Provisions newly created (deleted as of January 6, 2010).

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Exhibit 3

The following English translation does not include immaterial portions of the original Japanese language disclosure.

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BUSINESS REPORT
(For the period from January 1 to December 31, 2009)

1. Overview of Kirin Group business activities

(1) Kirin Group developments and results of business activities

The global economy remained in a serious condition throughout this consolidated fiscal year, in spite of indications that the downturn might have bottomed out. In Japan, economic stimulus plans and other measures had positive effects leading to a mild recovery but the unemployment rate and such continue to be less than favorable.

At Kirin Group, we regarded the three-year period from 2007 through 2009 as the first stage of the long-term business framework “Kirin Group Vision 2015” (KV2015). As the final year of this first stage, fiscal 2009 targeted expanding the business bases necessary for the quantum leap in growth and engaging ‘qualitative expansion’ to improve profitability. As a part of these efforts, we pursued development of group synergies and promoted an integrated beverages group strategy aimed at fusing together the value chains of alcohol and other beverages.

In the Japanese market, the foundation for our quantum leap in growth, further efforts were expended to ensure a solid footing. Kirin Brewery Co., Ltd. has received a level of high customer support for meeting customer needs in the midst of a difficult consumer market throughout the year.

In overseas markets, we strengthened relationships with our well-established partners, especially in Asia and Oceania, promoting an integrated beverages group strategy.

In May Kirin Holdings Co., Ltd. acquired shares in San Miguel Brewery, Inc., the dominant market leader in the Philippines, and made it an affiliated company. In December, San Miguel Brewery concluded an agreement to purchase all shares of San Miguel Brewing International Ltd., the company responsible for San Miguel Corporation’s overseas beer business, from San Miguel Corporation. These acquisitions resulted in our establishing invaluable operating bases in Asia for the Kirin Group.

In October Lion Nathan Ltd. was made a wholly owned subsidiary to promote our integrated beverages group strategy in Oceania. At the same time, Lion Nathan and National Foods Ltd. were consolidated under Kirin Holdings (Australia) Pty Ltd, the name of which was then changed to Lion Nathan National Foods Pty Ltd, as our holding company in Australia effective October 21. Through utilization of the management capabilities of Lion Nathan National Foods, we pursue organic growth of these companies and create mutual synergies.

Consolidated sales for fiscal 2009 declined slightly due to foreign exchange effects despite good progress in the Soft Drinks and Food Business in Australia and inclusion of Kyowa Hakko Kirin Co., Ltd. as a consolidated subsidiary. Operating income also declined due to foreign currency translations, albeit good progress was seen in the Alcohol Beverages

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Business in Japan and overseas. Ordinary income increased considerably with the foreign currency translation gains. The net income for the fiscal year declined due to gain on change in equity recorded on the share exchange in the second quarter of 2008.

Consolidated sales	¥2,278.4 billion	(down 1.1% compared to the previous term)
Consolidated operating income	¥128.4 billion	(down 12.0% compared to the previous term)
Consolidated ordinary income	¥144.6 billion	(up 40.3% compared to the previous term)
Consolidated net income	¥49.1 billion	(down 38.7% compared to the previous term)

Alcohol Beverages Business Division

In the domestic alcoholic beverages market, Kirin Brewery has received a high level of customer support during the year through initiatives focusing on three strategic priorities: strengthening core brands, improving our response to consumer health consciousness, and increasing overall demand.

In the beer market, strong sales of Kirin Ichiban Shibori continued following its re-launch in March 2009. In the happo-shu category our Tanrei series enjoyed growing customer support in the on-premise market, as well as its traditional retail market. In the fast-growing new genre market, the dominant brand Kirin Nodogoshi Nama was able to achieve its largest annual sales volume since it was first introduced, due to heightened price sensitivity among consumers keeping a close eye on their purse strings. In this market of new genre products, in addition to the core brand, the new brands Kirin Koku no Jikan and Kirin Hoppu no Shinjitsu were introduced in an effort to increase overall demand.

Furthermore, as a product responding to the heightened social awareness calling for zero tolerance of drunk driving, Kirin FREE, a non-alcohol beer-taste beverage launched in April, has grown in popularity, greatly surpassing the original forecast, and became a major hit product in 2009, creating a market of new value, namely for 0.00% alcohol beer-taste beverages.

In the rapidly growing RTD* market, we have strengthened the Hyoketsu series, and launched Kirin Cola Shock with the aim of rejuvenating the market as well as expanding overall demand. In the shochu business, we focused sales efforts on the Hakusui series as the core product. In the western liquor business, a new alliance was formed with Diageo in England, enabling us to include the leading brands of the world in our product lineup as an all-around alcohol business.

*RTD: an acronym for “Ready to Drink”; RTD products are premixed low alcohol beverages that can be drunk straight from the can or bottle.

As part of pursuing a lean management approach under the Kirin Group medium-term business plan for 2010-2012, which was announced on October 26, we have decided to rationalize and optimize our manufacturing capacity utilization by reorganizing two plants, the Tochigi Plant (Takanezawa-machi, Shioya-gun, Tochigi Prefecture) and the

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Hokuriku Plant (Hakusan-shi, Ishikawa Prefecture). Both plants are scheduled to cease production after the end of the peak season period of 2010. The RTD manufacturing capabilities at the Tochigi Plant and other useful functions will be transferred to other existing plants.

At Mercian Corporation, we strove to solidify our position as the market leader in the wine business by strengthening the Mercian brand, and we made progress in adopting “value proposal marketing” by liaising with Kirin Brewery and Kirin Merchandising Co., Ltd. Sales of wines from mid-range to high-end for restaurants were negatively affected by factors stemming from consumers not dining out due to a heightened sense of frugality. Conversely, consumers are purchasing more day-to-day table wines in the less expensive price range, which has led to an expansion of the household market and as such we recorded healthy sales in inexpensive table wines. Improved profitability was sought by reducing the cost structure of the wine business.

In our overseas alcohol beverages business, we continued to pursue our strategy of focusing on enhancing our business foundation in Asia and Oceania. At Lion Nathan in Oceania, although the core beer business in Australia continued to perform strongly supported by the shift to premium beers as well as efforts made by the consolidated subsidiary, J. Boag & Son, foreign currency translations had negative impact on the sales on a Japanese yen basis. In China, the business environment was somber, especially along the coastal regions, and intense price competition impacted the sales environment negatively. However we continued efforts to bolster sales, particularly in the three regions of the Yangtze Delta, the Pearl River Delta and Northeast China, to solidify the foundation of our existing business.

Consolidated sales from Alcohol Beverages Business	¥1,097.6 billion	(down 7.1% compared to the previous term)
Consolidated operating income from Alcohol Beverages Business	¥102.8 billion	(down 6.5% compared to the previous term)

Soft Drinks and Foods Business Division

In the domestic soft drinks and food market, Kirin Beverage Co., Ltd. tenaciously continued initiatives to reform our earning structure through cost reductions and other measures, and focused on increasing the value of leading brands such as Kirin Gogono-Kocha and Kirin FIRE. August marked the 10th anniversary of Kirin FIRE and in addition to the flagship Kirin FIRE Hikitate Bito, we enhanced our product lineup by launching the new Kirin FIRE Hi no Megumi. In the black tea beverages, we continued a range of value proposals to promote our market-leading Kirin Gogono-Kocha series, including revamping the chilled drink Kirin Gogono-Kocha Bito Straight Tea, and pursued initiatives to further strengthen our top black tea beverage brand and secure customer support. In the green tea beverages and mineral water, the economic slowdown sharply impacted sales since frugally-minded consumers reduced spending in this category considerably.

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At Kirin Kyowa Foods Co., Ltd., which was established April 1 by integrating Kirin Food-Tech Co., Ltd. and Kyowa Hakko Food Specialties Co., Ltd., both specializing in seasoning and flavoring, we endeavored to improve the foundation of the business of proposing and offering food ingredients in pursuit of taste and health, utilizing fermentation technologies representing the inherent strengths of both companies.

In the overseas soft drinks and food business, Kirin Beverage developed new products in Thailand and Vietnam, responding to the local needs of the respective markets, thereby further expanding the business. In China where the Kirin Gogono-Kocha and Kirin FIRE brands are the focus of our product deployments, Kirin (China) Investment Co., Ltd. decided in December to make a capital investment in Shanghai JinJiang Kirin Beverages and Food Co., Ltd., which handles sales in Shanghai and other major cities in Eastern China, in order to promote an integrated beverages group strategy in China.

At National Foods, weak consumer sentiment as a result of the economic slowdown caused a shift to lower-price products in milk, the core product. On the other hand, raw dairy input costs, which had risen sharply from the second half of 2007, eased, leading to improved profitability. Also, overhead cost reduction measures arising from integration of Dairy Farmers have been progressing steadily since its 100% acquisition by National Foods in November 2008.

Consolidated sales from Soft Drinks and Foods Business	¥735.0 billion	(up 2.6% compared to the previous term)
Consolidated operating income from Soft Drinks and Foods Business	¥7.0 billion	(up 10.4% compared to the previous term)

Pharmaceuticals Business Division

At Kyowa Hakko Kirin Co., Ltd., sales of anti-anemia medicines NESP and ESPO trended favorably helped by the impact of NESP Injection Plastic Syringe, which was launched in May, while sales of the anti-allergic medicine ALLELOCK and anti-allergic eye drop Patanol maintained good levels in part due to a much higher level of pollen in the air than normal in Japan. The secondary hyperarathyroidism treatment REGPARA TABLETS, which were launched in January 2008 to combat complications arising from blood dialysis, also witnessed further acceptance in the market. In December we started marketing the ulcerative colitis medicine ASACOL together with Zeria Pharmaceutical Co., Ltd.

With respect to R&D, we also made progress in the discovery of new candidate drugs both in Japan and overseas: filing in Japan for additional applications of anti-anemia medicine NESP and starting Phase II clinical trials in Japan for KW-0761, a humanized monoclonal antibody with uniquely developed immune technology.

Consolidated sales from Pharmaceuticals Business	¥206.7 billion	(up 20.5% compared to the previous term)
Consolidated operating income from Pharmaceuticals Business	¥34.3 billion	(up 21.8% compared to the previous term)

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Other Businesses Divisions

In the Biochemical business operated by Kyowa Hakko Bio Co., Ltd., sales of amino acids for overseas medical and industrial use were affected negatively by the global economic recession and unfavorable foreign currency exchange rates. In the area of the supplements-related healthcare business in Japan, synergy effects are beginning to show through raw material supply transactions with group companies.

The Chemicals business operated by Kyowa Hakko Chemical Co., Ltd. was affected by the sharp plunge in demand due to the worsening global economy and a sensitive market for these products. In the fourth quarter, however, some regions such as China saw a recovery trend, while signs of a recovery in product markets were also apparent.

In the Agribio business, a tough market created by global economic stagnation continued in Europe and other regions, while in Japan we continued to pursue cost reduction measures.

A basic agreement was reached in consolidating the raw alcohol business of Mercian and Kyowa Hakko Bio to a newly established joint company, Daiichi Alcohol Co., Ltd., while Mercian’s industrial-use alcohol and fermented seasoning businesses will be integrated into Kirin Kyowa Foods Co., Ltd. This consolidation and integration will enable us to further strengthen the foundations of each business and to generate group synergies.

Consolidated sales from Other Businesses	¥238.9 billion	(up 2.2% compared to the previous term)
Consolidated operating income from Other Businesses	¥3.8 billion	(down 78.9% compared to the previous term)

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(2) Future challenges for Kirin Group

2010 is the first year of Kirin Group’s 2010-2012 three-year medium-term business plan, and also marks the second stage in realizing the aims of Kirin Group Vision 2015 (“KV2015”), Kirin’s long-term management vision for the period through to 2015.

In 2010, management will pursue further ‘qualitative expansion’ by focusing on generating Group synergies and realizing lean management, with the aim of improving profitability and asset efficiency. At the same time we will build further momentum for the KIRIN brand by continuing to develop products that inspire customers with new value propositions, and pursuing CSR initiatives that build public trust in Kirin Group as a corporate entity.

Outline of 2010 Business Plan

Basic management strategies

■ Increase Group enterprise value by realizing growth and synergies at operating companies
1. Pursue an integrated beverages group strategy
2. Accelerate growth in pharmaceuticals business
3. Develop the health food and functional food business
4. Generate growth through Group synergies
5. Realize lean management by eliminating strain, waste and irregularity
■ Pursue a financial strategy that supports higher enterprise value
■ Engage in CSR activities that enhance Kirin’s coexistence with society

Alcoholic Beverages Business
•
In the domestic alcohol beverages market, our efforts at Kirin Brewery will continue to be focused on three strategic priorities with a long-term outlook in order to foster No. 1 leading brands in the categories of beer/happo-shu/new genre products, and RTDs: strengthening core brands, improving our response to consumer health consciousness, and increasing overall demand. In strengthening the core brands, we will strive to enhance brand value by improving the taste and emphasizing the individual product value of Kirin Ichiban Shibori, Kirin Lager, Kirin Tanrei, and Kirin Nodogoshi Nama. In improving our response to consumer health consciousness, we aim to develop a wide variety of products by setting the Tanrei Green Label as the core brand. In increasing overall demand, we will introduce Kirin 1000, an epoch-making new product in the new genre market, as a value-proposing product by employing the "evidence marketing"* technique that was used for Kirin FREE. In the RTDs segment, which has the largest future growth potential, we will promote, as well as the Hyoketsu brand, entirely new concept products, in addition to conventional products centered on fruit juices. Furthermore, we will expand our western liquor lineup, including Diageo brands, in an effort to greatly enhance our appeal as an integrated alcohol beverages enterprise. Kirin Brewery is now in a position to collaborate with group companies like Mercian and

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Kirin Beverage in every value chain in order to create synergies, while reforming cost structures to improve profitability.
* A marketing technique that promotes products by providing customers with easy-to-understand evidence and product value that is supported by technological or other forms of proof.
・
A first-ever Groupwide initiative, “KIRIN Heath Initiative” will be established and under a newly created “KIRIN Plus-i” brand based on the concept of “taste that makes you smile,” “happiness” and “health,” we will offer beverages/foods and other products that provide new value in the area of food and health, suited to customers’ personal health needs. Under this initiative, Kirin Brewery will launch nationwide in April, “Kirin Yasumuhi no Alc.0.00%,” a non-alcohol beer-taste beverage that recommends a day of rest for one’s liver (a non-alcohol day).

・
At Mercian, all management resources will continue to be concentrated into the wine business in order to solidify our position as the market leader in the industry. We will also work to enhance profitability, and aim to create group synergy through even greater collaboration with Kirin Brewery and Kirin Merchandising.

・	In our overseas alcohol beverages business, Lion Nathan will continue to shift our product mix into the premium beer category by improving value to the customers.
・
In China, we will roll out initiatives to establish a unique business model with an integrated beverages group strategy as the main pillar, focusing on the regions we are currently operating in: the Yangtze Delta, the Pearl River Delta, and the three Northeast China provinces.

Soft Drinks and Foods Business Division
・
In our domestic soft drinks and food operations, Kirin Beverage will put further effort into strong brand creation as part of its initiatives to restructure competitiveness and reform earning structure. Towards restructuring competitiveness, Kirin Beverage will implement a selection and concentration strategy, review resource allocation and enter new categories. We are aiming to establish a value proposal marketing, rigorously reviewing our cost structure and developing a robust business structure that can be profitable even in a harsh operating environment. In China, we will promote an integrated beverages group strategy to improve earnings.

・
As part of “KIRIN Health Initiative,” Kirin Beverage, Koiwai Dairy Products Co., Ltd. and Kirin Kyowa Foods will launch products in April, under a new Groupwide brand, “KIRIN Plus-i,” that provide new value in the area of food and health, suited to customers’ personal health needs.

・
At Kirin Kyowa Foods, we will endeavor to improve our value proposal marketing and development structure in order to promote distinctive products to increase earnings. We will continue to solidify the business infrastructure in the wake of integration of the industrial-use alcohol and fermented seasoning businesses and maximize group synergies.

・
In the overseas market, we will strengthen regular brands at National Foods and aim to enter new growth categories as well. Further integration with Dairy Farmers will be pursued to create more synergistic effects in the process.

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Pharmaceuticals Business Division
・
In the Pharmaceuticals business operated by Kyowa Hakko Kirin, with anticipated medicine price revision, we will aim to strengthen our main products such as those focusing on kidney conditions, as well as market new products by establishing a more efficient and effective business system.

・
In R&D, we regard cancer, kidney and immunity/infectious diseases as our priority areas, and will follow through with clinical trials in both Japan and overseas according to a specific timeline and also aggressively pursue licensing activities.

Other Businesses Divisions
・
In the Biochemical business operated by Kyowa Hakko Bio, we will strive to expand the sales of value-added amino acids in the areas of medicine and healthcare, and also to streamline our overseas sales and marketing structure.

・
In the Chemicals business operated by Kyowa Hakko Chemical, we will focus on strengthening functional product lines which are environmentally considerate, thereby building a business model less susceptible to economic fluctuations.

CSR Initiatives

CSR is an important management issue within Kirin Group. We are striving to incorporate the development of a sustainable society into our business operations—CSR through business—while also pursuing CSR as a corporate citizen.

In CSR through Business, we are undertaking further initiatives to become a low-carbon corporate group. We are reducing our use of water and other resources, reducing energy consumption at factories by converting machinery to alternative fuels, and targeting a 35% reduction in CO2 emissions from manufacturing, distribution and office activities by 2015 compared to that of 1990. We are also developing products that have a lower environmental burden, and across the procurement-to-consumption value chain of the entire Group, both in Japan and in our international operations, we aim to halve total CO2 emissions by 2050 compared to 1990 levels.

As a Group, we are actively involved in initiatives to resolve social issues. For example, with the launch of Kirin FREE, a 0.00% alcohol beer-taste beverage, we are helping to eliminate drink driving, while other measures include CSR-based procurement and initiatives for diversity in human resources. We have advanced risk management and compliance systems in place within the Group, and we are implementing a range of measures to strengthen systems for group-wide quality control and environmental management.

With regard to CSR as a corporate citizen, we have supported Japan’s national soccer team continuously for more than 30 years, with the focus this year on the World Cup in June. We support a number of initiatives to allow children to

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experience the joy of sport, including our nationwide Kirin Soccer Field training program. We also contribute to society through forestry and watershed management and employee volunteer activities.  Kirin’s initiatives under CSR as a corporate citizen encompass activities beyond the scope of Kirin’s actual business operations, and include a wide range of social contribution activities connected with the environment, sports, and other areas.

In the spirit of its Group slogan, “Oishisa wo Egao ni” (Good taste makes you smile), Kirin Group will seek to stand beside its customers, develop diverse bonds with them, and share the happiness of food and health.

Kirin Group is grateful for the continued support of its shareholders.

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(3) State of assets and income of Kirin Group

Item	168th term	169th term	170th term	171st term
	(Jan. 1, 2006 – Dec. 31, 2006)	(Jan. 1, 2007 – Dec. 31, 2007)	(Jan. 1, 2008 – Dec. 31, 2008)	(Jan. 1, 2009 – Dec. 31, 2009)
Sales	¥1,665,946 million	¥1,801,164 million	¥2,303,569 million	¥2,278,473 million
Operating income	¥116,358 million	¥120,608 million	¥145,977 million	¥128,435 million
Ordinary income	¥120,865 million	¥123,389 million	¥103,065 million	¥144,614 million
Net income	¥53,512 million	¥66,713 million	¥80,182 million	¥49,172 million
Net income per share	¥55.98	¥69.86	¥84.01	¥51.54
Net assets	¥1,043,724 million	¥1,099,555 million	¥1,149,998 million	¥1,198,869 million
Net assets per share	¥1,040.44	¥1,104.83	¥972.19	¥1,029.35
Total assets	¥1,963,586 million	¥2,469,667 million	¥2,619,623 million	¥2,861,194 million

Consolidated sales                                                                            Sales by business division

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Sales and operating income results by business division are as follows:

Sales

Division	168th term	169th term	170th term	171st term
	(Jan. 1, 2006 – Dec. 31, 2006)	(Jan. 1, 2007 – Dec. 31, 2007)	(Jan. 1, 2008 – Dec. 31, 2008)	(Jan. 1, 2009 – Dec. 31, 2009)
Alcohol Beverages Business	¥1,099,308 million	¥1,189,478 million	¥1,181,509 million	¥1,097,694 million
Soft Drinks Business	¥392,729 million	–	–	–
Soft Drinks and Foods Business	–	¥474,560 million	¥716,688 million	¥735,032 million
Pharmaceuticals Business	¥67,245 million	¥69,909 million	¥171,517 million	¥206,760 million
Other Businesses	¥106,664 million	¥67,216 million	¥233,853 million	¥238,986 million
Total	¥1,665,946 million	¥1,801,164 million	¥2,303,569 million	¥2,278,473 million

Operating income

Division	168th term	169th term	170th term	171st term
	(Jan. 1, 2006 – Dec. 31, 2006)	(Jan. 1, 2007 – Dec. 31, 2007)	(Jan. 1, 2008 – Dec. 31, 2008)	(Jan. 1, 2009 – Dec. 31, 2009)
Alcohol Beverages Business	¥86,510 million	¥96,563 million	¥109,989 million	¥102,800 million
Soft Drinks Business	¥19,714 million	–	–	–
Soft Drinks and Foods Business	–	¥16,030 million	¥6,431 million	¥7,099 million
Pharmaceuticals Business	¥12,044 million	¥13,001 million	¥28,200 million	¥34,334 million
Other Businesses	¥561 million	¥6,329 million	¥18,280 million	¥3,854 million
Subtotal	¥118,830 million	¥131,924 million	¥162,901 million	¥148,089 million
Elimination and unallocatable costs	(¥2,472) million	(¥11,316) million	(¥16,924) million	(¥19,654) million
Total	¥116,358 million	¥120,608 million	¥145,977 million	¥128,435 million

(Notes)	1. 2.
Sales of each business division indicate the sales to unaffiliated customers.

Due to changes in our method of categorizing operations, engineering, logistics businesses, etc. were shifted from its Other Businesses Divisions to its Alcohol Beverages Business Division from the 169th term. Sales and operating income by business division for the 168th term are presented according to such a new

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business segment classification method. Previously, the Company’s indirect department costs were allocated to each business division based on sales criteria. After the Company’s transition to a pure holding company structure, however, they were included in unallocatable costs as group management costs arising at the Company that is the Group’s holding company.

3.
Due to changes in our method of categorizing operations, foods, health foods and functional foods businesses etc. previously included in the Other Businesses Divisions were shifted to the Soft Drinks Business Division and its division name was changed to the Soft Drinks and Foods Business Division. Sales and operating income by business division for the 169th term are presented according to such a new business segment classification method.

(4) Kirin Group plant and equipment investment

Consolidated plant and equipment investment for the term under review amounted to ¥110.2 billion on a payment basis, a decrease of ¥15.8 billion compared to the previous term.

Major facilities completed during the term under review and under construction or contemplation as of the end of the term are as follows:

1) Major facilities completed during the term under review

Business Division	Company Name	Details of the plant and equipment investment
Soft Drinks and Foods Business	Kirin Beverage Co., Ltd.	Kanto Metropolis Area Div. and Others – Renewal and installation of vending machines
Other Businesses	Kirin Holdings Company, Limited	Former Amagasaki Plant Site – Commercial complex (COCOE) construction

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 2）Major facilities under construction or contemplation as of the end of the term under review

Business Division	Company Name	Details of the plant and equipment investment
Alcohol Beverages Business	Kirin Brewery Co., Ltd.
Shiga Plant – Partial demolition and construction of brewing facilities of beer and happo-shu, etc.
Yokohama Plant – Improvement of brewing facilities of beer and happo-shu and construction of offices, etc.

	Lion Nathan Ltd.	Auckland Plant – Construction of brewing facilities of beer, etc.
Soft Drinks and Foods Business	Kirin Beverage Co., Ltd.	Kanto Metropolis Area Div. and Others – Renewal and installation of vending machines
Pharmaceuticals Business	Kyowa Hakko Kirin Co., Ltd.	Bio Process Research and Development Laboratories －Expansion of Pharmaceutical production facility Tokyo Research Park －Construction of research building

(5) Kirin Group financing

The aggregate amount of loans payable, including bonds, was ¥897.4 billion as of the end of the fiscal year under review. This was an increase of ¥233.5 billion compared to the end of the previous term.

Main financing for the fiscal year under review was a total amount of ¥100.0 billion through the issuance of unsecured straight bonds and ¥150.0 billion in short-term loans from financial institutions. These funds were raised for the change in the status of Lion Nathan Ltd. to a wholly-owned subsidiary.

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〔The information hereunder is as of December 31, 2009, unless noted otherwise.〕

(6) Description of the main businesses of Kirin Group

The main businesses of Kirin Group are the production and sale of alcohol beverages, soft drinks and foods, pharmaceuticals, and other products. The principal products by business division are as follows:

Business Division	Principal products
Alcohol Beverages	Beer, Happo-shu, New genre, Chu-hi, Cocktail, Shochu, Wine, Liquors, etc.
Soft Drinks and Foods	Soft drinks, dairy products, other foods, etc.
Pharmaceuticals	Prescription medicine

(7) Major business offices, plants, etc. in Kirin Group

1) Kirin Holdings Company, Limited

Head Office: 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo
Laboratories: Central Laboratories for Frontier Technology (Yokohama, etc.)

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2) Major subsidiaries

Business Division	Company Name		Major centers
Alcohol Beverages	Kirin Brewery Co., Ltd.	Head Office Branch Offices	Chuo-ku, Tokyo 10 Regional Sales & Marketing Divisions including Metropolitan Regional Sales &Marketing Division (Chuo-ku, Tokyo)
		Plants	11 Plants including Yokohama Plant (Yokohama)
		Laboratories	Research Laboratories for Brewing, Research Laboratories for Packaging (Yokohama)
	Mercian Corp.	Head Office Branch Offices	Chuo-ku, Tokyo 3 Sales Headquarters including Eastern Japan Sales Headquarters (Chuo-ku, Tokyo)
		Plants	6 Plants including Fujisawa Plant (Fujisawa)
	Kirin (China) Investment Co., Ltd.	Head Office	Shanghai, China
Soft Drinks and Foods	Kirin Beverage Co., Ltd.	Head Office Branch Offices	Chiyoda-ku, Tokyo 7 Area Divisions including Kanto Metropolis Area Division (Chiyoda-ku, Tokyo)
		Plants	Shonan Plant (Samukawa-machi, Koza-gun, Kanagawa), Maizuru Plant (Maizuru)
		Laboratories	Laboratory for New Product Development, Laboratory for Core Technology Development (Yokohama)
Pharmaceuticals	Kyowa Hakko Kirin Co., Ltd.	Head Office Branch Offices	Chiyoda-ku, Tokyo 17 Branches including East-Tokyo Branch (Chuo-ku, Tokyo)
		Plants	5 Plants including Fuji Plant (Nagaizumi-cho, Suntou-gun, Shizuoka) and Takasaki Plant (Takasaki)
		Laboratories	6 Laboratories including Tokyo Research Park (Machida, Tokyo) and Fuji Research Park (Nagaizumi-cho, Suntou-gun, Shizuoka)
Other	Lion Nathan National Foods Pty Ltd	Head Office	Sydney, New South Wales, Australia

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(Note)
Lion Nathan National Foods Pty Ltd, the holding company for our Oceania operations, is classified in Other Businesses because its subsidiaries Lion Nathan Ltd. and National Foods Limited are affiliated with the Alcohol Beverages Business Division and the Soft Drinks and Foods Business Division, respectively.

(8) Employees of Kirin Group

Division	Number of employees (persons)
Alcohol Beverages Business	12,499	[4,113]
Soft Drinks and Foods Business	11,763	[1,903]
Pharmaceuticals Business	4,718	[ 67]
Other Businesses	5,504	[ 309]
Administration	666	[ 19]
Total	35,150	[6,411]

(Notes)  1. The number of employees indicates the number of employees currently on duty.
             2. The yearly average number of temporary employees is separately indicated in brackets.
             3. The number of the Company’s employees is 276 (excluding employees seconded by the Company and including employees seconded to the Company).

(9) Significant subsidiaries, etc.

1) Significant subsidiaries

Company Name	Location	Capital	Ratio of voting rights held by the Company	Description of principal businesses
Kirin Brewery Co., Ltd.	Chuo-ku, Tokyo	¥30,000 million	100%	Production and sale of alcohol beverages
Mercian Corp.	Chuo-ku, Tokyo	¥20,972 million	50.8%	Import, production and sale of alcohol beverages
Kirin (China) Investment Co., Ltd.	Shanghai, China	U.S.$180,000 thousand	100%	Management of beer business in China

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Company Name	Location	Capital	Ratio of voting rights held by the Company	Description of principal businesses
Kirin Beverage Co., Ltd.	Chiyoda-ku, Tokyo	¥8,416 million	100%	Production and sale of soft drinks
Kirin Kyowa Foods Company, Limited	Shinagawa-ku, Tokyo	¥3,000 million	*100%	Production and sale of seasonings, etc.
Kyowa Hakko Kirin Co., Ltd.	Chiyoda-ku, Tokyo	¥26,745 million	51.2%	Production and sale of prescription medicine
Lion Nathan National Foods Pty Ltd	Sydney, New South Wales, Australia	A$6,061 million	100%	Management of business in Oceania

(Note) The ratio of voting rights marked with an asterisk (*) includes those held by the subsidiaries.

Company Name	Location	Capital	Ratio of voting rights held by the Company	Description of principal business
San Miguel Brewery, Inc.	Mandaluyong City, Metro Manila, the Republic of the Philippines	P15,410 million	48.4%	Production and sale of beer
Kirin-Amgen, Inc.	Thousand Oaks, California, U.S.A.	U.S.$10	50.0%	Research and development of pharmaceuticals

2) Significant affiliated companies

(10) Status of significant business transfers from and to Kirin Group and the acquisition or disposal of shares of other companies

1)	Kyowa Hakko Food Specialties Co., Ltd. effected an absorption-type merger with Kirin Food-Tech Company Limited and changed its trade name to Kirin Kyowa Foods Company, Limited.

2)	The Company acquired a share of 48.4% of outstanding shares in San Miguel Brewery, Inc. through tender offer and private transaction with San Miguel

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Corporation. In association with this, the entire share of 19.9% of outstanding shares in San Miguel Corporation which the Company held has been transferred. Please note that San Miguel Brewery, Inc. has signed a share purchase agreement for the acquisition of San Miguel Brewing International Limited, a wholly owned subsidiary of San Miguel Corporation.

3)
The Company acquired, through Kirin Holdings (Australia) Pty Ltd (now Lion Nathan National Foods Pty Ltd), 53.9% of outstanding shares issued of Lion Nathan Ltd., a subsidiary of Kirin Holdings (Australia), making it a wholly owned subsidiary.* This resulted in the integration of Lion Nathan Ltd. and National Foods Limited under the holding company Lion Nathan National Foods Pty Ltd.

* As per a scheme of arrangement whereby all shares may be acquired after meeting certain requirements.

(11) Principal lenders and the amount of loans of Kirin Group

Lender	Outstanding amount of loan
Syndicated loan *	¥238,887 million
Mitsubishi UFJ Trust and Banking Corporation	¥87,128 million

(Note) Syndicated loan * with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the sole agent bank.

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2. State of shares

(1)	Total number of shares authorized to be issued	1,732,026,000 shares
(2)	Total number of issued shares	984,508,387 shares (No change from the end of the previous term)
(3)	Number of shareholders	126,808 persons (Decreased by 6,828 persons from the end of the previous term)

(4)	Major shareholders (top ten)

Name of shareholder	Number of shares held by the shareholder (thousand shares)	Ratio of shares held (%)
Japan Trustee Service Bank, Ltd. (Trust account )	48,684	5.1
The Master Trust Bank of Japan, Ltd. (Trust account)	43,884	4.6
Meiji Yasuda Life Insurance Company	43,697	4.6
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	35,085	3.7
Isono Shokai, Limited	23,272	2.4
Japan Trustee Service Bank, Ltd. (Trust account 4)	17,338	1.8
The Mellon Bank, N.A. Treaty Client Omnibus	13,507	1.4
The Nomura Trust and Banking Co., Ltd. (Retirement Benefit Trust for Mitsubishi UFJ Trust and Banking Corporation)	11,621	1.2
Tokio Marine & Nichido Fire Insurance Co., Ltd.	11,500	1.2
Mitsubishi Corporation	11,180	1.2

(Note) Ratio of shares held excludes treasury stock (31,166 thousand shares).

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3. Status of the Company’s Directors and Corporate Auditors

(1) Names of Directors and Corporate Auditors, etc

Title	Name	Position and important positions concurrently held at other companies
President (Representative Director)	Kazuyasu Kato	–
Executive Vice President (Representative Director)	Kazuhiro Sato	Responsible for Group Personnel & General affairs Strategy, Legal, Internal Control and Internal Audit
*Executive Vice President (Representative Director)	Senji Miyake	Responsible for Integrated Beverages Group Strategy
Managing Director	Etsuji Tawada	Responsible for Group R&D and Group Information Strategy
Managing Director	Yoshiharu Furumoto	Responsible for Group Financial Strategy and PR & IR Strategy and Director of Lion Nathan National Foods Pty Ltd
*Managing Director	Yuji Owada	Responsible for Group Production and Logistics Strategy, CSR & Risk Management & Compliance and Director of San Miguel Brewery, Inc.
Director	Yuzuru Matsuda	President & CEO of Kyowa Hakko Kirin Co., Ltd.
Director	Satoru Kishi	Senior Advisor of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Director	Akira Gemma	Advisor of Shiseido Co., Ltd.
Standing Corporate Auditor	Hitoshi Oshima	Corporate Auditor of Kirin Brewery Co., Ltd. and Mercian Corp.
Standing Corporate Auditor	Tetsuo Iwasa	Corporate Auditor of Kirin Beverage Co., Ltd. and Kirin Business Expert Co., Ltd.
Corporate Auditor	Toyoshi Nakano	Senior Advisor of Mitsubishi UFJ Trust and Banking Corporation
Corporate Auditor	Teruo Ozaki	President of Teruo Ozaki & Co. (Certified Public Accountant) Director of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Corporate Auditor	Kazuo Tezuka	Attorney at Kaneko & Iwamatsu

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(Notes)

1	Directors marked with an asterisk (*) assumed office as of March 26, 2009.
2	Mr. Satoru Kishi and Mr. Akira Gemma are outside Directors as provided for in Article 2, Section 15 of the Corporation Law.
3	Corporate Auditors Mr. Toyoshi Nakano, Mr. Teruo Ozaki and Mr. Kazuo Tezuka are outside Corporate Auditors as provided for in Article 2, Section 16 of the Corporation Law.
4
Business relations involving cash loans, etc. exist between the Company and The Bank of Tokyo-Mitsubishi UFJ, Ltd., where Director Mr. Satoru Kishi and Corporate Auditor Mr. Teruo Ozaki both hold important positions concurrently.

5
Business relations involving cash loans, etc. exist between the Company and Mitsubishi UFJ Trust and Banking Corporation, where Corporate Auditor Mr. Toyoshi Nakano holds an important position concurrently.

6	Corporate Auditor Mr. Teruo Ozaki is a Certified Public Accountant and has a wealth of expertise in finance and accounting.
7	Directors listed hereunder retired as of March 26, 2009.

Chairman	Koichiro Aramaki
Managing Director (Representative Director)	Koichi Matsuzawa

(2) Remuneration to Directors and Corporate Auditors for the fiscal year under review

	Directors		Corporate Auditors		Total
	Number of persons	Amount (millions of yen)	Number of persons	Amount (millions of yen)	Number of persons	Amount (millions of yen)
Annual remuneration monthly paid	10 (2)	365 (23)	5 (3)	104 (35)	15 (5)	470 (58)
Bonus	8 (2)	158 (1)	5 (3)	16 (3)	13 (5)	175 (4)
Total	–	523 (24)	–	121 (38)	–	645 (63)

(Notes)	1.
Nine (9) Directors and five (5) Corporate Auditors remain in their positions as of December 31, 2009. The total amount above includes remuneration to two (2) Directors who retired from office as of March 26, 2009.

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2	The numbers in brackets indicate remuneration for outside Directors and Corporate Auditors included in the number above.
3	The remuneration limit for Directors is ¥50 million per month (Resolved at the 164th Ordinary General Meeting of Shareholders on March 28, 2003).
4	The remuneration limit for Corporate Auditors is ¥9 million per month (Resolved at the 167th Ordinary General Meeting of Shareholders on March 30, 2006).
5
The above bonus for Directors and Corporate Auditors is an amount expected to be paid on condition that the original proposition No. 4 of the 171st Ordinary General Meeting of Shareholders is approved.

(3) Primary activities of outside Directors and outside Corporate Auditors during the fiscal year

Title	Name	Attendance at Board of Directors meetings	Attendance at Board of Corporate Auditors meetings	Statements Contribution
	Satoru Kishi	6 times of 24 meetings	–	He was president at a bank. He made statements from his experience and perspective as a management executive.
Director	Akira Gemma	23 times of 24 meetings	–	He was president at a consumer product manufacturing company. He made statements from his experience and perspective as a management executive.
	Toyoshi Nakano	20 times of 24 meetings	13 times of 14 meetings	He was president at a trust bank. He made statements from his experience and perspective as a management executive.
Corporate Auditor	Teruo Ozaki	22 times of 24 meetings	13 times of 14 meetings	He made statements primarily from his professional perspective as a CPA.
	Kazuo Tezuka	23 times of 24 meetings	13 times of 14 meetings	He made statements primarily from his professional perspective as an attorney.

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4. Status of Independent Auditor

(1)	Name of Independent Auditor
KPMG AZSA & Co.

(2)	Remuneration to the Independent Auditor during the fiscal year under review

1)	Total remuneration paid by the Company to the Independent Auditor for audit certification in accordance with Article 2, Paragraph 1 of the Certified Public Accountants Law	¥91 million
2)	Total remuneration paid by the Company to the Independent Auditor for services other than those stipulated in Article 2, Paragraph 1 of the Certified Public Accountants Law	¥131 million
3)	Total audit remuneration paid by the Company to the Independent Auditor	¥223 million

(Notes)	1.
The audit agreement between the Independent Auditor and the Company does not separately stipulate audit remunerations based on the Corporation Law or the Financial Instruments and Exchange Law. Hence, the remuneration in 1) above does not separate these two types of payment.

2.	The remunerations described in 2) above are payments for duties of the advisory service concerning internal control related to financial reporting, etc.

Total amount and other property benefits paid by the Company and its subsidiaries	¥385 million

(Note)
Of the significant subsidiaries of the Company, four (4) companies including Kyowa Hakko Kirin Co., Ltd. and Mercian Corporation are subject to audits of accounts (limited to audits stipulated in the Corporation Law or the Financial Instruments and Exchange Law (including similar foreign laws)) by a certified public accountant or incorporated accounting firm (including overseas auditors possessing similar qualifications) other than the Independent Auditor of the Company.

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(3) Policy regarding decisions to dismiss or deny reappointment of Independent Auditor

If the Company’s Board of Auditors determines that any of the Sections of Article 340, Paragraph 1 of the Corporation Law applies with respect to the Independent Auditor, it shall dismiss the Independent Auditor. Such dismissal shall require the unanimous agreement of all the corporate auditors.

In addition, if it is determined that any of the Sections of Article 340, Paragraph 1 of the Corporation Law applies with respect to the Independent Auditor, the Company’s Board of Directors shall, with the consent of, or upon a request from, the Board of Auditors, submit a proposition calling for the dismissal of the Independent Auditor to the General Meeting of Shareholders. Alternatively, if it is determined that a change of Independent Auditors is necessary because of the manner in which the Independent Auditors is executing its duties or because of the Company’s system of auditing, the Board of Directors shall submit a proposition calling for the denial of reappointment of the Independent Auditor to the General Meeting of Shareholders.

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5. System to secure the appropriate operations

The outline of a system to secure the appropriate operations of the Company (the internal control system) that the Company resolved at its Board of Directors Meeting is as follows.

(1)	System to secure compliance of performance of duties by the Directors and employees with laws and the articles of incorporation (“Compliance System”)

The Directors shall establish basic policy on the compliance of Kirin Group and promote the policy by maintaining an organization and provisions to execute the policy and integrating them with the activities in various sectors. In addition, the Directors shall carry out educational programs on compliance, clarify procedures concerning responses to breaches of compliance, and make those procedures public throughout the Group. The Internal Audit Department shall carry out internal auditing to secure that these systems are properly developed and applied.

Also, the Directors shall establish internal control reporting system to ensure reliability of the financial reports and conduct their operation and evaluation effectively and efficiently.

(2)	System to secure the proper preservation and maintenance of information regarding the performance of duties by Directors (“System of Information Preservation and Maintenance”)

The Directors shall preserve the following documents (including electromagnetic record) together with the related materials for at least ten (10) years and make them available for inspection as necessary.

•	Minutes of Shareholders Meetings
•	Minutes of Board of Directors Meetings
•	Minutes of Group Executive Committee meetings and other important meetings
•	Approval applications (approval authority of the heads of divisions and above)
•	Financial statements, business reports, and their detailed statements

(3)	Regulations and other systems related to the control of the risk of loss (“Risk Management System”)

The Directors shall establish basic policy on the risk management of Kirin Group and promote the policy by maintaining an organization and provisions to execute the policy and integrating them with activities in various sectors. In addition, the Directors shall carry out educational programs on risk management, clarify procedures concerning the disclosure of risks and responses to the occurrence of crises, and make those procedures public throughout Kirin Group. The Internal Audit Department shall carry out internal auditing to secure that these systems are properly developed and applied.

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(4)	System to secure the efficient performance of duties by the Directors (“Efficient Performance System”)

The Directors shall maintain a management control system comprising the following items to secure the efficient performance of duties.

•
In addition to the Board of Directors meetings, the Group Executive Committee shall be organized to deliberate significant matters affecting the entire Group, thereby ensuring that decisions are reached carefully based on considerations of multi-dimensional aspects.

•	Establish quantitative and qualitative targets in the annual plan by business category and monitor performance, including quarterly monitoring (KVA management system*)
	*	Kirin’s own strategy management system with EVA as the Group’s common financial indicator.

(5)	System to secure the appropriate operations for group companies comprising a company, its parent company, and subsidiaries (“Group Internal Control System”)

In order to secure the appropriate operations for Kirin Group, the Directors shall establish rules and standards to be applied to the Group companies, including the following items, and carry out operation in compliance with these rules and standards.
•	Items related to the governance and monitoring of each Group company
•	Items related to guidance and management concerning the maintenance of the internal control system for each Group company
•	Items related to the communication system* linking the Group companies
•	Items related to the Group internal auditing system operated by the Internal Audit Department
* The system to share information within the Group, the compliance hotline system, and other related items

(6)	System to assign employees as support staff for Corporate Auditors when Corporate Auditors request support staff (together with (7), (8) and (9) below, “Corporate Auditor Related System”)

Employees of the Company will be assigned as support staff for Corporate Auditors.

(7)	Items related to the assurance that the employees assigned as support staff as mentioned in the preceding provision remains independent from the Directors

In order to secure independence of the employees assigned as support staff as mentioned in the preceding provision, the consent of the Corporate Auditors shall be required for any decision related to personnel affairs, including the appointment and transfer of such employees. Such employees shall not assume any other appointment related to the operation of business simultaneously.

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(8)	System to secure reporting by Directors and employees to Corporate Auditors, and other systems to secure reporting to Corporate Auditors

The Directors shall report to the Corporate Auditors on matters specified by the Corporate Auditors in advance in accordance with the provisions of the Corporate Auditors’ audit standard. Principal items are as follows:

•	Any matter that may impose material damage to the Company, when the Directors find such matter
•	Legal matters that require the consent of Corporate Auditors
•	The status of maintenance and application of internal control system

Notwithstanding the set matters, a Corporate Auditor may request the Directors and employees to report on other matters any time as necessary.

(9) Other Systems to secure efficient auditing by Corporate Auditors

Corporate Auditors may appoint attorneys, certified public accountants, consultants, or other external advisors when considered necessary for the performance of auditing.

(Note)	Amounts and numbers of shares in this report are indicated by omitting fractions. Percentages are rounded to the nearest decimal place.

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CONSOLIDATED BALANCE SHEET
(As of December 31, 2009)

(millions of yen)
Assets
Current Assets	839,450
Cash	125,558
Notes and accounts receivable, trade	423,835
Merchandise and finished goods	138,937
Work in process	18,319
Raw materials and supplies	41,261
Deferred tax assets	24,146
Other	69,668
Allowance for doubtful accounts	(2,278)

Fixed Assets	2,021,743
Property, Plant and Equipment	774,274
Buildings and structures	227,563
Machinery, equipment and vehicles	203,502
Land	227,671
Construction in progress	75,235
Other	40,300
Intangible Assets	734,688
Goodwill	605,210
Other	129,477
Investments and Other Assets	512,781
Investment securities	388,677
Long-term loans receivable	9,555
Deferred tax assets	59,096
Other	59,858
Allowance for doubtful accounts	(4,407)
Total Assets	2,861,194

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Liabilities
Current Liabilities	794,096
Notes and accounts payable, trade	169,936
Short-term loans payable and long-term debt with current maturities	259,425
Bonds due within one year	12,521
Liquor taxes payable	99,489
Income taxes payable	22,806
Allowance for employees’ bonuses	5,713
Allowance for bonuses for directors and corporate auditors	276
Reserve for loss on liquidation of business	2,628
Reserve for repair and maintenance	1,051
Accrued expenses	105,520
Deposits received	23,732
Other	90,992

Long-term Liabilities	868,228
Bonds	324,904
Long-term debt	300,590
Deferred tax liabilities	32,083
Deferred tax liability due to land revaluation	1,471
Employees’ pension and retirement benefits	85,279
Retirement benefits for directors and corporate auditors	415
Reserve for repair and maintenance of vending machines	4,545
Reserve for loss on repurchase of land	1,170
Deposits received	73,303
Other	44,464
Total Liabilities	1,662,324

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Net Assets
Shareholders’ Equity	1,003,680
Common stock	102,045
Capital surplus	71,582
Retained earnings	860,538
Treasury stock, at cost	(30,486)
Valuation and Translation Adjustments	(22,357)
Net unrealized holding gains on securities	18,279
Deferred gains or losses on hedges	(1,548)
Land revaluation difference	(4,713)
Foreign currency translation adjustments	(34,375)
Subscription Rights to Shares	196
Minority Interests	217,350
Total Net Assets	1,198,869
Total Liabilities and Net Assets	2,861,194

*Amounts are stated by omitting fractions less than ¥1 million.

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CONSOLIDATED STATEMENT OF INCOME
(From January 1, 2009 to December 31, 2009)
Sales		(millions of yen) 2,278,473
Cost of sales		1,383,821
Gross profit		894,652
Selling, general and administrative expenses		766,216
Operating income		128,435
Non-operating income
Interest and dividend income	8,147
Equity in earnings of affiliates	8,902
Foreign currency translation gain	18,909
Other	6,656	42,615
Non-operating expenses
Interest expense	19,617
Other	6,818	26,435
Ordinary income		144,614
Special income
Gain on sale of fixed assets	8,054
Gain on sale of investment securities	34,631
Gain on sale of shares of subsidiaries and affiliates	1,005
Other	862	44,553
Special expenses
Loss on retirement of fixed assets	5,997
Loss on sale of fixed assets	2,007
Loss on impairment	38,843
Loss on devaluation of investment securities	8,363
Loss on sale of investment securities	2,038
Loss on sale of shares of subsidiaries and affiliates	21,661
Business restructuring expense	1,513
Expense of reserve for loss on liquidation of business	2,628
Expense for integration	5,623
Non-recurring depreciation on fixed assets	3,299
Loss on devaluation of inventories	942
Other	3,635	96,554
Income before income taxes and minority interests		92,613
Income taxes－current	57,023
Income taxes－deferred	(28,108)	28,914
Minority interests		14,526
Net income		49,172
*Amounts are stated by omitting fractions less than ¥1 million.

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CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

        (From January 1, 2009 to December 31, 2009)

(millions of yen)

			Shareholders’ equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance as of December 31, 2008	102,045	71,536	839,248	(29,058)	983,772
Change due to adoption of ASBJ Practical Issues Task Force (PITF) No. 18			(6,355)		(6,355)
Changes of items during the period
Dividends from surplus			(21,949)		(21,949)
Net income			49,172		49,172
Change in scope of consolidation			(411)		(411)
Increase due to merger			55		55
Prior year adjustments for deferred taxes etc. of foreign affiliates			778		778
Acquisition of treasury stock				(1,625)	(1,625)
Disposal of treasury stock		45		198	243
Net changes of items other than shareholders’ equity
Total changes of items during the period		45	27,646	(1,427)	26,264
Balance as of December 31, 2009	102,045	71,582	860,538	(30,486)	1,003,680

	Valuation and translation adjustments					Subscription rights to shares	Minority interests	Total net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Land revaluation difference	Foreign currency translation adjustments	Total valuation and translation adjustments
Balance as of December 31, 2008	37,430	79	(4,713)	(88,756)	(55,959)	162	222,023	1,149,998
Change due to adoption of ASBJ Practical Issues Task Force (PITF) No. 18								(6,355)
Changes of items during the period
Dividends from surplus								(21,949)
Net income								49,172
Change in scope of consolidation								(411)
Increase due to merger								55
Prior year adjustments for deferred taxes etc. of foreign affiliates								778
Acquisition of treasury stock								(1,625)
Disposal of treasury stock								243
Net changes of items other than shareholders’ equity	(19,150)	(1,628)		54,380	33,602	33	(4,672)	28,963
Total changes of items during the period	(19,150)	(1,628)		54,380	33,602	33	(4,672)	55,227
Balance as of December 31, 2009	18,279	(1,548)	(4,713)	(34,375)	(22,357)	196	217,350	1,198,869
*Amounts are stated by omitting fractions less than ¥1 million.

III-59

FOOT NOTES

Significant Accounting Policies

1.	Scope of consolidation
(1)	Consolidated subsidiaries: 285 companies
Major consolidated subsidiaries: Kirin Brewery Company, Limited, Kyowa Hakko Kirin Co., Ltd., Kirin Beverage Co., Ltd., Mercian Corporation, Lion Nathan National Foods Pty Ltd

The changes of the scope of application of the equity method are as follows:
(a)	Due to increase in materiality, 1 subsidiary of Kyowa Hakko Kirin Co., Ltd. became a consolidated subsidiary.
(b)	Due to additional acquisition of shares, 1 affiliated company of Kirin Beverage Co., Ltd. and 1 affiliated company of Kirin Kyowa Foods Company, Limited became consolidated subsidiaries.
(c)
Due to sale of shares, Kirin Hotels Development Co., Ltd., Kirin Yakult NextStage Company, Limited, Tsurumi Warehouse Co., Ltd., Raymond Vineyard & Cellar, Inc., and 2 subsidiaries of Lion Nathan National Foods Pty Ltd were excluded from the consolidation scope.

(d)
Due to liquidation and others, Kirin International Trading Inc., 1 subsidiary of Kirin Beverage Co., Limited, 1 subsidiary of Kyowa Hakko Kirin Co., Ltd. and 76 subsidiaries of Lion Nathan Ltd. were excluded from the consolidation scope.

(e)
Due to merger, Kirin Food-Tech Company, Limited, 1 subsidiary of Kirin Techno-System Company, Limited, 1 subsidiary of Kirin Agribio EC B.V., and 1 subsidiary of The Coca-Cola Bottling Company of Northern New England, Inc. were excluded from the consolidation scope.

(2)	Major unconsolidated subsidiary: Koiwai Shokuhin Corporation

Certain subsidiaries including Koiwai Shokuhin Corporation were excluded from the consolidation scope because the effect of their total assets, sales, net income or losses (amount corresponding to interests), and retained earnings (amount corresponding to interests) on the accompanying consolidated financial statements are immaterial.

2.	Application of equity method
(1)	Unconsolidated subsidiaries accounted for by the equity method: 1 company
Unconsolidated subsidiary: Japan Synthetic Alcohol Co., Ltd.

The Company has obtained the majority of the voting rights of Japan Synthetic Alcohol Co., Ltd., however, the company is regarded as an unconsolidated subsidiary accounted for by the equity method because its equity interest is low and its effect on the consolidated financial statements is immaterial.

(2)	Affiliated companies accounted for by the equity method: 24 companies

Major affiliated company: San Miguel Brewery, Inc.

The changes of the scope of application of the equity method are as follows:
(a)	Due to new acquisition, San Miguel Brewery Inc. became affiliate accounted for by the equity method.
(b)	Due to new establishment, Diageo Kirin Company, Limited and 1 affiliate of Lion Nathan National Foods Pty Ltd became affiliates accounted for by the equity method.
(c)	Due to sales of shares, San Miguel Corporation and 2 affiliates of Lion Nathan National Foods Pty Ltd were excluded from the scope of application of the equity method.
(d)	Due to additional acquisition of shares, 1 affiliate of Kirin Beverage Co., Limited, and

III-60

1 affiliate of Kirin Kyowa Foods Company, Limited became consolidated subsidiaries and were excluded from the scope of application of the equity method.

(3)
Certain investments in unconsolidated subsidiaries including Koiwai Shokuhin Corporation and affiliates including Diamond Sports Club Co., Ltd. were not accounted for by the equity method, and were stated at cost because the effect of their net income or losses and retained earnings on the accompanying consolidated financial statements as well as their overall effects are immaterial.

(4)
Where fiscal year-ends of the affiliated companies accounted for by the equity method are different from that of the Company, the Company mainly used their financial statements as of their fiscal year-ends.

(5)
The Company recognized San Miguel Brewery Inc. (the fiscal year ended December 31) acquired in the second quarter of the Company in equity of earnings of its financial statements based on its third quarter financial statements. It is difficult for the Company to prepare its consolidated financial statements based on the final year-end figures of San Miguel Brewery Inc. due to the early disclosure of the consolidated business performance. As a result, the consolidated statements of income of the Company for the year ended December 31, 2009 includes the financial results of San Miguel Brewery Inc, for 6 months from April 1, 2009 to September 30, 2009

3.	Fiscal year-ends of the consolidated subsidiaries

The major consolidated subsidiaries whose fiscal year-ends are different from that of the Company are Lion Nathan Ltd. (September 30), Kirin Agribio Company, Limited (September 30) and Kirin Agribio EC B.V. (September 30).

The Company used the financial statements of these companies as of their fiscal year-ends and for the years then ended for consolidation and the Company made necessary adjustments for major transactions between the fiscal year-ends of the consolidated subsidiaries and the fiscal year-end of the Company.

Lion Nathan Ltd. was acquired on October 1, 2009 (the deemed acquisition date) and became a wholly-owned subsidiary. The Company records goodwill incurred from additional acquisition in the consolidated balance sheet of the fiscal year. The beginning for amortization of goodwill corresponds to the inception of consolidation of Lion Nathan Ltd. in the following fiscal year.

Kyowa Hakko Kirin Co., Ltd. changed its fiscal year-end from March 31 to December 31 effective from the fiscal year. As the Company has used the financial statements based on preliminary statements of Kyowa Hakko Kirin Co., Ltd. as of its fiscal year-end and for the years then ended for consolidation since Kyowa Hakko Kirin Co., Ltd. became a subsidiary, there is no effect on the net income or retained earnings of the Company as of December 31, 2009.

4.	Accounting policies
(1)	Valuation of major assets
(a)	Valuation of securities
1)	Held-to-maturity debt securities are stated at amortized cost.
2)
Available-for-sale securities with fair market value are stated at fair market value as of the balance sheet date. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of net assets. Realized gains and losses on sale of such securities are computed using the moving-average method.

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3)	Available-for-sale securities without fair market value are stated at the moving-average cost.
(b)	Derivative financial instruments
Derivative financial instruments are stated at fair value.
(c)	Valuation of inventories
1)	Merchandise, finished goods and semi-finished goods are mainly stated at cost determined by the periodic average method. (The cost method with book value written down to the net realizable value)
2)	Raw materials, containers and supplies are mainly stated at cost determined by the moving-average method. (The cost method with book value written down to the net realizable value)
3)	Costs on uncompleted construction contracts is stated at cost determined by the specific identification method.
(Changes in accounting policies)

From the fiscal year, the Company has applied the "Accounting Standard for Measurement of Inventories" (ASBJ Statement No. 9 of July 5 2006). As a result, operating income, ordinary income and income before income taxes and minority interests decreased by ¥1,715 million, ¥208 million, and ¥1,150 million, respectively.

(2)	Depreciation and amortization of fixed assets
(a)	Depreciation of property, plant and equipment
1)	Depreciation is calculated using the declining-balance method except for buildings
(excluding building fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method.
(Additional information)
Change in useful life of property, plant and equipment

In line with a revision of the Corporation Tax Law in fiscal 2008, from the fiscal year the Company and its consolidated subsidiaries in Japan have changed their estimates for the useful lives of part of machinery.

As a result, operating income decreased by ¥5,304 million, and ordinary income and income before income taxes and minority interests each decreased by ¥5,301 million for the fiscal year.
2)	Depreciation for several consolidated subsidiaries is calculated using the straight-line method.
(b)	Amortization of intangible assets
1)	The Company and consolidated domestic subsidiaries amortize intangible assets using the straight-line method.
2)	Consolidated overseas subsidiaries mainly adopt the straight-line method over 20 years.

(3)	Method of providing major allowances and reserves
(a)	Allowance for doubtful accounts

The Company and consolidated subsidiaries provide allowance for doubtful accounts in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(b)	Allowance for employees' bonuses
The Company and consolidated subsidiaries provide allowance for employees' bonuses based on the estimated amounts of payment.
(c)	Allowance for bonuses for directors and corporate auditors
The Company and consolidated subsidiaries provide allowance for bonuses for directors

III-62

and corporate auditors based on the estimated amounts of payment.
(d)	Reserve for loss on liquidation of business
The Company provides reserve for loss on business liquidation of subsidiaries and affiliates based on the estimated amounts of possible loss.
(e)	Reserve for repair and maintenance

The consolidated subsidiaries of Kyowa Hakko Kirin Co., Ltd. provide reserve for periodic repair and maintenance of production facilities based on the amounts required for the fiscal year of the estimated amounts of payment.

(f)	Employees' pension and retirement benefits

The Company and consolidated subsidiaries provide allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the fiscal year. Prior service cost is amortized on the straight-line method over mainly periods between 5 and 15 years. Actuarial differences are amortized by the straight-line method over mainly periods between 10 and 15 years, both beginning from the following fiscal year of recognition.

(g)	Retirement benefits for directors and corporate auditors

Provision for retirement benefits for directors and corporate auditors represents 100% of such retirement benefit obligations as of the balance sheet date calculated in accordance with policies of consolidated subsidiaries.

(h)	Reserve for repair and maintenance of vending machines

Kirin Beverage Co., Ltd. and its consolidated subsidiaries provide reserve for repair and maintenance of vending machines by estimating the necessary repair and maintenance cost in the future, allocating the costs over a five-year period. The actual expenditure was deducted from the balance of the reserve on the consolidated balance sheet.

(i)	Reserve for loss on repurchase of land

The Company provides the reserve at an amount deemed necessary to cover the possible loss related to repurchase of land, which was sold to the Organization for Promoting Urban Development in September 1998, and the estimated loss for land improvement and other.

(4)	Hedge accounting

If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company and consolidated subsidiaries defer recognition of gains and losses resulting from changes in fair value of derivative financial instruments until the related losses and gains on the hedged items are recognized.

If forward foreign exchange contracts are used as hedges and meet certain hedging criteria, forward foreign exchange contracts and hedged items are accounted for in the following manner:
(a)	If a forward foreign exchange contract is executed to hedge an existing foreign currency receivable or payable,
1)
the difference, if any, between the amount in Japanese yen of the hedged foreign currency receivable or payable translated using the spot rate at the inception date of the contract and the book value of the receivable or payable is recognized in the consolidated statement of income in the period which includes the inception date, and

2)
the discount or premium on the contract (that is, the difference between the Japanese yen amount of the contract translated using the contracted forward rate and that translated using the spot rate at the inception date of the contract) is recognized over the term of the contract.

(b)
If a forward foreign exchange contract is executed to hedge a future transaction denominated in a foreign currency, the future transaction will be recorded using the contracted forward rate, and no gains or losses on the forward foreign exchange contract are recognized.

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If interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

(5)	Consumption taxes

Consumption taxes are excluded from the revenue and expense accounts which are subject to such taxes.

5.	Valuation of the assets and liabilities of consolidated subsidiaries

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time when the Company acquired control of the respective subsidiaries.

6.	Goodwill

Differences between the acquisition costs and the underlying net equities of investments in consolidated subsidiaries are recorded as goodwill in the consolidated balance sheet and amortized using the straight-line method over periods between 10 and 20 years. If the amount is immaterial, it is fully recognized as expenses as incurred.

Change in Significant Accounting Policies

1.	Adoption of "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements"

From the fiscal year, the Company has applied the "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements" (ASBJ Practical Issues Task Force (PITF) No. 18 of May 17, 2006), and made the necessary adjustments to its financial statements.

As a result, beginning retained earnings decreased by ¥6,355 million due to the amortization of goodwill at overseas subsidiaries. The effect on net income for the fiscal year of this change is immaterial.

2.	Adoption of "Accounting Standard for Lease Transactions"

Finance leases, except for those leases under which the ownership of the leased assets was considered to be transferred to the lessee, were accounted for in the same method as operating leases. However, from the fiscal year the Company has applied the "Accounting Standard for Lease Transactions" (ASBJ Statement No. 13 of June 17, 1993 (First Committee of the Business Accounting Council); revised on March 30, 2007) and the "Guidance on Accounting Standard for Lease Transactions" (ASBJ Guidance No. 16 of January 18, 1994 (Japanese Institute of Certified Public Accountants, Committee on Accounting Systems); revised on March 30, 2007), and accordingly such transactions are now based on capital lease method.

For finance lease transactions other than those involving a transfer of title that began prior to the application of the new accounting standards, the previous operating lease method will continue to be applied.

The effect on net income for the fiscal year of this change is immaterial.

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Changes in Presentation

(Consolidated balance sheet)
From the fiscal year, the accounts presented as "Inventories" in the fiscal year ended December 31, 2008 have been reclassified into "Merchandise and finished goods," "Work in process" and "Raw materials and supplies." "Merchandise and finished goods," "Work in process" and "Raw materials and supplies." included in "Inventories" for the prior fiscal year amounted to ¥152,289 million, ¥24,141 million and ¥42,889 million, respectively.

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Notes to the Consolidated Balance Sheet

1.Accumulated depreciation of Property, Plant and Equipment		¥1,296,643 million

2.Amount reduced from fixed assets due to government subsidy received and others		¥935 million
3. Assets pledged as collateral and secured borrowings
(1) Assets pledged as collateral
Cash		¥14 million
Notes and accounts receivable, trade		¥35 million
Buildings and structures		¥1,157 million
Machinery, equipment and vehicles		¥563 million
Land		¥937 million
Investment securities		¥1,103 million
Other of investments and other assets		¥1 million
	Total	¥3,814 million
(2) Secured borrowings
Notes and accounts payable, trade		¥1,747 million
Short-term loans payable and long-term debt with current maturities		¥100 million
Long-term debt (including current maturities of long-term debt)		¥8,499 million
Deposits received		¥3,408 million
	Total	¥13,755 million
4. Contingent liabilities
(1) Guarantees for loan from banks and other of unconsolidated
subsidiaries and affiliates		¥2,589 million
(2) Guarantees for loan from banks and other of employees		¥4,596 million
(3) Guarantees for loan from banks and other of customers		¥1,295 million
(4) Notes and account receivables transferred through securitization		¥1,515 million
	Total	¥9,996 million
(arrangements similar to guarantees of ¥72 million are included in the above.)

5. Trade notes discounted		¥39 million

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Notes to the Consolidated Statement of Income

1.	Foreign currency translation gain

Loss on currency swaps and forward foreign exchange contracts (¥16,597 million) that are carried to hedge the foreign exchange rates fluctuation risks on loans receivable in foreign currency is presented after offsetting foreign currency translation gain.

2.	Loss on impairment

In 2009, the Company and its consolidated subsidiaries classified fixed assets into groups by the respective type of business (Alcohol Beverages, Soft Drinks and Foods, Pharmaceuticals, and Other), which are the units making investment decisions.

Use	Location	Type
Asset used for business (Alcohol Beverages business)	Shioya-gun, Tochigi and 7 others	Buildings and structures, machinery, equipment and vehicles, land and other
Asset used for business (Soft Drinks and Foods business)	South Australia, Australia and 2 others	Buildings and structures, machinery, equipment and vehicles, and tools
Asset for rent	Taisho-ku, Osaka	Buildings and structures, and land
Idle properties	Itabashi-ku, Tokyo and 3 others	Buildings and structures, machinery, equipment and vehicles, land and other

For fixed assets in the real estate business included in others, the restaurant business and idle properties along with individual properties or stores are considered to constitute a group. Headquarters and welfare facilities are classified as corporate assets because they do not generate cash flows independent of other assets or group of assets.

Carrying amounts of certain assets were devalued to their memorandum value or recoverable amount because (i) It became clear that Tochigi and Hokuriku plants of Kirin Brewery Company, Limited in Alcohol Beverages business would no longer be utilized as a result of their reorganization and Kirin Hiroshima Brewery would no longer be utilized as a result of the plan of its shutting down, (ii) Some of assets used for Soft Drinks and Foods business are being reorganized as production equipment, (iii) carrying amounts of rental properties were not recovered by estimated future cash flows, and (iv) carrying amounts of idle properties were devalued to their recoverable amounts, owing to substantial decline in their fair market value.

During the fiscal year ended December 31, 2009, the Company and its consolidated subsidiaries recognized loss on impairment on the following group of assets. As a result, the Company recognized a loss on impairment, recorded under special expenses, comprising ¥13,319 million for buildings and structures, ¥9,351 million for machinery, equipment and vehicles, ¥7,534 million for land, ¥144 million for other property, plant and equipment, ¥379 million for other intangible assets, and ¥7,815 million for removal costs.

The recoverable amount of each group of assets is the higher of net selling price (fair value less cost to sell) or value in use calculated by discounting future cash flows at an interest rate of 5.0%.

For the Kirin Brewery Company, Limited, value in use of the depreciation assets related to the plants reorganization is calculated by the depreciation expense equivalents until the cessation of manufacture.

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Besides the above, due to a decline in premium brand profitability at consolidated subsidiaries in Australia, loss on impairment of other intangible assets, in the amount of ¥299 million, was recognized.

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Notes to the Consolidated Statement of Changes in Net Assets

1.	Type and number of shares outstanding and treasury stock
(1)	Shares outstanding

Type of shares outstanding	common stock
Number of shares as of December 31, 2008	984,508,387 shares
Number of shares increased during the accounting period ended December 31, 2009	-
Number of shares decreased during the accounting period ended December 31, 2009	-
Number of shares as of December 31, 2009	984,508,387 shares

(2)	Treasury stock

Type of treasury stock	common stock
Number of shares as of December 31, 2008	30,157,914 shares
Number of shares increased during the accounting period ended December 31, 2009	1,214,018 shares
Number of shares decreased during the accounting period ended December 31, 2009	204,697 shares
Number of shares as of December 31, 2009	31,167,235 shares

Notes:	1.	Increase in the number of shares was due to purchases of less-than-one-unit shares.
	2.	Decrease in the number of shares was due to sales of less-than-one-unit shares.

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2.	Matters related to dividends
(1)	Dividend payment
Approvals by ordinary general meeting of shareholders held on March 26, 2009 are as follows:
*Dividends on Common stock
a.	Total amount of dividends	¥10,975 million
b.	Dividends per share	¥11.50
c.	Record date	December 31, 2008
d.	Effective date	March 27, 2009

Approvals by the Board of Directors meeting on August 6, 2009 are as follows:
*Dividends on Common stock
a.	Total amount of dividends	¥10,973 million
b.	Dividends per share	¥11.50
c.	Record date	June 30, 2009
d.	Effective date	September 7, 2009

(2)	Dividends whose record date is attributable to the accounting period ended December 31, 2009 but to be effective after the said accounting period
We will seek approval at general meeting of shareholders to be held on March 26, 2010 as follows:
*Dividends on Common stock
a.	Total amount of dividends	¥10,963 million
b.	Funds for dividends	Retained earnings
c.	Dividends per share	¥11.50
d.	Record date	December 31, 2009
e.	Effective date	March 29, 2010

Notes to Per Share Information

1.	Net assets per share:	¥1,029.35
2.	Net income per share:	¥51.54

Notes to Subsequent Events

There is no matter that fall under this item.

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BALANCE SHEET

(As of December 31, 2009)

(millions of yen)
Assets
Current Assets	317,973
Cash	15,325
Accounts receivable, trade	318
Short-term loans receivable	270,735
Income tax receivable	16,935
Deferred tax assets	629
Other	15,139
Allowance for doubtful accounts	(1,111)

Fixed Assets	1,403,912
Property, Plant and Equipment	87,496
Buildings	54,931
Structures	2,191
Machinery and equipment	215
Vehicles	18
Tools	2,649
Land	24,886
Construction in progress	2,603
Intangible Assets	117
Leasehold rights	60
Trademarks	24
Utility rights	32
Investments and Other Assets	1,316,299
Investment securities	112,799
Shares of subsidiaries and affiliates (capital stock)	1,141,942
Investments in equity of subsidiaries and affiliate	21,343
(other than capital stock)
Long-term loans receivable	9,444
Deferred tax assets	23,484
Other	10,262
Allowance for doubtful accounts	(2,976)
Total Assets	1,721,886

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Liabilities
Current Liabilities	315,490
Notes payable, trade	105
Short-term loans payable and long-term debt with current maturities	303,062
Other accounts payable	6,896
Accrued expenses	2,510
Allowance for employees' bonuses	438
Allowance for bonuses for directors and corporate auditors	165
Other	2,310
Long-term Liabilities	532,306
Bonds	299,950
Long-term debt	202,800
Employees' pension and retirement benefits	224
Reserve for loss on repurchase of land	1,170
Other	28,160
Total Liabilities	847,796

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Net Assets
Shareholders’ Equity	860,490
Common stock	102,045
Capital surplus	71,582
Additional paid-in capital	70,868
Other capital surplus	713
Retained earnings	717,348
Legal reserve	25,511
Other retained earnings	691,836
Reserve for special depreciation	4
Reserve for deferred gain on sale of property	1,299
General reserve	540,367
Retained earnings brought forward	150,164
Treasury stock, at cost	(30,485)
Valuation and translation adjustments	13,599
Net unrealized holding gains on securities	13,599
Total Net Assets	874,090
Total Liabilities and Net Assets	1,721,886

*Amounts are stated by omitting fractions less than ¥1 million.

III-73

STATEMENT OF INCOME
(From January 1, 2009 to December 31, 2009)
		(millions of yen)
Operating revenue
Group management revenue	12,100
Revenue from real estate business	6,230
Dividends revenue from subsidiaries and affiliates	89,762	108,093
Operating expenses
Expenses on real estate business	3,672
General and administrative expenses	20,230	23,902
Operating income		84,191
Non-operating income
Interest and dividend income	8,388
Other	5,011	13,400
Non-operating expenses
Interest expenses	8,724
Other	4,337	13,061
Ordinary income		84,529
Special income
Gain on sale of fixed assets	5,334
Reversal of allowance for doubtful accounts	8,579
Gain on sale of investment securities	10,689
Gain on sale of shares of subsidiaries and affiliates	1,748
Other	129	26,481

III-74

Special expenses
Loss on sale and retirement of fixed assets	684
Loss on impairment	336
Loss on devaluation of investment securities	1,065
Loss on devaluation of shares of subsidiaries and affiliates	1,437
Loss on sale of shares of subsidiaries and affiliates	23,498	27,022
Income before income taxes		83,988
Refund of income taxes		(1,800)
Income taxes - deferred		3,816
Net income		81,972

*Amounts are stated by omitting fractions less than ¥1 million.

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STATEMENT OF CHANGES IN NET ASSETS

(From January 1, 2009 to December 31, 2009)

(millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings						Treasury stock	Total shareholders’ equity
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings				Total retained earnings
						Reserve for special depreciation	Reserve for deferred gain on sale of property	General reserve	Retained earnings brought forward
Balance as of December 31, 2008	102,045	70,868	668	71,536	25,511	27	1,336	554,367	76,081	657,325	(29,058)	801,849
Changes of items during the period
Reversal of reserve for special depreciation						(23)			23	-
Reversal of reserve for deferred gain on sale of property							(36)		36	-
Reversal of general reserve								(14,000)	14,000	-
Dividends from surplus									(10,975)	(10,975)		(10,975)
Dividends from surplus (interim dividends)									(10,973)	(10,973)		(10,973)
Net income									81,972	81,972		81,972
Acquisition of treasury stock											(1,625)	(1,625)
Disposal of treasury stock			45	45							198	243
Net changes of items other than shareholders’ equity
Total changes of items during the period			45	45		(23)	(36)	(14,000)	74,083	60,023	(1,427)	58,641
Balance as of December 31, 2009	102,045	70,868	713	71,582	25,511	4	1,299	540,367	150,164	717,348	(30,485)	860,490

	Valuation and translation adjustments			Total net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Total valuation and translation adjustments
Balance as of December 31, 2008	16,306	(7)	16,298	818,147
Changes of items during the period
Reversal of reserve for special depreciation				-
Reversal of reserve for deferred gain on sale of property				-
Reversal of general reserve				-
Dividends from surplus				(10,975)
Dividends from surplus (interim dividends)				(10,973)
Net income				81,972
Acquisition of treasury stock				(1,625)
Disposal of treasury stock				243
Net changes of items other than shareholders’ equity	(2,706)	7	(2,699)	(2,699)
Total changes of items during the period	(2,706)	7	(2,699)	55,942
Balance as of December 31, 2009	13,599	-	13,599	874,090

*Amounts are stated by omitting fractions less than ¥1 million.

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FOOT NOTES

Significant Accounting Policies

1.	Valuation of securities
(a)	Equity securities issued by subsidiaries and affiliates are stated at cost determined by the moving-average method.
(b)
Available-for-sale securities with fair market value are stated at fair market value as of the balance sheet date. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of net assets. Realized gains and losses on sale of such securities are computed using the moving-average method.

(c)	Available-for-sale securities without fair market value are stated at the moving-average cost.

2.	Derivative financial instruments

Derivative financial instruments are stated at fair value.

3.	Depreciation and amortization of fixed assets
(a)
Depreciation of property, plant and equipment is calculated using the declining-balance method, except for buildings (excluding building fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method.

(Additional information)
In line with a revision of the Corporation Tax Law in fiscal 2008, from the fiscal year the Company has changed its estimates for the useful lives of part of machinery.
As a result, operating income, ordinary income and income before income taxes decreased by ¥12 million, respectively.
(b)	Amortization of intangible assets is calculated using the straight-line method.

4.	Method of providing major allowances and reserves
(1)	Allowance for doubtful accounts

The Company provides allowance for doubtful accounts in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(2)	Allowance for employees' bonuses

The Company provides allowance for employees' bonuses based on the estimated amounts of payment.

(3)	Allowance for bonuses for directors and corporate auditors

The Company provides allowance for bonuses for directors and corporate auditors based on the estimated amounts of payment.

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(4)	Employees' pension and retirement benefits

The Company provides allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the fiscal year. Prior service cost is amortized on the straight-line method over 13 years. Actuarial differences are amortized by the straight-line method over 13 years, beginning from the following fiscal year.

(5)	Reserve for loss on repurchase of land

The Company provides the reserve at an amount deemed necessary to cover the possible loss related to repurchase of land, which was sold to the Organization for Promoting Urban Development in September 1998, and the estimated loss for land improvement and other.

5.	Hedge accounting
(a)
If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company defers recognition of gains and losses resulting from the changes in fair value of derivative financial instruments until the related losses and gains on the hedged items are recognized.

(b)
If interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

6.	Consumption taxes

Consumption taxes are excluded from the revenue and expense accounts which are subject to such taxes.

Notes to the Balance Sheet
1.Monetary debts due from and to subsidiaries and affiliates
Short-term monetary debts due from subsidiaries and affiliates	¥276,354 million
Long-term monetary debts due from subsidiaries and affiliates	¥11,733 million
Short-term monetary debts due to subsidiaries and affiliates	¥79,507 million
Long-term monetary debts due to subsidiaries and affiliates	¥3,525 million

2.Accumulated depreciation of property, plant and equipment	¥59,992 million

3.Amount reduced from fixed assets due to government subsidy received and others	¥37 million

4.Assets pledged as collateral and secured borrowing

(1)Assets pledged as collateral
Buildings	¥615 million
Land	¥439 million
(2)Secured borrowing
Deposits received	¥2,296 million

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5.Contingent liabilities
Guarantees for loan from banks and other of subsidiaries and affiliates		¥44,255 million
Guarantees for employee’s housing loan from banks		¥4,441 million
	Total	¥48,696 million

(arrangements similar to guarantees of ¥72 million are included in the above.)

Notes to the Statement of Income

1.	Transactions with subsidiaries and affiliates:
Operating revenue	¥12,749 million
Operating expenses	¥6,806 million
Transactions other than business transactions	¥7,009 million

2.	Presentation of gain or loss on currency swaps and forward foreign exchange contracts:

Loss on currency swaps and forward foreign exchange contracts (¥16,597 million) that are carried to hedge the foreign exchange rates fluctuation risks for loans receivable in foreign currency is presented in "Other" of "Non-operating income" after offsetting foreign currency translation gain.

Notes to the Statement of Changes in Net Assets

Type and number of shares of treasury stock
Type of treasury stock	Common stock
Number of shares as of December 31, 2008	30,157,655 shares
Number of shares increased during the accounting period ended December 31, 2009	1,214,018 shares
Number of shares decreased during the accounting period ended December 31, 2009	204,697 shares
Number of shares as of December 31, 2009	31,166,976 shares

Notes:	1.	Increase in the number of shares was due to purchases of less-than-one-unit shares.

	2.	Decrease in the number of shares was due to sales of less-than-one-unit shares.

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Notes to Deferred Income Taxes
1. Significant components of deferred tax assets
Shares of subsidiaries and affiliates
and investments in equity of subsidiaries and affiliates	¥52,264 million
Other	¥6,981 million
Sub total	¥59,245 million
Less valuation allowance	(¥24,658 million)
Total deferred tax assets	¥34,587 million
2. Significant components of deferred tax liabilities
Net unrealized holding gains on securities	(¥9,333 million)
Other	(¥1,140 million)
Total deferred tax liabilities	(¥10,473 million)

III-80

Notes to Transaction with Related Parties

Type	Company name	Ratio of voting rights held by the Company [Indirect ownership]	Relationship with the Company
			Directors and corporate auditors	Business relationship
Subsidiary	Lion Nathan National Foods Pty Ltd (Note 1)	100%	Concurrent 1	Financial support
Subsidiary	Lion Nathan Ltd.	Indirect 100%	-	Guarantees
Subsidiary	Kirin Brewery Company, Limited	100%	Concurrent 1	Consignment of management guidance service Lending and borrowing funds
Subsidiary	Kirin Business Expert Company, Limited	100%	Concurrent 1	Consignment of management guidance service Lending and borrowing funds Consignment of indirect business
Subsidiary	Kyowa Hakko Kirin Co., Ltd.	51%	Concurrent 1	Lending and borrowing funds
Affiliate	San Miguel Corporation (Note 2)	-	-	-

Type	Company name	Transaction details	Transaction amount (millions of yen)	Item	Balance at end of period (millions of yen)
Subsidiary	Lion Nathan National Foods Pty Ltd (Note 1)	Collecting of loans (Note 3)	87,805	Short-term loans receivable	79,774
		Interest income (Note 3)	3,798	Other current assets	711
		Underwriting of capital increase (Note 4)	343,571	-	-
		Investment in kind (Note 5)	99,311	-	-
Subsidiary	Lion Nathan Ltd.	Guarantees (Note 6)	38,563	-	-
Subsidiary	Kirin Brewery Company, Limited	Lending of loans (Notes 3 and 7)	149,452	Short-term loans receivable	175,624
Subsidiary	Kirin Business Expert Company, Limited	Consignment of indirect business (Note 8)	3,490	Accrued expenses	305
Subsidiary	Kyowa Hakko Kirin Co., Ltd.	Borrowing of funds (Notes 7 and 9)	40,250	Short-term loans payable	40,177
Affiliate	San Miguel Corporation (Note 2)	Purchase of shares of subsidiaries or affiliates (Note 10)	119,343	-	-

Conditions of transactions and policy regarding determination of conditions of transactions.

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Notes:

1.	Kirin Holdings (Australia) Pty Ltd changed its company name to Lion Nathan National Foods Pty Ltd on October 21, 2009.
2.	The Company sold all shares of San Miguel Corporation on May 22, 2009.
3.	Interest rates of loans receivable are determined rationally by taking market interest rates into consideration.
4.	The Company has subscribed the capital increase of Lion Nathan National Foods Pty Ltd.
5.	The Company contributed the shares of Lion Nathan Ltd. as investment in kind.
6.	The Company provides the guarantee to privately placed U.S. bond of Lion Nathan Ltd.
7.	Lending and borrowing of funds is a transaction based on CMS (Cash Management System) and transaction amounts show average outstanding balance during this fiscal year.
8.	The subsidiary is the functionally separated cost-center. The Company pays consignment fees to cover the operating expenses of the subsidiary.
9.	Interest rates of loans payable are determined rationally by taking market interest rates into consideration.
10.	The Company acquired the shares of San Miguel Brewery, Inc owned by San Miguel Corporation. The purchase price was determined by taking the corporate value into consideration.
11.	Transaction amounts above do not include foreign exchange gains or losses, but balances at end of period include those. Transaction amounts do not include consumption taxes.

Notes to Per Share Information

Net assets per share:	¥916.87
Net income per share:	¥85.92

Notes to Subsequent Events

There is no matter that fall under this item.

III-82

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report

February 12, 2010

The Board of Directors

Kirin Holdings Company, Limited

KPMG AZSA & Co.

Shozo Tokuda (Seal)
Designated and Engagement Partner
Certified Public Accountant

Masakazu Hattori (Seal)
Designated and Engagement Partner
Certified Public Accountant

Yoshiyuki Yamasaki (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the consolidated statutory report, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and footnotes of Kirin Holdings Company, Limited as of December 31, 2009 and for the year from January 1, 2009 to December 31, 2009 in accordance with Article 444(4) of the Corporate Law. The consolidated statutory report is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above present fairly, in all material respects, the financial position and the results of operations of Kirin Holdings Company, Limited and its consolidated subsidiaries for the period, for which the consolidated statutory report was prepared, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

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[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report

February 12, 2010

The Board of Directors

Kirin Holdings Company, Limited

KPMG AZSA & Co.

Shozo Tokuda (Seal)
Designated and Engagement Partner
Certified Public Accountant

Masakazu Hattori (Seal)
Designated and Engagement Partner
Certified Public Accountant

Yoshiyuki Yamasaki (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the statutory report, comprising the balance sheet, the statement of income, the statement of changes in net assets and footnotes, and its supporting schedules of Kirin Holdings Company, Limited as of December 31, 2009 and for the 171st business year from January 1, 2009 to December 31, 2009 in accordance with Article 436, paragraph 2 (1) of the Corporate Law. The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Kirin Holdings Company, Limited for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

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[English Translation of the Corporate Auditors' Report Originally Issued in the Japanese Language]

Corporate Auditors' Report

February 16, 2010

Mr. Kazuyasu Kato,

Representative Director and President

Kirin Holdings Company, Limited

Board of Corporate Auditors
Kirin Holdings Company, Limited

Tetsuo Iwasa (Seal)
Standing Corporate Auditor

Hitoshi Oshima (Seal)
Standing Corporate Auditor

Toyoshi Nakano (Seal)
Outside Corporate Auditor

Teruo Ozaki (Seal)
Outside Corporate Auditor

Kazuo Tezuka (Seal)
Outside Corporate Auditor

We the Board of Corporate of Auditors of the Company, based on the audit reports prepared by each Corporate Auditor regarding the performance of duties by the Directors during the 171st business year from January 1, 2009, to December 31, 2009, prepared this audit report upon deliberation and hereby report, by a unanimous show of hands, as follows:

1. Audit Methods by Corporate Auditors and the Board of Corporate Auditors and its Details

The Board of Corporate Auditors established audit policy of this term, planning of audits, etc., and received reports from each Corporate Auditor regarding the state of implementation of his or her audits and results thereof, as well as received reports from the Directors, etc., and Independent Auditors regarding performance of their duties, and sought explanations whenever necessity arose.

Each Corporate Auditor complied with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, in accordance with the audit policy of this term, planning of audits, etc., communicated with the Directors, the internal audit department, other employees, etc., and made efforts to collect information and improve audit environment, and attended meetings of the Board of Directors and other important meetings, received reports from the Directors, employees, etc., regarding the state of performance of their duties, sought explanations whenever necessity arose, inspected important decision documents, etc., and made investigation into the state of activities and property at the head office and other main business offices of the Company. In addition, we monitored and verified the system for ensuring that the performance of duties by the Directors conforms to the laws, regulations and Articles of Incorporation, as well as the resolutions of the Board of Directors regarding the improvement of the system stipulated in Article 100, paragraph 1 and paragraph 3 of the Regulations for Enforcement of the Corporation Law and the status of the system (internal controls system) based on the resolutions, which are necessary for ensuring an appropriateness of operations of a joint stock corporation. Regarding the internal controls related to financial reporting under the Financial Instruments and Exchange Law, we received reports from the Directors etc. and KPMG AZSA & Co. concerning evaluation of internal controls and auditing status, and asked for explanation as needed. With respect to subsidiaries, we communicated and exchanged information with directors, corporate auditors, etc., of the subsidiaries, and visited subsidiaries whenever necessity arose to make investigation into the state of activities and property thereof. Based

III-85

on the above methods, we examined the business report and supporting schedules for the relevant business year.

Furthermore, we monitored and verified whether the Independent Auditors maintained their independence and implemented appropriate audits, and we received reports from the Independent Auditors regarding the state of performance of their duties and sought explanations whenever necessity arose. In addition, we received notice from the Independent Auditors that "The systems for ensuring the proper performance of duties" (matters set forth in each Item of Article 131 of the Regulations of Corporate Financial Calculation) is organized in accordance with the "Standards for Quality Control of Audit" (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations whenever necessity arose. Based on the above methods, we examined the financial statements (balance sheet, statement of income, statement of changes in net assets, and foot notes) and supporting schedules related to the relevant business term, and the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets, and foot notes).

2. Results of Audit
(1)	Results of Audit of Business Report and Other Relevant Documents
1.	In our opinion, the business report and supporting schedules fairly presents the state of the Company in accordance with the laws, regulations and Articles of Incorporation.
2.	In connection with the performance by the Directors of their duties, no dishonest act or material fact of violation of laws, regulations, or the Articles of Incorporation exists.
3.
In our opinion, the contents of the resolutions of the Board of Directors regarding the internal controls system are fair and reasonable. In addition, we have found nothing to be pointed out in relation to the performance of duties by the Directors regarding the internal controls system including internal controls related to financial reporting.

(2)	Results of Audit of financial statements and supporting schedules
In our opinion, the methods and results of audit conducted by the Independent Auditors, KPMG AZSA & Co. are proper.

(3)	Results of Audit of consolidated financial statements
In our opinion, the methods and results of audit conducted by the Independent Auditors, KPMG AZSA & Co. are proper.

III-86

Exhibit IV

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:

This document relates to a proposed business combination which involves the securities of a foreign company.  It is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Translation of Japanese original

September 10, 2010

Pre-disclosed documents with regard to Share Exchanges Agreement

2-10-1, Shinkawa, Chuo-ku, Tokyo
Kirin Holdings Company, Limited
Senji Miyake, President and CEO

This document is being disclosed pursuant to the provisions of Article 794 of Corporate Law and Article 193 of the Ordinance for Enforcement of Corporate Law in connection with the share exchange with Mercian Corporation (“Mercian”), in which Kirin Holdings Company, Limited (the “Company”) will become the wholly owning parent of Mercian and Mercian will become a wholly owned subsidiary of the Company as from December 1, 2010 (the “Share Exchange”).

1.	Text of Share Exchange Agreement \ Please see the Share Exchange Agreement attached hereto.

2.	Matters in relation to the appropriateness of provisions relating to Article 768, Paragraph 1, Item 2 and 3 of Corporate Law.

(1)
Matters in relation to the appropriateness of number of shares and the method of allotment of shares in the wholly owning parent to be issued to shareholders of the wholly owned subsidiary upon Share Exchange

In order to ensure fairness and reasonableness of the share exchange ratio for the Share Exchange, each of the parties decided to request a separate independent third party valuation institution to calculate a share exchange rate.  For this purpose, the Company appointed

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley”) and Mercian appointed Frontier Management, Inc. (“Frontier Management”).
Mitsubishi UFJ Morgan Stanley determined that the value of the Company’s common stock should be analyzed using the market price analysis based on the fact that the Company’s common stock, which is listed on the Tokyo Stock Exchange (the “TSE”), Osaka Securities Exchange (“OSE”), Nagoya Stock Exchange, Sapporo Securities Exchange  and Fukuoka Stock Exchange, has a very large market capitalization and is highly liquid.  Mitsubishi UFJ Morgan Stanley generally analyzed the value of the Company’s common stock using the market price analysis (i.e., the closing price as of the calculation base date (which was August 23, 2010), the average closing prices for the one (1) month period prior to the calculation base date and for the three (3) month period prior to the calculation base date).
For the common stock of Mercian, based on the fact that the market price of Mercian’s common stock is available, as it is listed on the TSE and OSE, Mitsubishi UFJ Morgan Stanley employed the market price analysis (i.e., the average closing prices for the one (1) month period prior to the calculation base date (which is August 23, 2010), the average closing prices for the three (3) month period prior to the calculation base date and, in order to reflect the impact of the “Internal Investigation Report Concerning Inappropriate Trade by the Department of Fish Feedstuffs and Interim Report by Third Party Committee” and the “Differences from Second Quarter Consolidated Performance Forecast and Modification of Consolidated Performance Forecasts for the Year and Dividend Forecast” published by Mercian on August 12, 2010, the average closing price for the period starting on the business day immediately following the publication of the above announcements through the calculation base date), and also employed both the comparable companies analysis, based on the fact that several listed companies in similar industries are available for comparison, and the discounted cash flow analysis (“DCF Analysis”) in order to reflect the status of future business activities.  According to Mitsubishi UFJ Morgan Stanley, the outline of the calculation results for the share exchange rate is as follows (showing the value range of one Mercian share in terms of the Company’s shares, calculated based on each of the above valuation methods for the Company’s per share stock price).

Analysis Used	Range of Share Exchange Rate
Market Price Analysis	0.123~0.156
Comparable Companies Analysis	0.086~0.143
DCF Analysis	0.137~0.168

In calculating the above share exchange rates, Mitsubishi UFJ Morgan Stanley generally relied on the information provided by both companies and publicly available information, and assumed that all such information was accurate and complete without independent verification of the accuracy or completeness of such information.  Mitsubishi UFJ Morgan Stanley has not independently valued or appraised, nor has it requested a third party institution to value or appraise, assets or liabilities (including off-balance sheet assets and liabilities, and other contingent liabilities) of either company or their affiliated companies.  In addition, Mitsubishi UFJ Morgan Stanley assumed that the information relating to Mercian’s financial forecasts has been reasonably prepared by Mercian’s management based on the best estimates and judgments of Mercian’s management available at the time.  The calculation results provided by Mitsubishi UFJ Morgan Stanley reflect the above information, among other information, that was available as of August 23, 2010.
Frontier Management valued common stock of the Company and Mercian using the market price average method and a discounted cash flow method (“DCF Method”).  Setting the calculation base date for the market price average method at August 25, 2010, Frontier Management calculated average closing prices for the period starting on August 13, 2010 (the business day immediately following the day on which “Second Quarter Results for the Year Ending in December 2010 (Japanese Standards) (Consolidated)” and “Internal Investigation Report Concerning Inappropriate Trade by the Department of Fish Feedstuffs and Interim Report by Third Party Committee” were published by Mercian) through the calculation base date, for the one (1) month period starting on July 26, 2010 through the calculation base date, and for the period starting on June 14, 2010 (the business day immediately following the day on which “Report Concerning Inappropriate Trade by the Department of Fish Feedstuffs (Second Report)” was published by Mercian) through the calculation base date.  The calculation results for the share exchange rate are as follows (showing share exchange rates as the number of the Company’s shares that would be exchanged for one share of Mercian stock calculated using each of the above valuation methods for Mercian’s per share stock price ).

Method Used	Range of Share Exchange Rate
Market Price Average Method	0.127~0.134
DCF Method	0.134~0.150

Frontier Management calculated the share exchange rates assuming that all the publicly disclosed information, financial information and other information provided by both companies that Frontier Management examined in calculating the share exchange rate was accurate and complete, and has not independently verified the accuracy or completeness of such information.  Frontier Management has not independently valued or assessed, nor has it requested a third party institution to appraise or assess (including analysis and valuations of each separate asset and liability), assets or liabilities (including financial derivatives, off-balance sheet assets and liabilities, and other contingent liabilities) of either company or their affiliated companies.  In addition, Frontier Management assumed that the information relating to the financial forecasts and other information regarding future standing provided by both companies had been reasonably prepared by the respective companies’ management based on the best forecasts and determinations available at the time and that the financial situation of both companies would fluctuate in line with such forecasts, and relied on such forecasts and related materials without independent examination.
The Company and Mercian engaged in repeated negotiations and discussions based on the analysis provided by the above third party valuation institutions, and bearing in mind their respective financial conditions, performance trends and stock price movements, etc.  As a result, the Company and Mercian determined that the share exchange rate below was appropriate, and resolved the share exchange rate for the Share Exchange upon approval obtained at meetings of their respective boards of directors held on August 27, 2010.

	The Company (Wholly owning parent company in Share Exchange)	Mercian (Wholly owned subsidiary in Share Exchange)
Allotment with respect to Share Exchange	1	0.14
Total number of new shares to be	Common Stock: 9,336,502 shares (Tentative)

delivered in the Share Exchange

(Note 1)	Allotment ratio of shares

0.14 shares of common stock of the Company will be delivered by allotment for each one (1) share of common stock of Mercian.  However, no shares will be allotted under the Share Exchange for the 67,000,000 shares of Mercian common stock held by the Company.

(Note 2)	Number of the Company’s shares to be delivered in the Share Exchange

The Company will deliver 9,336,502 shares of common stock by allotment under the Share Exchange on the Effective Date.  Mercian will, pursuant to a resolution at a board of directors meeting to be held at least one day prior to the Effective Date, cancel treasury stock that it holds prior to the allotment and delivery of the Company’s common stock pursuant to the Share Exchange (shares for which any shareholders who oppose the Share Exchange demand purchase by Mercian as provided in Paragraph 1 of Article 785 of Japanese Corporate Law; such cancellations of treasure stock will occur after the effectiveness of such purchases and prior to the allotment and delivery of the Company’s common stock pursuant to the Share Exchange).  The aggregate number of shares to be delivered by allotment under the Share Exchange may be amended due to cancellation of treasury stock by Mercian, etc.

(2) Matters in relation to appropriateness of the amount of capital and capital reserve of the wholly owning parent company in Share Exchange

In order to realize an agile financing policy, the Company determined the amounts of capital and capital reserve to be increased upon the Share Exchange as follows:

(1) Capital amount to be increased

JPY0

(2) Capital reserve amount to be increased

The minimum amount required to be increased under laws and regulations

(3) Retained earnings reserve amount to be increased

JPY0

The Company considers the above amounts to be appropriate.

3.	Financial documents of Mercian for the latest fiscal year

Please see Mercian’s financial documents etc. attached hereto.

4.	Disposal of material assets etc. by Mercian since the end of the latest fiscal year

Disposal of material assets or incurrence of material obligations by Mercian, or events materially affecting Mercian’s assets which occurred after the end of the latest fiscal year are as follows:

① Significant company split (company split of the processing liquors and fermented cooking condiment business)
(i) Content of the company split
Mercian has strengthened its collaboration with several Kirin Group companies since July 2007 for the purpose of maximizing its corporate value. In this context, as of July 1, 2010, Mercian’s processing liquors and fermented cooking condiment business and alcohol-based sanitation product business was succeeded by Kirin Kyowa Foods Company, Limited through a simple absorption-type split, in order to maximize Mercian’s corporate value by promoting selection and concentration of businesses by integrating its processing liquors and fermented cooking condiment business with the successor company.

(ii) Business performance of the separated division
(Millions of yen)
	Processing liquors and fermented cooking condiment business (a)	Business performance of Mercian for the year ended December 31, 2009 (b)	Percentage (a/b)
Net sales	8,850	80,506	11.0%

(iii) Account items and amounts of the split-off assets and liabilities
(Millions of yen)
Assets		Liabilities
Account item	Book value	Account item	Book value
Current assets	1,634	Current liabilities	262
Noncurrent assets	2,842
Total	4,476	Total	262

② Significant company split (company split of the brewing alcohol sales business)
(Absorption-type split between Mercian and Daiichi Alcohol Co., Ltd .)
(i) Content of the company split
Mercian has strengthened its collaboration with several Kirin Group companies since July 2007, for the purpose of maximizing its corporate value. In this context, with July 1, 2010 as the effective date, Mercian caused Daiichi Alcohol Company, Limited (“Daiichi Alcohol”), Mercian’s wholly owned subsidiary, to succeed its brewing alcohol sales business through a short form absorption-type split to raise its presence by ensuring a competitive edge in the brewing alcohol industry and to maximize its corporate value by maximizing synergies within the Kirin Group.

(ii) Business performance of the separated division
(Millions of yen)
	Brewing alcohol sales business (a)	Business performance of Mercian for the year ended December 31, 2009 (b)	Percentage (a/b)
Net sales	4,655	80,506	5.8%

(iii) Account items and amounts of the split-off assets and liabilities
(Millions of yen)
Assets		Liabilities
Account item	Book value	Account item	Book value
Current assets	1,490	Current liabilities	12
Noncurrent assets	100
Total	1,591	Total	12

(Absorption-type split between KYOWA HAKKO BIO CO., LTD. and Daiichi Alcohol.)
(i) Content of the company split
Daiichi Alcohol succeeded the brewing alcohol sales business of KYOWA HAKKO BIO CO., LTD., through an absorption-type split, with July 1, 2010 as the Effective Date.

(ii) Business performance of the succeeded division
(Millions of yen)
	Brewing alcohol sales business (a)	Business performance of KYOWA HAKKO BIO CO., LTD., for the year ended December 31, 2009 (b)	Percentage (a/b)
Net sales	7,805	42,313	18.4%

(iii) Account items and amounts of the succeeded assets and liabilities
(Millions of yen)
Assets		Liabilities
Account item	Book value	Account item	Book value
Noncurrent assets	1,462	Current liabilities	11
Total	1,462	Total	11

③ Inappropriate trading by the Department of Fish Feedstuffs
Suspicion of inappropriate trading in the Fish Feedstuffs Division of Mercian arose in May 2010, and an Internal Investigation Committee (chairperson: Hiroshi Ueki, President and CEO) was established on May 21, 2010 to investigate the situation and the losses from this scandal. The investigation by the committee revealed that improper accounting treatment, such as not recording expenses for sample shipments and the manipulation of the sales-recording period, in addition to fraudulent transactions, such as fictitious sales, fictitious manufacturing and circular transactions that combined said fraudulent techniques, had been committed on an ongoing basis at the division in prior years. Moreover, the investigation revealed falsified evidence of compliance with internal controls, as well as stated inventory quantities that were based in part on dummy products, to conceal the fraudulent activities.
Therefore, the Company decided to investigate the financial figures that had been affected in the previous fiscal years due to the improper accounting treatment and fraudulent transactions in order to retroactively correct the figures in the financial statements for the relevant fiscal periods to the proper amounts. These corrections on the financial statements resulted in about 6,479 million yen as the total of the affected amounts due to the loss disposition for the periods from the first quarter of the year ended December 2005 to the second quarter of the year ended December 2010. Moreover, as a result of the correction to the financial statements discussed above, the Company re-examined for prior years its determinations as to the collectability of deferred tax assets and on the application of impairment loss accounting. These corrections on the financial statements resulted in about 1,872 million yen as the total of other affected amounts in accounting for the periods from the first quarter of the year ended December 2005 to the first quarter of the year ending December 2010. Consequently, the affected amounts that had an impact on profit and loss totaled about 8,351 million yen.
Based on these corrections to the financial statements, the Company corrected the annual securities reports, semiannual securities reports and quarterly securities reports for the periods from the first half of the year ended December 2005 to the first quarter of the year ending December 2010.
The below sets forth an overview of the amounts affected by the corrections described above for the consolidated and non-consolidated business performance in prior years.
For detail of the corrections, readers shall refer the correction reports on the annual securities reports, semiannual securities reports and quarterly securities reports which had been submitted on August 22, 2010 by Mercian.

Affected Amounts on Income by Factor (consolidated)
(Millions of yen; Positive figures present losses, contrary to ordinary accounting presentation)
Breakdown	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2008	Fiscal 2009	Fiscal 2010		Total
						1Q	2Q
[1] Payments for fictitious manufacturing and purchases	226	129	30	1,625	3,747	1,261	752	7,769
[2] Collections from fictitious sales and fare-paying provisions of raw materials	△218	△106	23	△908	△2,917	△884	△187	△5,197
[3] Revision to net sales		233	271	1,912	2,743	677	△256	5,579
[4] Revision to cost of sales	8	△53	△159	△781	△1,623	△466	146	△2,930
[5] Loss on valuation of inventories					356			356
[6] Provision for the balance of accounts receivable—trade				184	213		18	415
[7] Possible obligations							314	314
[8] Revision to SG&A expenses				△24	△16	13	7	△21
[9] Loss on prior periods adjustment	194							194

Breakdown	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2008	Fiscal 2009	Fiscal 2010		Total
Total	210	202	165	2,007	2,502	600	793	6,479

Other Affected Amounts in Accounting
Breakdown	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2008	Fiscal 2009	Fiscal 2010		Total
						1Q	2Q
Impairment loss and loss on retirement of noncurrent assets				734	△314			420
Income taxes— deferred			1,917	△706	△42	282		1,452
Total revised income			1,917	27	△355	282		1,872

Affected Amounts by Major Account Item of the Financial Statements

Period	Account Item	Consolidated				Non-consolidated
		Before Correction (A)	After Correction (B)	Corrected Amounts (C) [(B)-(A)]	Correction Rate (C)/(A)	Before Correction (A)	After correction (B)	Corrected Amounts (C) [(B)-(A)]	Correction Rate (C)/(A)
Fiscal Year Ended December 2005	Net Sales	99,027	99,027	0	0.00%	93,613	93,613	0	0.00%
	Gross profit	29,777	29,769	(7)	-0.02%	28,245	28,237	(8)	-0.03%
	Operating income	2,595	2,587	(7)	-0.27%	2,057	2,049	(7)	-0.34%
	Ordinary income	2,675	2,667	(7)	-0.26%	3,434	3,426	(7)	-0.20%
	Net income	1,409	1,199	(209)	-14.83%	2,344	2,134	(209)	-8.92%
	Total Assets	87,938	87,739	(199)	-0.23%	84,504	84,304	(1991	-0.24%
	shareholders' equity	47,592	47,382	(209)	-0.44%	46,903	46,693	(209)	-0.45%
Fiscal Year Ended December 2006	Net Sales	99,587	99,355	(232)	-0.23%	92,256	92,023	(232)	-0.25%
	Gross profit	28,724	28,544	(179)	-0.62%	26,689	26,509	(179)	-0.67%,
	Operating income	1,448	1,250	(197)	-13.60%	911	713	(197)	-21.62%
	Ordinary income	1,558	1,360	(197)	-12.64%	1,246	1,048	(197)	-15.81%
	Net income	1,860	1,658	(202)	-10.86%	1,790	1,588	(202)	-11.28%
	Total Assets	95,418	95,011	(407)	-0.43%	90,072	89,665	(407)	-0.45%
	Net Assetss	48,887	48,475	(411)	-0.84%	47,698	47,286	(411)	-0.86%
Fiscal Year Ended December 2007	Net Sales	103,329	103,058	(270)	-0.26%	94,888	94,618	(270)	-0.28%
	Gross profit	25,183	25,071	(1 1 1)	-0.44%	23,012	22,900	(111)	-0.48%
	Operating income	801	689	(III)	-13.86%	443	331	(111)	-25.06%
	Ordinary income	896	784	(111)	-12.39%	614	502	(111)	-18.08%
	Net income	483	(1,598)	(2,082)	-	361	(1,841)	(2,203)	-
	Total Assets	89,129	87,084	(2,045)	-2.29%	83,274	81,228	(2,045)	-2.46%
	Net Assets	48,618	46,124	(2,494)	-5.13%	47,335	44,720	(2,615)	-5.52%
Fiscal Year Ended December 2008	Net Sales	92,743	90,831	(1,911)	-2.06%	84,273	82,558	(1,715)	-2.04%
	Gross profit	22,766	21,636	(1,130)	-4.96%	21,016	19,975	(1,041)	-4.95%
	Operating income	670	(1,302)	(1,973)	-	623	(1,260)	(1,884)	-
	Ordinary income	585	(1,387)	(1,973)	-	598	(1,285)	(1,884)	-
	Net income	162	(1,871)	(2,034)	-	347	(1,597)	(1,945)	-
	Total Assets	82,227	78,132	(4,095)	-4.98%	78,442	74,239	(4,203)	-5.36%
	Net Assets	46,600	42,071	(4,528)	-9.72%	46,496	41,936	(4,560)	-9.81%
Fiscal Year Ended December 2009	Net Sales	83,249	80,506	(2,742)	-3.29%	74,768	72,452	(2,315)	-3.10%
	Gross profit	21,339	20,220	(1,119)	-5.24%	19,196	18,159	(1,037)	-5.40%
	Operating income	564	(1,579)	(2,143)	-	352	(1,708)	(2,061)	-
	Ordinary income	883	(1,259)	(2,143)	-	443	(1,617)	(2,061)	-
	Net income	28	(2,117)	(2,146)	-	4	(2,422)	(2,426)	-
	Total Assets	77,270	70,719	(6,5501_	-8.48%	72,820	66,147	(6,672)	-9.16%
	Net Assets	45,954	39,238	(6,716)	-14.61%	45,167	38,139	(7,028)	-15.56%
Fiscal Period Ended March 2010 (1st quarter)	Net Sales	16,872	16,195	(676)	-4.01%	-	-	-	-
	Gross profit	4,445	4,235	(210)	-4.72%	-	-	-	-
	Operating income	(602)	(1,199)	(596)	99.00%	-	-	-	-
	Ordinary income	(571)	(1,167)	(596)	104.38%	-	-	-	-
	Net income	(383)	(1,265)	(882)	230.29%	-	-	-	-
	Total Assets	71,521	63,912	(7,609)	-10.64%	-	-	-	-
	Net Assets	44,874	37,280	(7,593)	-16.92%	-	-	-	-

Note: In the (non-)consolidated statements of income for the year ended December 31, 2005, a (non-) consolidated decrease in cumulative profits of negative 194 million yen is recorded as an extraordinary loss. This loss resulted from inappropriate accounting treatment relating to the periods (prior to and inclusive of the fiscal year ended December 31, 2004) before the most recent five fiscal years (for the most recent five fiscal years, financial statements were revised).

5.	Disposal of material assets etc. by the Company after the end of the latest fiscal year
Not applicable.

(End)

Attachment

Share Exchange Agreement

Kirin Holdings Company, Limited (located at 2-10-1, Shinkawa, Chuo-ku, Tokyo and hereinafter referred to as “Kirin”) and Mercian Corporation (located at 1-5-8, Kyobashi, Chuo-ku, Tokyo and hereinafter referred to as “Mercian”) hereby enter into this Share Exchange Agreement (this “Agreement”) as follows.

Article 1.             Share Exchange

Kirin and Mercian will effect a share exchange (the “Share Exchange”) in accordance with this Agreement, under which Kirin is the share exchange wholly-owning parent company (kabushiki kokan kanzen oyagaisha) and Mercian is the share exchange wholly-owned subsidiary (kabushiki kokan kanzen kogaisha), and Kirin will acquire all the outstanding shares of Mercian held by holders other than Kirin.

Article 2.             Number of Shares Delivered in Share Exchange and Allotment

1.
Pursuant to the Share Exchange, immediately prior to the effective time of the Share Exchange, Kirin shall deliver common shares of Kirin to each shareholder of Mercian (i.e, shareholders of Mercian, excluding Kirin, after the cancellation of Mercian’s treasury shares under Article 6) in a number equal to the of common shares of Mercian held by such shareholder multiplied by [0.14], in consideration for the shares of Mercian’s common share held by such shareholder.

2.
Kirin shall allot common shares of Kirin to each Mercian shareholder immediately prior to the effective time of the Share Exchange (i.e, shareholders of Mercian, excluding Kirin, after the cancellation of Mercian’s treasury shares under Article 6) at the exchange rate of [0.14] shares of Kirin’s common stock for each share of Mercian’s common stock held by each such shareholder.  If any share of Kirin’s common stock so allotted is a fractional share less than one (1) share, such share shall be treated pursuant to Article 234 of the Company Law.

Article 3.             Matters Regarding Capital and Reserve Amount of Kirin

As a result of the Share Exchange, the amount of capital and reserve of Kirin will increase as follows:

(1)	Capital amount	JPY0
(2)	Capital reserve amount	the minimum amount required to be increased under laws and regulations
(3)	Retained earnings reserve amount	JPY0
Article 4.             Effective Date

The effective date of the Share Exchange (the “Effective Date”) shall be December 1, 2010; provided, however, that the date of the Effective Date may be changed upon discussion and agreement between Kirin and Mercian if such change is necessary as a matter of procedure or for other reasons.

Article 5.             Approval of Share Exchange at General Meeting of Shareholders

1.	Mercian shall convene an extraordinary meeting of shareholders that shall be held prior to the Effective Date (or changed Effective Date, if applicable) at which Mercian shall seek approval for the execution of this Agreement and other matters necessary for the Share Exchange.

2.
Kirin shall implement the Share Exchange without seeking a resolution of approval at a general meeting of shareholders as stipulated in Paragraph 1 of Article 795 of the Corporate Law pursuant to the main provision of Paragraph 3 of Article 796 of Corporate Law; provided, however, that if shareholders holding no less than the number of shares stipulated in Paragraph 4 of Article 796 of the Corporate Law and Article 197 of the Enforcement Ordinance of the Corporate Law notify Kirin of their objection to the Share Exchange, Kirin and Mercian shall determine how to address such objection upon mutual discussion and agreement.

Article 6.             Cancellation of Treasury Shares

Mercian shall cancel treasury shares held by it on a date prior to the allotment and delivery of common shares of Kirin on the Effective Date under Article 2 (with respect to any Mercian shareholders that object to the Share Exchange and demand Mercian to purchase shares held by such shareholders pursuant to Paragraph 1 of Article 785 of the Corporate Law, the time after such purchase and prior to the allotment and delivery of Kirin’s common share under Article 2; hereinafter referred to as the “Record Date”) on the Record Date upon resolution at a meeting of board of directors held prior to the Effective Date.

Article 7.             Management of Corporate Properties

After the date of this Agreement and until the Effective Date, Kirin and Mercian shall manage and operate their respective businesses and properties with the care of a good faith manager, and any action that would materially affect their properties or rights and obligations shall be subject to prior discussion and agreement between Kirin and Mercian.

Article 8.             Change of Terms of Share Exchange; Termination of Agreement

If, after the date of this Agreement and before the Effective Date, (a) the status of the properties or management of either Kirin or Mercian has been materially changed, (b) a situation has occurred that materially affects the implementation of the Share Exchange or (c) the purposes of this Agreement have become difficult to achieve due to an act of God or other reasons, Kirin and Mercian may amend the terms and conditions of the Share Exchange or terminate this Agreement to cancel the Share Exchange upon discussion and agreement between Kirin and Mercian.

Article 9.             Effect of this Agreement

This Agreement shall lose effect if (a) Mercian fails to obtain approval at the extraordinary meeting of shareholders provided under Article 5.1, (b) if the proviso in Section 5.2 is triggered and Kirin subsequently  fails to obtain approval at a general meeting of shareholders under Paragraph 1 of Article 795 of the Corporate Law, (c) either Kirin or Mercian fails to obtain such approvals from competent authorities as required to be obtained in advance for the effect of the Share Exchange under laws and regulations or (d) this Agreement is terminated pursuant to the preceding article.

Article 10.            Discussion

Any matters necessary for the Share Exchange in addition to the matters set forth in this Agreement shall be decided by Kirin and Mercian upon mutual discussion and agreement in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, this Agreement was made in duplicate and, upon signing and sealing, Kirin and Mercian shall retain each one (1) copy.

August 27, 2010

Kirin:

2-10-1, Shinkawa, Chuo-ku, Tokyo
Kirin Holdings Company, Limited
Senji Miyake, President and CEO

Mercian:

1-5-8, Kyobashi, Chuo-ku, Tokyo
Mercian Corporation
Hiroshi Ueki, President and CEO

Business Report
(From January 1, 2009, to December 31, 2009)

1.           Current Condition of the Corporate Group
(1) Business Progress and Results
During the fiscal year under review of Mercian Corporation (the “Company”), which ended December 31, 2009, the Japanese economy saw a difficult business environment with sluggish consumer spending due to a decline in income and deteriorated employment conditions despite partial rallying trends in corporate performance amid the economic setback that has lingered since 2008.
Sales in the Alcoholic Drinks segment in the fiscal year under review declined from the previous fiscal year mainly due to the enhanced shift to low-priced products and sluggish sales in the market for wines for commercial use, both reflecting the enhanced “bargain-hunting” among consumers in response to the economic setback, although sales volume remained steady in the market for wines for home consumption. In the Pharmaceuticals and Chemicals segment, sales rose from the previous fiscal year due to favorable performances of mainstay products such as antibiotics, in addition to new products. Sales in the Feedstuffs segment decreased from the previous fiscal year due to weak demand. Consequently, consolidated net sales in the fiscal year under review decreased on the whole.
Operating income of the wine business increased due to a promotion of “value-focused sales,” adjustment of inventories to appropriate levels and reduction of selling, general and administrative expenses. Similarly, the Pharmaceuticals and Chemicals segment improved its operating income, mainly due to the rise in sales. However, overall operating income declined from the previous fiscal year, reflecting a decrease in sales on alcoholic drinks beside wine and the Feedstuffs segment, in addition to a rise in costs for fish feedsrtuffs. Ordinary income increased from the previous fiscal year mainly due to an increase in equity in earnings of affiliates. Net income decreased from the previous fiscal year after taking into account the gain on sales of noncurrent assets and others under extraordinary income and the loss on valuation of inventories and the loss on retirement of noncurrent assets and others under extraordinary loss.

Consolidated net sales	\83,249 million (a decline of 10.2% year over year)
Consolidated operating income	\564 million (a decline of 15.9% year over year)
Consolidated ordinary income	\883 million (an increase of 50.9% year over year)
Consolidated net income	\28 million (a decline of 82.5% year over year)

Operating results by segment are as follows:

Alcoholic Drinks
In the fiscal year under review, as for the wine market for home consumption, domestic wines with the characteristics of “antioxidant natural,” “organic,” and large-volume, in addition to an imported wines costing less than \800 per bottle in shop prices performed well, supported by the naishoku (eating at home) tendency in Japan. Although the fine quality of “Beaujolais Nouveau” wines attracted public attention, thanks to good weather for ripening and an offering of the use of PET bottles, sales declined from the previous fiscal year due to the enhanced shift to low-priced products. As for the wine market for commercial use, the handling of wines at reasonable price range increased, whereas sales of middle- and high-priced wines continued to remain sluggish.
Sales were favorable for the mainstay “Oishii-Sankaboshizai-Mutenka (Tasty, antioxidant, additive-free) Wine,” “Bon Rouge”, and “Bistro” series of domestic wines, as well as the Chilean “Frontera,” the Californian “Franzia” and other imported daily wine brands, through a collaboration with Kirin Brewery Company, Limited, and Kirin Merchandising Company, Limited. As for Beaujolais Nouveau wines, “PET bottle container having a three layer structure”

possessing as equivalent quality preservation capability as bottles firstly introduced in the fiscal year under review aroused the notice of consumers.
In retailing, we strengthened our efforts in various events to provide customers with opportunities to enjoy tasting wine. This initiative included holding regular events such as the “Rose Wine Promotion in Spring,” the “Day of Drinking Wine with Mother on Mother’s Day,” the “Halloween Event” and the “Marunouchi Champagne Nights.” In July 2009, the “Mercian Grand Tasting” (held in Tokyo and Osaka) attracted one of the most numerous participants as a wine tasting event in Japan and the Company endeavored to boost demand by delivering various kinds of wine-related information. In addition, the Company designated Ms. Moe Oshikiri, a fashion model, as the “Mercian Wine Ambassador” (goodwill ambassador for wine) and linked her activities with campaigns and storefront sales promotions. Thus, along with the delivery of Mercian Wine Ambassador Information on the WINESUKI Web site which was launched in October 2009, the Company tried to broaden the base of wine consumption. In the overall wine business, sales decreased from the previous fiscal year, reflecting the lowering of price and the difficulties of achieving sales volume in middle- and high-priced wines, although the sales volume of daily wine brands exceeded the previous year’s levels for both domestic and imported wines.
The market for processing liquors continued to experience a difficult environment primarily due to the sluggish restaurant industry which was affected by the rising trend of eating at home, despite slight signs of recovery. As for the processing liquor business of the corporate group of the Company (the “Group”), sales of mainstay products such as mirin, fermented cooking condiments and processing wine suffered from the aforementioned market trend. In the market for alcohol formulations, as demand for the alcohol based sanitation product increased, sales were favorable due to the launch of a “A Quick PRO,” a new product with a breakthrough effect against norovirus. Nevertheless, overall sales of processing liquors decreased from the previous fiscal year.
In the alcohol business, sales of industrial alcohol were favorable mainly for the application of alcohol formulations whereas sales of brewing alcohol used for low-alcohol drinks have had decreased, affected by the economic setback. Consequently, overall sales of the alcohol business decreased from the previous fiscal year.
Sales of shochu and domestic whiskeys, of which production is entrusted by Kirin Brewery Company, Limited, decreased from the previous fiscal year.
As a result, net sales of the Alcoholic Drinks segment in decreased 11.5% year over year to \59,626 million. However, operating income of this segment improved \188 million to \183 million, due to the improved earnings structure of the wine business.

Pharmaceuticals and Chemicals
Sales of antibiotics, which were favorable throughout the fiscal year under review, and those of new intermediates for pharmaceuticals contributed significantly to higher sales compared with the previous fiscal year in this segment. Although sales of solvents declined sharply due to decreased demand resulting from the economic setback, overall sales of the Pharmaceuticals and Chemicals segment increased year over year.
As a result, net sales of the Pharmaceuticals and Chemicals segment increased 6.9% year over year to \7,427 million. Operating income of this segment increased \147 million to \773 million.

Feedstuffs
In livestock business, the Company integrated functions of the livestock feed business to its subsidiary Mercian Feed Corporation in September 2009 to build solid business foundation through improved quality assurance and the provision of high-quality products. Sales of supplements as value-added products were robust during the year under review although overall sales decreased from the previous fiscal year due to fallen prices of feed mixture which are linked to the prices of raw materials. In fish feedstuffs business, affected by a decline in sales of a value-added product of “Soft EP,” reflecting customers’ orientation to lower-priced products, and weak sales performance at fish farming subsidiaries, overall sales of fish feedstuffs decreased from the previous fiscal year although sales of fish feed performed well.
As a result, net sales of the Feedstuffs segment decreased 11.7% year over year to \14,751 million. Operating income of this segment deteriorated by \419 million, recording an operating loss of \315 million.

Others
Net sales of the Others segment decreased 13.6% year over year to \1,443 million. The operating loss for this segment deteriorated by \21 million to \76 million, compared with the previous fiscal year.

Consolidated net sales by business segment of the Group
Business segment	Net sales (Millions of yen)	Year-over-year change (%)	Operating income (Millions of yen)	Year-over-year change (%)
Alcoholic Drinks	59,626	(11.5)	183	—
Pharmaceuticals and Chemicals	7,427	6.9	773	23.6
Feedstuffs	14,751	(11.7)	(315)	—
Others	1,443	(13.6)	(76)	—
Total	83,249	(10.2)	564	(15.9)

(2) Financing and Other Conditions
1) Financing
Nothing noteworthy

2) Capital Expenditures
During the fiscal year under review, capital expenditures of the Group totaled \2,658 million including the major projects described below.
a. Major facilities completed during the fiscal year under review
Alcoholic Drinks segment:
Outdoor raw wine transport lines at the Nikko Plant of the Company
Liquor tank facility at the Fujisawa Plant of the Company
Restructuring of the Katsunuma Winery of the Company
Pharmaceuticals and Chemicals segment:
Thermal-storage combustion equipment at the Yatsushiro Plant of the Company
Groupwide:
Opening of the “WINESUKI” Web site
b. Ongoing new installation or extension of major facilities during the fiscal year under review
Alcoholic Drinks segment:
Restructuring of the Katsunuma Winery of the Company
c. Sale, removal or extinguishment of significant noncurrent assets conducted during the fiscal year under review
Alcoholic Drinks segment:
Removal of the outdated facilities at the Fujisawa Plant of the Company
Sale of the plant site of the former Nagareyama Plant (the Company)
Feedstuffs segment:
Removal of the outdated facilities at the Yatsushiro Plant of the Company

(3) Financial and Income Conditions for the Fiscal Year under Review and the Three Preceding Terms
Year ended December 31	2006 (90th)	2007 (91st)	2008 (92nd)	2009 (93rd: Fiscal Year under Review)
Net sales (Millions of yen)	99,587	103,329	92,743	83,249
Net income (Millions of yen)	1,860	483	162	28
Net income per share (Yen)	13.96	3.63	1.22	0.21
Total assets (Millions of yen)	95,418	89,129	82,227	77,270
Net assets (Millions of yen)	48,887	48,618	46,600	45,954
Net assets per share (Yen)	364.63	362.65	347.34	342.50

Note:	Net income per share is calculated based on the average of the total number of shares issued during each fiscal year.

(4) Issues to Be Addressed
As Kirin Group’s 2010–2012 Medium-Term Business Plan which stand as a second stage to realize the Kirin Group Vision 2015 (KV2015), the Kirin Group’s Long-Term Business Framework until 2015, targets promoting “qualitative expansion” with dramatic improvement in profit-making capability and realizing powerful growth by enhancing support on rediscovery of pleasures in eating and maintaining good health, the Company will play a roles in its promotion and realization.
For the wine business, under the business philosophy of “Solid tasting that promises upgraded, blissful moments,” we aim to raise the Mercian brand and increase the number of wine amateurs by practicing “value-focused sales” which customers’ point of view is regarded as important. We also endeavor to establish foundations of lean and low-cost business operations.
In the field of alcohol and processing liquor businesses, we will further strengthen the revenue basis while fully demonstrating our engineering and product development capabilities, along with capabilities to propose the suitable products, which we have nurtured up to now. The Board of Directors meeting held on October 26, 2009, determined i) that the Company enter into a master agreement with KYOWA HAKKO BIO CO., LTD., according to which both companies will integrate their alcohol business by July 1, 2010, and newly establish a joint venture named Daiichi Alcohol Company, Limited and ii) that the Company enter into a master agreement with Kirin Kyowa Foods Company, Limited, according to which the Company will transfer and integrate its processing liquor business to the other party.
As for Pharmaceuticals and Chemicals in addition to Fish Feedstuffs businesses, we will strive to increase our corporate value by promoting stable business operations.
Furthermore, to realize the management policies, our business operations will be based on developing a sense of appreciation, an origin of the name of the Company, and company-wide organizational climate as well as fortifying management capabilities via the complete practice of the Plan-Do-Check-Act (PDCA) cycle; and enhancing corporate social responsibility (CSR) including the prioritization of qualities, conservation of environment and observance of compliance. We at the Company will incessantly review and renovate these basics at all times.
We look forward to your continued support and the encouragement of our shareholders.

(5) Principal Businesses (as of December 31, 2009)

Business segment	Main products
Alcoholic Drinks	Wines, brewing alcohol synthetic sake, shochu, mirin, condiments, spirits and liqueurs
Pharmaceuticals and Chemicals	Medicinal chemicals, agricultural chemicals, veterinary drugs and fermented products and solvents
Feedstuffs	Feed mixture, treacle feeds, fish feeds and fish farming
Others
Real estate and facilities rental, disinfection and facility sterilization services for pharmaceutical production and experimentation facilities, environmental inspection service, museum administration and cargo service

(6) Principal Offices and Plants and Employees (As of December 31, 2009)
1) Principal Offices and Plants of the Company
Name	Location	Name	Location
Head Office	Chuo-ku, Tokyo	Fujisawa Plant	Fujisawa-shi
Eastern Sales Headquarters	Chuo-ku, Tokyo	Mercian Winery Katsunuma	Koshu-shi
National Off-Premise Sales Headquarters	Chuo-ku, Tokyo	Iwata Plant	Iwata-shi
Processing Liquors Business Headquarters	Minato-ku, Tokyo	Uwajima Plant	Uwajima-shi
Western Sales Headquarters	Osaka-shi	Yatsushiro Factory	Yatsushiro-shi
Nikko Plant	Nikko-shi

2) Principal Offices and Plants of Subsidiaries
Markham Vineyards	State of California, the United States of America
Mercian Feed Corporation	Tomakomai-shi, Hokkaido

3) Enployees
a. Enployes of the Group

Business Segment	Number of Employees	Increase/ Decrease from the Previous Fiscal Year-End
Alcoholic Drinks	730	32
Pharmaceuticals and Chemicals	125	4
Feedstuffs	86	(8)
Others	178	(62)
Groupwide	91	(1)
Total	1,210	(35)
Note: The number of employees presented above excludes employees on loan (109 persons) from the Group to any companies outside the Group and includes those (12 persons) from outside the Group assigned to any of the Group companies.
The number of employees does not include temporary employees (197 persons).

b. Employees of the Company
Number of Employees		Increase/ Decrease from the Previous Fiscal Year-End	Average Age	Average Years of Service
Men	711	(2)	41.5 years	17.2 years
Women	142	6	38.3 years	15.0 years

Total / Average	853	4	41.0 years	16.9 years
Note: The number of employees presented above excludes employees on loan (195 persons) from the Company to any companies outside the Company and includes those (20 persons) from outside the Company assigned to the Company.
The number of employees does not include temporary employees (172 persons).

(7) Significant Parent Company and Subsidiaries (As of December 31, 2009)
1) Relationship with Parent Company
The parent company of the Company is Kirin Holdings Company, Limited. The parent company holds 67 millions of shares of the Company, which represents 50.82% of the total voting rights in the Company.

2) Siginificant Subsidiaries
Company Name	Capital Stock (millions of yen)	Share of Voting Rights	Principal Businesses
Markham Vineyards	$1,389,600	100%	Manufacturing and sales of alcoholic beverages
Château Reyesson	€4,985,083	100%	Manufacturing and sales of alcoholic beverages
Sanō Corporation	113	100%	Real estate business
Mercian Cleantec Corporation	100	100%	Disinfection and facility sanitation business
MERCOM CORPORATION	50	100%	Sales of alcoholic beverages
Mercian Feed Corporation	50	100%	Manufacturing and sales of feedstuffs
Mertech Service Co., Ltd.	10	100%	Cargo service
Mercian Karuizawa Museum of Art	30	86%	Museum administration
Mercian Chemical Corporation	92	59%	Sales of chemicals
Sanraku Finechem Incorporated	50	55%	Production and sales of chemicals
Nippon Liquor Ltd.	325	51%	Import and sale of overseas wines in Japan
Nanki Kushimoto Fisheries Corporation	30	50%	Production and sales of cultured fish

(8) Principal Creditors and Amount of Borrowings (As of December 31, 2009)
Creditors	Balance of Borrowings (Millions of yen)
Mizuho Corporate Bank, Ltd.	4,970
Mitsubishi UFJ Trust and Banking Corporation	2,128
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1,768
The Higo Bank, Ltd.	844
THE TOCHIGI BANK, LTD.	500
The Norinchukin Bank	300

2. Shares of the Company (as of December 31, 2009)
(1) Total Number of Shares Authorized to be Issued	488,419,000 shares

(2) Total Number of Shares Issued	133,689,303 shares

(3) Number of Shareholders	17,603
(Increased by 347 from the end of the previous fiscal year)

(4) Principal Shareholder (10 Largest Shareholders)

Name of Shareholder	Number of Shares held (thousand shares)	Shareholding Ratio (%)
Kirin Holdings Company, Limited.	67,000	50.31
The Master Trust Bank of Japan, Ltd. (Trust Account)	7,897	5.93
Japan Trustee Service Bank, Ltd. (Trust Account)	3,397	2.55
CBNY DFA INTERNATIONAL CAP VALUE PORTFOLIO	3,153	2.37
Tadao Suzuki	900	0.68
The Dai-ichi Mutual Life Insurance Company	857	0.64
Meiji Yasuda Life Insurance Company	742	0.56
The Employee Stock Ownership Association of Mercian	741	0.56
The Nomura Trust & Banking Co., Ltd. (Investment Trust Account)	688	0.52
Japan Trustee Service Bank, Ltd. (Trust Account 1)	682	0.51

Note:	Shareholding ratio is calculated after excluding numbers of shares of treasury stock (525,222 shares)

3. Directors and Statutory Auditors
(1) Directors and Statutory Auditors (as of December 31, 2009)
Post	Name	Responsibilities and Significant Positions Concurrently Held
Director, President and Chief Executive Officer*	Hiroshi Ueki	Audit, Wine Business Headquarters, Director of Kirin Brewery Company
Director and Executive Managing Director*	Shunsuke Sejima	Personnel and General Affairs, CSR Management & Corporate Communication Department, Processing Liquors Business Headquarters, Compliance, Quality Assurance Chief
Director and Corporate Senior Vice President	Jun Ono	Production & SCM Headquarters
Director and Corporate Senior Vice President	Hiroshi Tsunekawa	Pharmaceuticals & Chemicals Division
Director and Corporate Senior Vice President	Masumi Nakamura	Corporate Strategy Department, Finance Department, Fish Feedstuffs Division
Director and Adviser	Yuji Okabe
Director	Takeo Shiina	Senior Adviser to the Board of IBM Japan Ltd. Outside Director of HOYA CORPORATION
Director	Koichi Matsuzawa	Representative Director of Kirin Brewery Company Outside Director of Kirin Beverage Company, Limited
Full-time Statutory Auditor	Koki Kiyoshima
Statutory Auditor	Tohru Nakajima	Lawyer Outside Director of Sony Bank Incorporated
Statutory Auditor	Hitoshi Oshima	Full-time Statutory Auditor of Kirin Holdings Company, Limited Outside Statutory Auditor of Kirin Brewery Company

Notes:	1.	Directors with asterisk are Representative Directors.
	2.	Hiroshi Tsunekawa, Masumi Nakamura and Koichi Matsuzawa were newly appointed as Director at the 92th Annual General Meeting of Shareholders held on March 24, 2009 and assumed office.
3.
Hitoshi Maeda, Yasuteru Sakamoto and Senji Miyake retired from Representative Director and Executive Managing Director, Director and Corporate Senior Vice President and Director, respectively, at the conclusion of the 92th Annual General Meeting of Shareholders held on March 24, 2009.

	4.	Directors Takeo Shiina and Tohru Nakajima are Outside Directors.
	5.	Statutory Auditors Tohru Nakajima and Hitoshi Oshima are Outside Statutory Auditors.

(2) Total Amounts of Remuneration, etc., Paid to Directors and Statutory Auditors
Category	Number of Persons	Amount Paid (Millions of yen)	Note
Director	9	163	Note1, 3
(Outside Director thereof)	(1)	(9)
Statutory Auditor	2	23	Note2, 3

(Outside Statutory Auditor thereof)	(1)		(8)
Total	11	(2)	186	(17)

Notes:	1.	The maximum monthly remuneration for Directors is ¥19 million, as resolved at the Annual General Meeting of Shareholders held on March 29, 2001.
	2.	The maximum monthly remuneration for Statutory Auditors is ¥4 million, as resolved at the Annual General Meeting of Shareholders held on March 30, 1994.
	3.	Number of Directors and Statutory Auditors as of the end of the fiscal year under review is eight and three, respectively.

(3) Outside Directors and Outside Statutory Auditors
1) Significant Positions Concurrently Held in Other Companies, etc. and Relationship between the Company and Said Companies, etc.
- Director Takeo Shiina is Senior Adviser to the Board of IBM Japan Ltd. and Outside Director of HOYA CORPORATION.

- Director Koichi Matsuzawa is Representative Director of Kirin Brewery Company and Outside Director of Kirin Brewery Company. The Company has transactions with Kirin Brewery Company regarding contract manufacturing.

- Statutory Auditor Tohru Nakajima is Outside Director of Sony Bank Incorporated.

- Statutory Auditor Hitoshi Oshima is Full-time Statutory Auditor of Kirin Holdings Company, Limited and Outside Statutory Auditor of Kirin Brewery Company. Kirin Holdings Company, Limited is the parent company of the Company. The Company has transactions with Kirin Brewery Company regarding contract manufacturing.

2) Principal Activities in the Fiscal Year under Review
- Director Takeo Shiina
Mr. Shiina attended 12 out of 14 meetings of the Board of Directors held during the fiscal year under review. He offered comments from diversified viewpoints through his abundant experience and knowledge obtained mainly as corporate executive.
- Director Koichi Matsuzawa
Mr. Matsuzawa attended 10 out of 11 meetings of the Board of Directors after his assuming office on March 24, 2009. He is Representative Director of Kirin Brewery Company, with which the Company has transactions, and offered comments based on his experience and knowledge obtained as corporate executive.
- Statutory Auditor Tohru Nakajima
Mr. Nakajima attended 13 out of 14 meetings of the Board of Directors and 10 out of 11 meetings of the Board of Statutory Auditors held during the fiscal year under review. He offered comments from professional knowledge mainly as lawyer.
- Statutory Auditor Hitoshi Oshima
Mr. Oshima attended 11 out of 14 meetings of the Board of Directors and all 11 meetings of the Board of Statutory Auditors held during the fiscal year under review. He is Full-time Statutory Auditor of Kirin Holdings Company, Limited, which is the parent company of the Company, and offered comments based on his experience and knowledge obtained as the post stated above.

3) Outline of Liability Limitation Agreement
The Company has concluded an agreement with each Outside Directors and Outside Statutory Auditors which limits the amount of liability for damages set forth in Paragraph 1 of Article 423 of the Japanese Corporate Law, under the provision of Paragraph 1 of Article 427 thereof. The amount is limited within the sum of the amounts set forth in each item of Paragraph 1 of Article 425 of Said Law.

4) Amount of Remuneration, etc. for Directors and Statutory Auditors, received from the Parent Company of the Company or Any Subsidiaries of the Parent Company (excluding the Company)
The amount of remuneration, etc., that Outside Directors and Statutory Auditors received from the parent company of the Company or any subsidiaries of the parent company (excluding the Company) in the fiscal year under review as positions mentioned above was \96 million.

4.           Independent Auditor
(1) Name                                  Deloitte Touche Tohmatsu LLC

(2) Amount of Remuneration, etc.
Amount of Remuneration
Amount of remuneration, etc. for the fiscal year under review, paid to the independent auditor, for its services as an accounting auditor	42 million yen
Total amount of cash or other proprietary interest to be paid by the Company and its subsidiaries to the independent auditor	48 million yen

Note:
The audit contract between the Company and the independent auditor does not and practically cannot separate the amount of remueration for the audit under the Japanese Corpotrate Law from the amount of remunerarion for the audit under the Financial Instruments and Exchange Act of Japan. Therefore, the amount of remunerarion, etc. for the fiscal year under review indicates the total of these amounts.

(3) Non-audit Services
In addition to the audit service under Paragraph 1 of Artice 2 of Japanese Certified Public Accountant Act, the Company is seeking guidance and advice concerning the upgrading, administration and verification of internal controls relative to financial reporting to the independent auditors and pays compensation thereof.

(4) Policy on Decisions Concerning Dismissal or Non-reappointment of the Independent Auditors
If the Board of Directors judges it necessary to do so, including the case where interference in independent auditors’ duties exists,, the Board of Directors shall, with the consent of or upon a request by the Board of Statutory Auditors which is as described below, submit a proposal for the dismissal or non-reappointment of the independent auditors to the Company’s shareholders’ meeting.
If the Board of Statutory Auditors judges it necessary to do so, including the case where interference in independent auditors’s duties exists, the Board of Statutory Auditors shall request the Board of Directors to submit a proposal for the dismissal or non-reappointment of the independent auditors to the Company’s shareholders’ meeting.
In addition, the Board of Statutory Auditors shall, upon consent of all the Statutory Auditors, dismiss the independent auditors if it determines any act or circumstance of the independent auditors falling under any of the items set forth in Paragraph 1 of Article 340 of the Japanese Corporate Law, having been taken place. In this case, a Statutory Auditor designated by the Board of Statutory Auditors shall report the fact of and reason for the dismissal at the first shareholders’ meeting to be convened after such a dismissal.

5. Systems to Ensure the Propriety of Business Operations
The outline of the decisions on the systems to ensure the propriety of business operations of the Company, including ones to ensure that the execution of duties of the Directors is in compliance with the laws and regulations in addition to the Articles of Incorporation to ensure the propriety of business operations of the Company is as follows:

(1) System to Ensure that the Execution of Duties of the Directors and Employees is in Compliance with the Laws and Regulations in Addition to the Articles of Incorporation
The Company and its subsidiaries shall thoroughly disseminate an awareness of compliance by presenting the code of conduct which based on the Kirin Group Guidelines and formulate an internal whistle-blowing system (Corporate Ethics Hot Line) to establish a sound compliance system. Moreover, to upgrade to a more appropriate compliance system, the Company and its subsidiaries shall conduct education and training. Furthermore, the Company and its subsidiaries shall establish their own internal control reporting system with the aim of ensuring the reliability of financial reporting and the effective and efficient operation and evaluation thereof.

(2) System to Keep and Manage Information Pertaining to the Execution of Duties by the Directors
The Company shall streamline the system to appropriately keep and manage information, such as documents, in accordance with the laws and regulations in addition to the internal rules (Document Rules and Information Handling Rules). The Company shall also manage personal information in compliance with the Personal Information Handling Guideline, which is internal basic guideline.

(3) System which Include Rules for the Management of Loss Risk
The Company and its subsidiaries shall streamline the systems to collectively and comprehensively manage Groupwide risks in compliance with the Mercian Group Risk Management Rules. The Risk Management Committee shall know the improvement status of the risk management system, of which information is reported on a timely basis, and take appropriate measures to establish an optimal risk management system. Meanwhile, the auditing department which in charge of internal audits shall periodically audit the risk management status at each responsible department and report the audit results to the Board of Directors.

(4) System to Ensure Efficient Execution of Duties by the Directors
To ensure the efficient execution of Directors’ duties, temporary meeting of the Board of Directors shall be held accordingly when necessary, besides periodically held meetings. Furthermore, the Managerial Strategic Council, composed of internal directors, shall be held periodically. Companywide execution policies shall be set, and important matters deliberated and approved thereby for further efficiency improvement of business executions.
As for the business execution under the decisions of the Board of Directors, the responsible person(s), the scope of execution and the details of execution procedures shall be determined, respectively, in the internal rules (Executive Officers Rule, Rule on Organization and Delegation of Authorities, and Rule on Authorities and Ringi (Authorization) Procedures).

(5) System to Ensure Appropriate Business Execution at the Parent Company and within the Group
To ensure the propriety of business execution at the Company and its subsidiaries, the Mercian Group Corporate Management Rules, which set forth basic policies on the business administration of the Group, shall be streamlined and various measures to raise the effectiveness of internal controls at respective subsidiaries shall be taken, in addition to the provision of timely plus appropriate guidance and support to its subsidiaries. The auditing department of the Company shall periodically audit each of all the subsidiaries and report the audit results to the Board of Directors.

(6) System Regarding the Employee(s) in Case of Statutory Auditors’ Request to Employ Auxiliary employee(s) who shall Help Carrying out of their Duties, as well as the Independence of Such Employee(s) from the Directors
The Company and its subsidiaries shall streamline the system to assist the execution of Statutory Auditors’ duties. In the case where a Statutory Auditor requests an employee(s) or outside expert(s) to help him/her carry out his/her duties, the Company and its subsidiaries shall quickly cooperate with him/her.

(7) System for Reporting by Directors and Employees to Statutory Auditors, Other Systems for Reporting to Statutory Auditors, and the System for Ensuring Effectiveness in Auditing of the Statutory Auditors
The systems, which are necessary in order to immediately reporting not only legally specified matters but also matters with significant companywide effects (either the Company itself, or the  subsidiaries along with the Company ) and the status of executed internal audits, shall be streamlined. In addition, as a framework to ensure effective audits by the Statutory Auditors, attendance at the Managerial Strategic Council and access to important corporate information by the Statutory Auditors shall be guaranteed.

Remark: The amounts and the number of shares presented in this Business Report less than the unit are rounded down.

Consolidated Balance Sheets
(As of December 31, 2009)
(Millions of yen)
ASSETS		LIABILITIES
Item	Amount	Item	Amount
Current assets	50,626	Current liabilities	26,283
Cash and deposits	8,687	Notes and accounts payable-trade	5,790
Notes and accounts receivable-trade	21,739	Short-term loans payable	7,414
Short-term investment securities	8	Current portion of long-term loans payable	2,033
Merchandise and finished goods	12,692	Accounts payable-other	6,562
Work in process	533	Accrued expenses	925
Raw materials and supplies	3,791	Income taxes payable	277
Deferred tax assets	823	Deposits received	2,220
Other	2,368	Provision for bonuses	378
Allowance for doubtful accounts	(16)	Other	680
Noncurrent assets	26,643	Noncurrent liabilities	5,032
Property, plant and equipment	19,467	Long-term loans payable	3,027
Buildings and structures	9,313	Deferred tax liabilities	1,672
Machinery, equipment and vehicles	7,567	Provision for retirement benefits	154
Land	1,507	Other	177
Construction in progress	409	Total liabilities	31,315
Other	669	NET ASSETS
Intangible Assets	1,258	Shareholders’ equity	46,431
Investments and other assets	5,917	Capital stock	20,972
Investment securities	2,824	Capital surplus	16,830
Prepaid pension cost	950	Retained earnings	8,785
Deferred tax assets	24	Treasury stock	(157)
Other	2,303	Valuation and translation adjustments	(843)
Allowance for doubtful accounts	(186)	Valuation difference on available-for-sale securities	(62)
		Deferred gains or losses on hedges	32
		Foreign currency translation adjustment	(813)
		Minority interests	366
		Total net assets	45,954
Total assets	77,270	Total liabilities and net assets	77,270
Note: Figures less than one million yen are truncated.

Consolidated Statements of Income
(From January 1, 2009 to December 31, 2009)
(Millions of yen)
Item	Amount
Net sales		83,249
Cost of sales		61,909
Gross profit		21,339
Selling, general and administrative expenses		20,775
Operating income		564
Non-operating income
Interest income	10
Dividends income	51
Equity in earnings of affiliates	370
Subsidy income	30
Other	132	595
Non-operating expenses
Interest expense	239
Foreign exchange losses	3
Other	33	276
Ordinary income		883
Extraordinary income
Gain on sales of noncurrent assets	1,368
Gain on sales of investment securities	277
Other	24	1,670
Extraordinary loss
Loss on prior period adjustment	226
Loss on sales of noncurrent assets	26
Loss on retirement of noncurrent assets	664
Loss on valuation of investment securities	26
Loss on valuation of inventories	794
Other	348	2,087
Income before income taxes		467
Income taxes-current	326
Income taxes-deferred	94	421
Minority interests in income		17
Net income		28
Note: Figures less than one million yen are truncated.

Consolidated Statements of Changes in Shareholders’ Equity

(From January 1, 2009 to December 31, 2009)
(Millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance at December 31, 2008	20,972	16,831	9,422	(148)	47,079
Changes during the fiscal year
Dividends from surplus	―	―	(666)	―	(666)
Net income	―	―	28	―	28
Purchase of treasury stock	―	―	―	(11)	(11)
Disposal of treasury stock	―	(0)	―	2	2
Net changes in items other than shareholders’ equity	―	―	―	―	―
Total changes during the fiscal year	―	(0)	(637)	(8)	(647)
Balance at December 31, 2009	20,972	16,830	8,785	(157)	46,431

	Valuation and translation adjustments				Minority interests	Total net assets
	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Foreign currency translation adjustment	Total valuation and translation adjustments
Balance at December 31, 2008	86	(3)	(910)	(827)	348	46,460
Changes during the fiscal year
Dividends from surplus	―	―	―	―	―	(666)
Net income	―	―	―	―	―	28
Purchase of treasury stock	―	―	―	―	―	(11)
Disposal of treasury stock	―	―	―	―	―	2
Net changes in items other than shareholders’ equity	(149)	35	97	(15)	17	1
Total changes during the fiscal year	(149)	35	97	(15)	17	(645)
Balance at December 31, 2009	(62)	32	(813)	(843)	366	45,954
Note: Figures less than one million yen are truncated.

Notes to the Consolidated Financial Statements

(Notes Regarding the Basis of Preparation of Consolidated Financial Statements)
1. Scope of Consolidation
(1)     Consolidated Subsidiaries
- Number of consolidated subsidiaries	12
- Names of principal consolidated subsidiaries	Mercian Feed Corporation Mercian Cleantec Corporation
Markham Vineyards
Château Reyesson
Mercian Karuizawa Museum of Art
Nippon Liquor Ltd.

(2)     Non-consolidated Subsidiaries
- Names of principal non-consolidated subsidiaries	Mercian Salon Corporation
- Reason for exclusion from accounting consolidation
These non-consolidated subsidiaries were excluded from the scope of accounting consolidation because their respective sums of total assets, net sales, net income (loss) (corresponding to the equity held by the Company) and retained earnings (corresponding to the equity held by the Company) had no significant impact on the amount of each corresponding item, respectively, of the consolidated financial statements of the consolidated companies.

2. Application of the Equity Method
(1)      Non-consolidated Subsidiaries and Affiliates to which the Equity Method was Applied
- Number of non-consolidated subsidiaries and affiliates to which the equity method was applied	Two
- Names of affiliates to which the equity method was applied	Japan Synthetic Alcohol Co., Ltd. Shenzhen Main Luck Pharmaceuticals Inc.

(2)      Non-consolidated Subsidiaries and Affiliates to which the Equity Method was not Applied
- Non-consolidated subsidiaries to which the equity method was not applied	Mercian Salon Corporation and other three companies
- Affiliates to which the equity method was not applied	SUN BIO Co., Ltd. and other four companies
- Reason for non-application of the equity method
These companies to which the equity method was not applied were excluded from the scope of its application because they had slight impact on the amounts of net income (loss) and retained earnings, etc., and had no significance within the Group.

BUDOU LABO Co., Ltd. was excluded from the affiliates to which the equity method was not applied because all of its shares held by the Company were sold as of October 30, 2009.

(3)	Procedures of Application of the Equity Method
The financial statements of the subsidiaries and affiliates to which the equity method was applied were used in the case that the closing date of the accounting period of the company concerned differed from that for the consolidated financial statements.

3. Accounting Periods of Consolidated Subsidiaries, etc.

- The closing date of Château Reyesson, one of the consolidated subsidiaries, is October 31. In preparing the consolidated financial statements, the financial statements of that company as of that date were used with necessary adjustments provided for consolidation purposes with regard to material transactions between that closing date and the closing date for the Group.

- The closing date of Nippon Liquor Ltd. is March 31. In preparing the consolidated financial statements, the financial statements of that company as of December 31, which were provisionally prepared, were used.

- The closing dates of the other consolidated subsidiaries coincide with that for the Group.
4. Accounting Treatment Policies
(1)	Valuation Standards and Methods for Material Assets
1)	Securities Other securities
- Securities with market values
Stated at fair market value based on the quoted market price, etc., as of the closing date
(Valuation gains and losses were reported directly as a component of net assets. The cost of securities sold was determined by the moving-average method.)

	- Securities without market values	Stated by the cost, determined by the moving-average method
2)	Derivatives	Stated at fair market value
3)	Inventories
	Finished goods, merchandise, work in process, raw materials and supplies	Stated by the cost, determined by the moving-average method (The amounts posted in the Balance Sheets were calculated by writing down the book value due to deterioration in profitability.)

(2)	Depreciation Methods for Material Depreciable Assets
1)	Property, plant and equipment (excluding lease assets)
Declining-balance method at fixed rates
However, the straight-line method was applied for buildings (excluding building fixtures) acquired on or after April 1, 1998.
The number of years of the useful lives of material property, plant and equipment is as follows.
Buildings and structures:                  10 to 45 years
Machinery, equipment and vehicles:  4 to 10 years
(Additional information)
The number of years of the useful lives of machinery and equipment of the Company and the domestic consolidated subsidiaries was reviewed upon amendment in the Corporation Tax Act Japan, and was changed based on Said Act after amendment from the fiscal year under review. As a result, operating income, ordinary income and income before income taxes decreased 125 million yen, respectively.
2)	Intangible assets	Straight-line method Software used in-house was depreciated over its estimated useful life (within five years) by the straight-line method.
3)	Lease assets
Lease assets related to finance lease transactions that do not transfer ownership were depreciated using the straight-line method with estimated useful lives equal to lease terms, and zero residual values.
Finance lease transactions that do not transfer ownership and began prior to December 31, 2008 were calculated by a method similar to that for ordinary lease transactions.

(3)	Accounting Standards for Significant Allowances and Provisions
1)	Allowance for doubtful accounts
To provide for possible losses from uncollectible receivables, irrecoverable amounts were estimated and accounted for. The estimates were calculated based on historical loan-loss ratios for general receivables, and on a consideration of feasibly recoverable amounts in individual cases of suspected bad debt or other specific dubious accounts.

2)	Provision for bonuses
To provide for the payment of bonuses to employees, the amount was accounted for as a portion which should be accrued for the fiscal year under review of the estimated payments of bonuses in the future.

3)	Provision for directors' bonuses	To provide for the payment of directors' bonuses, the amount was accounted for as a portion which should be accrued for the fiscal year under review of the estimated payments of bonuses in the future.
4)	Provision for retirement benefits
To provide for the payment of retirement benefits to employees, the amount was accounted for based on the estimated amounts of retirement benefit obligations and the fair value of the pension plan assets at the end of the fiscal year under review.
Prior service cost was amortized by the straight-line method over a period equaling the average remaining service period of employees (10 years) expected to receive pension benefits as of the end of the fiscal year under review. Actuarial differences were amortized by a straight-line basis from the following fiscal year over a period equaling the average remaining service period (10 years) of employees expected to receive pension benefits as of the end of the fiscal year under review.

(4)	Other Significant Matters in Preparing the Consolidated Financial Statements
1)	Significant methods for hedge accounting
Methods for hedge accounting
Deferred hedge accounting was used.
Designation (“furiate-shori”) was applied for forward foreign exchange contracts that met the requirements for designation, and special treatment (“tokurei-shori”) was applied for interest rate swaps that met the conditions for special treatment.

Hedging instruments and hedged items
	- Hedging instruments	Derivative transactions (Interest rate swaps, forward foreign exchange)
	- Hedged items	Where market fluctuations could result in a loss, and market fluctuations were not reflected in the valuation or to avoid fluctuations in fixed cash flows
Hedging policy
The Company enters into derivative transactions based on internal regulations, to avoid risks associated with market price fluctuations or cash flow fluctuations for currency and interest rate transactions. The Company did not enter into derivative transactions for speculative purposes.

Hedging evaluation
In principle, the effectiveness of hedges is determined by comparing market price fluctuations and cash flow fluctuations of the hedged instrument with market price fluctuations and cash flow fluctuations of the hedging instrument during the period from the time the hedge begins until the time of determination of its effectiveness, and the determination is based on the difference between those amounts.

2)	Accounting treatment of consumption tax, etc.	Transactions were accounted for at amounts exclusive of the consumption tax.

5. Valuation of Assets and Liabilities of Consolidated Subsidiaries
The assets and liabilities of consolidated subsidiaries were fully valued at their market value.

6. Amortization Methods for Goodwill and Periods thereof
Goodwill was amortized by an appropriate method for an appropriate period based on the actual condition of each consolidated subsidiary.

7. Change in Basis of Preparation of Consolidated Financial Statements
(1)	Application of Accounting Standard for the Measurement of Inventories
Although the Company had previously accounted for inventories held for regular sales purposes by the cost, determined by the moving -average method, from the fiscal year under review, it has adopted the Accounting Standard for the Measurement of Inventories (ASBJ Statement No. 9, issued on July 5, 2006), thereby inventories held for regular sales were primarily calculated by the cost, determined by the moving-average method (The amounts posted in the Balance Sheets were calculated by writing down the book value due to deterioration in profitability).

The ¥794 million difference due to this change, which had been included in opening inventories assuming that the Accounting Standard stated above had also been applied to those inventories, was accounted for as loss on valuation of inventories of extraordinary loss.
Due to this change, the amounts which had previously been accounted for as loss on disposal of inventories were accounted for as cost of sales.
As a result, gross profit increased ¥154 million and operating income and ordinary income increased \276 million yen each. Income before income taxes decreased ¥518 million.

(2)	Application of Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements
From the fiscal year under review, the Company has adopted the Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements (ASBJ PITF No. 18, issued on May 17, 2006) with necessary revisions for consolidated financial settlement.
This change had no significant impact on consolidated income or loss.

(3)	Application of Accounting Standard for Lease Transactions
Although the Company had accounted for its finance lease transactions that do not transfer ownership previously by a method similar to the that for lease transactions, from the fiscal year under review, the Company has adopted the Accounting Standard for Lease Transactions (ASBJ Statement No. 13 (June 17, 1993 (Business Accounting Council, First Subcommittee), revised March 30, 2007)) and the Implementation Guidance on the Accounting Standard for Lease Transactions (ASBJ Guidance No. 16 (January 18, 1994 (Japanese Institute of Certified Public Accountants, Accounting System Committee), revised March 30, 2007)), thereby applying the same accounting treatment for lease transactions as that for regular purchase/sale transactions. Lease assets related to finance lease transactions that do not transfer ownership were depreciated using the straight-line method with estimated useful lives equal to lease terms, and zero residual values.
This change had no significant impact on consolidated income or loss.
Finance lease transactions that do not transfer ownership and began prior to the fiscal year when the Accounting Standard stated above was first applied were calculated by a method similar to that for ordinary lease transactions.

8. Change in Representation Method
Consolidated Financial Statements
“Inventories” in the financial statements for the previous fiscal year have been segmented into “Merchandise and finished goods,” “Work in process” and “Raw materials and supplies.”
The amounts for “Merchandise and finished goods, “Work in process” and “Raw materials and supplies,” included in “Inventories” in the previous fiscal year were ¥15,122 million, ¥755 million and ¥4,420 million, respectively.

(Notes to the Consolidated Balance Sheets)
1. Accumulated Depreciation of Property, Plant and Equipment	\41,109 million

2. Contingent Liabilities
The Company provides a guarantee against for loans from financial institutions for employees.

Affiliated credit-card loans for employees	\52 million
Housing loans for employees	\93 million

3. Treatment of Trade Notes Maturing at End of Accounting Period
The accounting treatment for trade notes maturing on the final day of the accounting period is to treat the instrument as settled as of the clearing date.
As the final day of the fiscal year under review was a financial institution holiday, the following notes maturing on December 31, 2009, are included in the outstanding amounts as of the end of the fiscal year under review.
Notes receivable-trade	\180 million
Notes payable-trade	\3 million

(Notes to the Consolidated Statements of Changes in Shareholders’ Equity)
1. Total Number of Shares Issued
Type of share	Number of shares as of the end of the previous fiscal year	Increased number of shares during the fiscal year under review	Decreased number of shares during the fiscal year under review	Number of shares as of the end of the fiscal year under review
Common stock	133,689,303 shares	– shares	– shares	133,689,303 shares

2. Number of Shares of Treasury Stock
Type of share	Number of shares as of the end of the previous fiscal year	Increased number of shares during the fiscal year under review	Decreased number of shares during the fiscal year under review	Number of shares as of the end of the fiscal year under review
Common stock	529,963 shares	63,299 shares	8,707 shares	584,555 shares
Note: The increased number of shares of treasury stock corresponds to the increases by the purchase of odd lot shares, and the decreased number of shares of shares of treasury stock corresponds to those sold at the requests to sell shares in addition to the odd lot shares held by the shareholders.

3. Dividend from Retained Earnings
(1) Amount of Dividends Paid
Dividends which were resolved at the 92nd Ordinary General Meeting of Shareholders held on March 24, 2009
- Dividend on common stock
- Total dividends paid	\666 million
- Dividend per share	\5
- Record date	December 31, 2008
- Effective date	March 25, 2009

(2) Dividends for which the Effective Date Falls on the Date during the Following Fiscal Year
The Company plans to submit a proposal, to the 93rd Ordinary General Meeting of Shareholders which is scheduled be held on March 24, 2010, as follows:
- Total dividends paid	\665 million
- Dividend per share	\5

- Record date	December 31, 2009
- Effective date	March 25, 2010

(Notes to Per Share Information)
1. Net Assets per Share	\342.50
2. Net Income per Share	\0.21

Diluted net income per share is not represented because there are no dilutive shares.
Note: The basis for calculation of net income per share is as follows.
Fiscal year under review (January 1, 2009 to December 31, 2009)
Net income (millions of yen)	28
Amounts not attributable to shareholders of common stock (millions of yen)	–
Net income relating to common stock(millions of yen)	28
Average number of shares during the fiscal year under review (thousands of shares)	133,125

(Notes to Significant Subsequent Events)
Not Applicable

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]

Independent Auditors’ Report

February 12, 2010

The Board of Directors
Mercian Corporation

Deloitte Touche Tohmatsu LLC

Sayoko Izumoto (Seal)
Designated and Engagement Partner
Certified Public Accountant

Yuji Hirano (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the consolidated statutory report, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and footnotes of Mercian Corporation as of December 31, 2009 and for the year from January 1, 2009 to December 31, 2009 in accordance with Article 444(4) of the Corporate Law.  The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above present fairly, in all material respects, the financial position and the results of operations of Mercian Corporation and its consolidated subsidiaries for the period, for which the consolidated statutory report was prepared, in conformity with accounting principles generally accepted in Japan.

Additional Information: As stated above in "Change in Basis of Preparation of Consolidated Financial Statements", the Company has applied the Accounting Standard for the Measurement of Inventories from this consolidated fiscal year.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[English Translation of the Corporate Auditors’ Report Originally Issued in the Japanese Language]

Corporate Auditors’ Report

We the Board of Corporate of Auditors of the Company, based on the audit reports prepared by each Corporate Auditor regarding the performance of duties by the Directors during the 93rd business year from January 1, 2009, to December 31, 2009, prepared this audit report upon deliberation and hereby report, by a unanimous show of hands, as follows:

1. Audit Methods by Corporate Auditors and the Board of Corporate Auditors and its Details

The Board of Corporate Auditors established audit policy of this term and confirmed their respective duties, etc., and received reports from each Corporate Auditor regarding the state of implementation of his or her audits and results thereof, as well as received reports from the Directors, etc., and Independent Auditors regarding performance of their duties, and sought explanations whenever necessity arose.
Each Corporate Auditor complied with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, in accordance with the audit policy of this term, their respective duties, etc., communicated with the Directors, the internal audit department, other employees, etc., and made efforts to collect information and improve audit environment, and attended meetings of the Board of Directors and other important meetings, received reports from the Directors, employees, etc., regarding the state of performance of their duties, sought explanations whenever necessity arose, inspected important decision documents, etc., and made investigation into the state of activities and property at the head office and other main business offices of the Company. In addition, we monitored and verified the system for ensuring that the performance of duties by the Directors conforms to the laws, regulations and Articles of Incorporation, as well as the resolutions of the Board of Directors regarding the improvement of the system stipulated in Article 100, paragraph 1 and paragraph 3 of the Regulations for Enforcement of the Corporation Law and the status of the system (internal controls system) based on the resolutions, which are necessary for ensuring an appropriateness of operations of a joint stock corporation.
Regarding the internal controls related to financial reporting under the Financial Instruments and Exchange Law, we received reports from the Board of Directors etc. and Deloitte Touche Tohmatsu LLC concerning evaluation of internal controls and auditing status, and asked for explanation as needed.
With respect to subsidiaries, we communicated and exchanged information with directors, corporate auditors, etc., of the subsidiaries, and received report from subsidiaries whenever necessity arose. Based on the above methods, we examined the business report and supporting schedules for the relevant business year.
Furthermore, we monitored and verified whether the Independent Auditors maintained their independence and implemented appropriate audits, and we received reports from the Independent Auditors regarding the state of performance of their duties and sought explanations whenever necessity arose. In addition, we received notice from the Independent Auditors that “The systems for ensuring the proper performance of duties” (matters set forth in each Item of Article 131 of the Regulations of Corporate Financial Calculation) is organized in accordance with the “Standers for Quality Control of Audit” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations whenever necessity arose. Based on the above methods, we examined the financial statements (balance sheet, statement of income, statement of changes in net assets, and foot notes) and supporting schedules related to the relevant business term, and the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets, and foot notes).

2. Results of Audit

(1) Results of Audit of Business Report and Other Relevant Documents
1. In our opinion, the business report and supporting schedules fairly presents the state of the Company in accordance with the laws, regulations and Articles of Incorporation.
2. In connection with the performance by the Directors of their duties, no dishonest act or material fact of violation of laws, regulations, or the Articles of Incorporation exists.
3. In our opinion, the contents of the resolutions of the Board of Directors regarding the internal controls system are fair and reasonable. In addition, we have found nothing to be pointed out in relation to the performance of duties by the Directors regarding the internal controls system including internal controls related to financial reporting.
(2) Results of Audit of financial statements and supporting schedules
In our opinion, the methods and results of audit conducted by the Independent Auditors, Deloitte Touche Tohmatsu LLC.
(3) Results of Audit of consolidated financial statements
In our opinion, the methods and results of audit conducted by the Independent Auditors, Deloitte Touche Tohmatsu LLC.

February 16, 2010

Board of Corporate Auditors
Mercian Corporation

Koki Kiyoshima (Seal)
Standing Corporate Auditor

Tohru Nakajima (Seal)
Standing Corporate Auditor

Hitoshi Ooshima (Seal)
Outside Corporate Auditor

Non-consolidated Balance Sheets
(As of December 31, 2009)
(Millions of yen)
ASSETS		LIABILITIES
Item	Amount	Item	Amount
Current Assets	43,629	Current liabilities	23,215
Cash and deposits	7,256	Notes payable-trade	8
Notes receivable-trade	576	Accounts payable-trade	4,520
Accounts receivable-trade	19,142	Short-term loans payable	6,500
Merchandise and finished goods	9,304	Current portion of long-term loans payable	2,000
Work in process	271	Accounts payable-other	6,518
Raw materials and supplies	3,211	Accrued expenses	902
Deferred tax assets	734	Income taxes payable	159
Other	3,144	Deposits received	2,173
Allowance for doubtful accounts	(11)	Provision for bonuses	354
Noncurrent assets	29,190	Other	78
Property, plant and equipment	17,643	Noncurrent liabilities	4,436
Buildings and structures	8,360	Long-term loans payable	3,000
Machinery, equipment and vehicles	6,768	Deferred tax liabilities	1,273
Land	1,782	Other	162
Construction in progress	340	Total liabilities	27,652
Other	392	NET ASSETS
Intangible assets	1,126	Shareholders’ equity	45,195
Investments and other assets	10,420	Capital stock	20,972
Investment securities	1,639	Capital surplus	16,260
Stocks of subsidiaries and affiliates	4,635	Legal capital surplus	5,343
Investments in capital of subsidiaries and affiliates	2,240	Other capital surplus	10,917
Prepaid pension cost	950	Retained earnings	8,103
Other	1,754	Other retained earnings	8,103
Allowance for doubtful accounts	(801)	Reserve for advanced depreciation of noncurrent assets	1,812
		Reserve for special account for advanced depreciation of noncurrent assets	512
		General reserve	5,000
		Retained earnings brought forward	779
		Treasury stock	(141)

		Valuation and translation adjustments	(27)
		Valuation difference on available-for-sale securities	(59)
		Deferred gains or losses on hedges	32
		Total net assets	45,167
Total assets	72,820	Total liabilities and net assets	72,820
Note: Figures less than one million yen are truncated.

Non-consolidated Statements of Income
(From January 1, 2009 to December 31, 2009)
(Millions of yen)
Item	Amount
Net sales		74,768
Cost of sales		55,571
Gross profit		19,196
Selling, general and administrative expenses		18,844
Operating income		352
Non-operating income
Interest income	25
Dividends income	186
Subsidy income	30
Other	62	305
Non-operating expenses
Interest expenses	183
Foreign exchange losses	2
Other	29	215
Ordinary income		443
Extraordinary income
Gain on sales of noncurrent assets	1,336
Gain on sales of investment securities	277
Gain on reversal of allowance for doubtful accounts	2
Other	21	1,638
Extraordinary loss
Loss on prior period adjustment	226
Loss on retirement of noncurrent assets	638

Loss on valuation of investment securities	26
Loss on valuation of inventories	588
Provision of allowance for doubtful accounts	477
Other	69	2,025
Income before income taxes		56
Income taxes-current	112
Income taxes-deferred	(59)	52
Net income		4
Note: Figures less than one million yen are truncated.

Non-consolidated Statements of Changes in Shareholders’ Equity

(From January 1, 2009 to December 31, 2009)
(Millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus			Retained earnings					Treasury stock	Total shareholders’ equity
		Legal capital surplus	Other capital surplus	Total capital surplus	Other retained earnings				Total retained earnings
					Reserve for advanced depreciation of noncurrent assets	Reserve for special account for advanced depreciation of noncurrent assets	General reserve	Retained earnings brought forward
Balance at December 31, 2008	20,972	5,343	11,470	16,813	2,077	16	5,000	1,671	8,765	(132)	46,418
Changes during the fiscal year
Provision of reserve for advanced depreciation of noncurrent assets	―	―	―	―	116	―	―	(116)	―	―	―
Reversal of reserve for advanced depreciation of noncurrent assets	―	―	―	―	(382)	―	―	382	―	―	―
Provision of reserve for special account for advanced depreciation of noncurrent assets	―	―	―	―	―	512	―	(512)	―	―	―
Reversal of reserve for special account for advanced depreciation of noncurrent assets	―	―	―	―	―	(16)	―	16	―	―	―
Dividends from surplus	―	―	―	―	―	―	―	(666)	(666)	―	(666)
Net income	―	―	―	―	―	―	―	4	4	―	4
Purchase of treasury stock	―	―	―	―	―	―	―	―	―	(11)	(11)
Disposal of treasury stock	―	―	(0)	(0)	―	―	―	―	―	2	1
Decrease by corporate division-split-off type	―	―	(551)	(551)	―	―	―	―	―	―	(551)
Net changes in items other than shareholders’ equity	―	―	―	―	―	―	―	―	―	―	―
Total changes during the fiscal year	―	―	(552)	(552)	(265)	495	―	(891)	(661)	(8)	(1,223)
Balance at December 31, 2009	20,972	5,343	10,917	16,260	1,812	512	5,000	779	8,103	(141)	45,195
Note: Figures less than one million yen are truncated.

Non-consolidated Statements of Changes in Shareholders’ Equity

(From January 1, 2009 to December 31, 2009)

(Millions of yen)
	Valuation and translation adjustments			Total net assets
	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Total valuation and translation adjustments
Balance at December 31, 2008	81	(3)	78	46,496
Changes during the fiscal year
Provision of reserve for advanced depreciation of noncurrent assets	―	―	―	―
Reversal of reserve for advanced depreciation of noncurrent assets	―	―	―	―
Provision of reserve for special account for advanced depreciation of noncurrent assets	―	―	―	―
Reversal of reserve for special account for advanced depreciation of noncurrent assets	―	―	―	―
Dividends from surplus	―	―	―	(666)
Net income	―	―	―	4
Purchase of treasury stock	―	―	―	(11)
Disposal of treasury stock	―	―	―	1
Decrease by corporate division-split-off type	―	―	―	(551)
Net changes in items other than shareholders’ equity	(141)	35	(105)	(105)
Total changes during the fiscal year	(141)	35	(105)	(1,328)
Balance at December 31, 2009	(59)	32	(27)	45,167
Note: Figures less than one million yen are truncated.

Notes to the Non-consolidated Financial Statements

(Notes to the Significant Accounting Policies)
1. Valuation Standards and Methods for Assets
(1)	Securities
1)	Share of subsidiaries and affiliates	Cost, determined by the moving-average method
2)	Other securities - Securities with market values
Stated at fair market value based on the quoted market price, etc., as of the closing date
(Valuation gains and losses were reported directly as a component of net assets. The cost of securities sold was determined by the moving-average method.)

	- Securities without market values	Stated by the cost, determined by the moving-average method
(2)	Derivatives	Stated at fair market value
(3)	Inventories
	Finished goods, merchandise, work in process, raw materials and supplies	Stated by the cost, determined by the moving-average method (The amounts posted in the Balance Sheets were calculated by writing down the book value due to deterioration in profitability.)

2. Depreciation Methods for Noncurrent Assets
(1)	Property, plant and equipment (excluding lease assets)
Declining-balance method at fixed rates
However, the straight-line method was applied for buildings (excluding building fixtures) acquired on or after April 1, 1998.
The number of years of the useful lives of material property, plant and equipment is as follows.
Buildings and structures:                                                  10 to 45 years
Machinery, equipment and vehicles:                                                             4 to 10 years
(Additional information)
The number of years of the useful lives of machinery and equipment was reviewed upon amendment in the Corporation Tax Act Japan, and was changed based on Said Act after amendment from the fiscal year under review. As a result, operating income, ordinary income and income before income taxes decreased 125 million yen, respectively.

(2)	Intangible assets	Straight-line method Software used in-house was depreciated over its estimated useful life (within five years) by the straight-line method.
(3)	Lease assets
Lease assets related to finance lease transactions that do not transfer ownership were depreciated using the straight-line method with estimated useful lives equal to lease terms, and zero residual values.
Finance lease transactions that do not transfer ownership and began prior to December 31, 2008 were calculated by a method similar to that for ordinary lease transactions.

3. Accounting Standards for Allowances and Provisions
(1)	Allowance for doubtful accounts
To provide for possible losses from uncollectible receivables, irrecoverable amounts were estimated and accounted for. The estimates were calculated based on historical loan-loss ratios for general receivables, and on a consideration of feasibly recoverable amounts in individual cases of suspected bad debt or other specific dubious accounts.

(2)	Provision for bonuses
To provide for the payment of bonuses to employees, the amount was accounted for as a portion which should be accrued for the fiscal year under review of the estimated payments of bonuses in the future.

(3)	Provision for directors' bonuses	To provide for the payment of directors' bonuses, the amount was accounted for as a portion which should be accrued for the fiscal year under review of the estimated payments of bonuses in the future.
(4)	Provision for retirement benefits
To provide for the payment of retirement benefits to employees, the amount was accounted for based on the estimated amounts of retirement benefit obligations and the fair value of the pension plan assets at the end of the fiscal year under review.
Prior service cost was amortized by the straight-line method over a period equaling the average remaining service period of employees (10 years) expected to receive pension benefits as of the end of the fiscal year under review. Actuarial differences were amortized by a straight-line basis from the following fiscal year over a period equaling the average remaining service period (10 years) of employees expected to receive pension benefits as of the end of the fiscal year under review.

4. Other Significant Matters Regarding the Basis of Preparation of Financial Statements
(1)	Significant methods for hedge accounting
1)	Methods for hedge accounting
Deferred hedge accounting was used.
Designation (“furiate-shori”) was applied for forward foreign exchange contracts that met the requirements for designation, and special treatment (“tokurei-shori”) was applied for interest rate swaps that met the conditions for special treatment.

2)	Hedging instruments and hedged items
	- Hedging instruments	Derivative transactions (Interest rate swaps, forward foreign exchange)
	- Hedged items	Where market fluctuations could result in a loss, and market fluctuations were not reflected in the valuation or to avoid fluctuations in fixed cash flows
3)	Hedging policy	The Company enters into derivative transactions

based on internal regulations, to avoid risks associated with market price fluctuations or cash flow fluctuations for currency and interest rate transactions. The Company did not enter into derivative transactions for speculative purposes.

4)	Hedging evaluation
In principle, the effectiveness of hedges is determined by comparing market price fluctuations and cash flow fluctuations of the hedged instrument with market price fluctuations and cash flow fluctuations of the hedging instrument during the period from the time the hedge begins until the time of determination of its effectiveness, and the determination is based on the difference between those amounts.

(2)	Accounting treatment of consumption tax, etc.	Transactions were accounted for at amounts exclusive of the consumption tax.

5. Significant Changes in Accounting Policies
(1)	Application of Accounting Standard for the Measurement of Inventories
Although the Company had previously accounted for inventories held for regular sales purposes by the cost, determined by the moving -average method, from the fiscal year under review, it has adopted the Accounting Standard for the Measurement of Inventories (ASBJ Statement No. 9, issued on July 5, 2006), thereby inventories held for regular sales were primarily calculated by the cost, determined by the moving-average method (The amounts posted in the Balance Sheets were calculated by writing down the book value due to deterioration in profitability). The ¥588 million difference due to this change, which had been included in opening inventories assuming that the Accounting Standard stated above had also been applied to those inventories, was accounted for as loss on valuation of inventories of extraordinary loss.
Due to this change, the amounts which had previously been accounted for as loss on disposal of inventories were accounted for as cost of sales.
As a result, gross profit increased ¥168 million and operating income and ordinary income increased \290 million yen each. Income before income taxes decreased ¥297 million.

(2)	Application of Accounting Standard for Lease Transactions
Although the Company had accounted for its finance lease transactions that do not transfer ownership previously by a method similar to the that for lease transactions, from the fiscal year under review, the Company has adopted the Accounting Standard for Lease Transactions (ASBJ Statement No. 13 (June 17, 1993 (Business Accounting Council, First Subcommittee), revised March 30, 2007)) and the Implementation Guidance on the Accounting Standard for Lease Transactions (ASBJ Guidance No. 16 (January 18, 1994 (Japanese Institute of Certified Public Accountants, Accounting System Committee), revised March 30, 2007)), thereby applying the same accounting treatment for lease transactions as that for regular purchase/sale transactions. Lease assets related to finance lease transactions that do not transfer ownership were depreciated using the straight-line method with estimated useful lives equal to lease terms, and zero residual values.
This change had no significant impact on consolidated income or loss.

Finance lease transactions that do not transfer ownership and began prior to the fiscal year when the Accounting Standard stated above was first applied were calculated by a method similar to that for ordinary lease transactions.

6. Change in Representation Method
Of “Semi-finished goods and work in process” in the financial statements for the previous fiscal year, “Semi-finished goods” have been integrated into “Merchandise and finished goods” while “Work in process” has been segmented into its separate independent account item.
The amount for “Semi-finished goods” included in “Merchandise and finished goods” in the fiscal year under review was ¥1,532 million.

(Notes to the Balance Sheets)
1. Accumulated Depreciation of Property, Plant and Equipment	\35,936 million

2. Contingent Liabilities
The Company provides a guarantee against for loans from financial institutions for employees.
Affiliated credit-card loans for employees	\52 million
Housing loans for employees	\93 million

3. Treatment of Trade Notes Maturing at End of Accounting Period
The accounting treatment for trade notes maturing on the final day of the accounting period is to treat the instrument as settled as of the clearing date.
As the final day of the fiscal year under review was a financial institution holiday, the following notes maturing on December 31, 2009, are included in the outstanding amounts as of the end of the fiscal year under review.
Notes receivable-trade	\166 million

4. Monetary Claims and Liabilities to Affiliated Companies
1) Short-term monetary claims	¥2,042 million
2) Short-term monetary liabilities	¥196 million
3) Long-term monetary claims	¥886 million

5. Monetary Liabilities to Directors and Statutory Auditors
Long-term monetary liabilities	¥63 million

(Notes to the Non-consolidated Statements of Income)
Transactions with Affiliated Companies
1) Net sales	¥6,059 million
2) Purchase of goods	¥1,245 million
3) Selling, general and administrative expenses	¥607 million
4) Transactions other than operating transactions	¥1,031 million

(Notes to the Statements of Changes in Shareholders’ Equity)
Number of Shares of Treasury Stock
Type of share	Number of shares as of the end of the previous fiscal year	Increased number of shares during the fiscal year under review	Decreased number of shares during the fiscal year under review	Number of shares as of the end of the fiscal year under review

Common stock	470,630 shares	63,299 shares	8,707 shares	525,222 shares
Note: The increased number of shares of treasury stock corresponds to the increases by the purchase of odd lot shares, and the decreased number of shares of shares of treasury stock corresponds to those sold at the requests to sell shares in addition to the odd lot shares held by the shareholders.

(Notes to Tax Effect Accounting)
The Principal Components of Deferred Tax Assets and Deferred Tax Liabilities
1. Deferred Tax Assets (current)
Excessive amounts above the limit of provision for bonuses	¥144 million
Neglected amounts for loss on valuation of inventories	¥434 million
Neglected amounts for accounts payable-other	¥113 million
Enterprise tax payable	¥28 million
Others	¥35 million
Total deferred tax assets (current)	¥756 million
Amount offset by deferred tax liabilities (current)	(¥22 million)
Net deferred tax assets (current)	¥734 million

2. Deferred Tax Assets (noncurrent)
Excessive amounts above the limit of allowance for doubtful accounts	¥322 million
Impairment losses	¥537 million
Neglected amounts for loss on valuation of membership	¥15 million
Neglected amounts for loss on valuation of investment securities	¥241 million
Valuation difference on available-for-sale securities	¥41 million
Others	¥40 million
Subtotal deferred tax assets (noncurrent)	¥1,198 million
Valuation allowance	(¥490 million)
Total deferred tax assets (noncurrent)	¥708 million
Amount offset by deferred tax liabilities (noncurrent)	(¥708 million)
Net deferred tax assets (noncurrent)	¥ - million

3. Deferred Tax Liabilities (current)
Deferred gains or losses on hedges	¥22 million
Total deferred tax liabilities (current)	¥22 million
Amount offset by deferred tax assets (current)	(¥22 million)
Net deferred tax liabilities (current)	¥- million

4. Deferred Tax Liabilities (noncurrent)
Prepaid pension cost	¥386 million
Reserve for advanced depreciation of noncurrent assets	¥1,243 million
Reserve for special account for advanced depreciation of noncurrent assets	¥351 million
Total deferred tax assets (noncurrent)	¥1,981 million
Amount offset by deferred tax assets (noncurrent)	(¥708 million)
Net deferred tax assets (noncurrent)	¥1,273 million

(Noncurrent Assets Used under Lease)
1. In Addition to the Noncurrent Assets Shown on the Balance Sheet, Certain Vehicles and Office Equipment Are Used as per Finance Lease Contracts that do not Transfer Ownership.
(1)	Equivalent Amounts of Acquisition Price, Accumulated Depreciation, and Outstanding Amount at End of Period for Leased Properties

(Unit: million yen)
	Equivalent amount of acquisition price	Equivalent amount of accumulated depreciation	Equivalent amount outstanding at end of period
Machinery and transport equipment	20	12	8
Other tangible fixed assets	760	563	196
Total	780	575	204

(2)	Equivalent Outstanding Amounts of Lease Prepayments as of Fiscal Year End
Within one year	\120 million
More than one year	\84 million
Total	\204 million

Because the equivalent outstanding amounts of lease prepayments as of the end of the fiscal year under review are small relative to the outstanding amounts of property, plant and equipment and intangible assets as of the fiscal year end, the amounts are calculated using the “interest method.”

(3)	Lease Payments Payable and Equivalent Amount of Depreciation
Lease payments payable	\183 million
Equivalent amount of depreciation	\183 million

Because the equivalent amount of depreciation is small relative to the property, plant and equipment or intangible asset corresponding to the acquisition price as of the end of the fiscal year under review, the amount is calculated using the “interest method.”

2. Operating Lease Transactions
Lease prepayments
Within one year	\24 million
More than one year	\33 million
Total	\58 million

(Related Party Transactions)
Subsidiaries and Affiliates, etc.
Type	Trade name	Capital or equity investment (\ million )	Percentage of voting rights owned (controlled) (%)	Relationship		Type of transaction	Transaction amount (\ million)	Item	Out-standing at end of period
				Directors serving concurrently	Business relationships
Subsidiary	Sanō Corporation	113	100.0	1 director	Insurance agency, Real estate transactions	Purchase of real estate	766	―	―
Transaction conditions and policy for determining transaction conditions
Notes:	1.	Prices and other transaction conditions are proposed by the Company based on market conditions, etc., and are determined through negotiations.

2.	Transaction amounts do not include consumption tax.

Fellow Subsidiaries, etc.
Type	Trade name	Capital or equity investment (\ million )	Percentage of voting rights owned (controlled) (%)	Relationship		Type of transaction	Transaction amount (\ million)	Item	Out-standing at end of period
				Directors serving concurrently	Business relationships
Subsidiary of the parent company	Kirin Brewery Company	30,000	―	3 directors	Contract manufacturing of products	Contract manufacturing of products, etc.	11,672	Accounts receivable-trade Accounts receivable-other	1,469 1,079
Transaction conditions and policy for determining transaction conditions
Notes:	1.	Prices and other transaction conditions are proposed by the Company based on market conditions, etc., and are determined through negotiations.
	2.	Transaction amounts do not include consumption tax. Outstanding amounts at end of period include consumption tax.

(Notes to Per Share Information)
1. Net Assets per Share	\339.19
2. Net Income per Share	\0.03
Diluted net income per share is not represented because there are no dilutive shares.
Note: The basis for calculation of net income per share is as follows.
Fiscal year under review (January 1, 2009 to December 31, 2009)
Net income (millions of yen)	4
Amounts not attributable to shareholders of common stock (millions of yen)	–
Net income relating to common stock(millions of yen)	4
Average number of shares during the fiscal year under review (thousands of shares)	133,184

(Notes to Significant Subsequent Events)
Not Applicable

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]

Independent Auditors’ Report

February 12, 2010

The Board of Directors
Mercian Corporation

Deloitte Touche Tohmatsu LLC
Sayoko Izumoto (Seal)
Designated and Engagement Partner
Certified Public Accountant

Yuji Hirano (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the statutory report, comprising the balance sheet, the statement of income, the statement of changes in net assets and footnotes of Mercian Corporation as of December 31, 2009 and for the 93rd business year from January 1, 2009 to December 31, 2009 in accordance with Article 436(2)-1 of the Corporate Law.  The statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report referred to above present fairly, in all material respects, the financial position and the results of operations of Mercian Corporation for the period, for which the statutory report was prepared, in conformity with accounting principles generally accepted in Japan.

Additional Information: As stated above in "Change in Basis of Preparation of Consolidated Financial Statements", the Company has applied the Accounting Standard for the Measurement of Inventories from this consolidated fiscal year.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.